

HELIOS® TECHNOLOGIES

AUGMENTING STRATEGY ADVANCING TECHNOLOGIES ACCELERATING GROWTH

2023 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS & PROXY STATEMENT



Dear Shareholders,

In 2022, the Helios Technologies team continued to build a strong foundation for sustainable success, by executing the strategies we have laid out over the last few years. This drove top-tier margins and solid earnings for our shareholders. For further details on our fiscal 2022 performance and the progress we are making on the transformation from a holding company to an integrated operating company please see my Letter to Shareholders in our 2022 Annual Report and 10-K.

In 2022, we continued to advance on our ESG journey. Highlights included:

- *Governance Enhancements:* Director compensation moved from purely share-based compensation to a combination of cash and restricted stock units to better align with our shareholders. We nominated our second female board member who brings a wealth of experience in global human resources and compensation and is a strong complement to our existing members. In fact, over half of our board has been refreshed within the past three years. In addition, we conducted a robust annual board evaluation process.

- *Environmental Sustainability:* As a part of our manufacturing and operating strategy, we have global initiatives across both business segments to identify efficiencies for both our customers and our internal processes. This work aligns with our "in the region for the region" approach. As an example, this year we identified >20% of our electronics manufacturing will relocate to the region where it is sold, and the scope of this project continues to grow. In 2022, we published baseline environmental data to help shape future planning, which includes Scope 1 and Scope 2 greenhouse gas inventory reports, as well as waste reduction and water conservation measures. We also started a process for Scope 3 data collection. Additionally, we set a long-term commitment to achieve net zero greenhouse gas emission (GHG) by 2050 for our operated assets.

- *Social Responsibility:* We continue to develop talent through several programs across our businesses. These programs include our Career Development Program (CDP), which targets recent college graduates and working students to provide them with bona fide job rotations aimed at building future leaders throughout critical business disciplines. Additionally, both segments utilize summer internships, partnerships with local educational institutions, and ongoing employee training and education. In 2023, we are launching our global talent management system through "Cornerstone" that will encompass Helios' performance management, learning management, and career development. In alignment with our strategy, it is critical that we continue to cultivate, accelerate, and elevate our talent across the organization. Finally, we launched a new ESG section on our website that provides all stakeholders greater access to important information.

We are proactive in our efforts to engage with our shareholders and hope you can join us at our 2023 Annual Meeting of Shareholders on June 1st.

You are cordially invited to attend the Helios Technologies ("Helios") Annual Meeting of Shareholders on June 1, 2023 at 9:00 a.m. (Eastern Time), in Boston, MA at The Liberty Hotel, 215 Charles St, Boston, MA 02114. All Helios shareholders of record at the close of business on April 4, 2023 are welcome to attend the Annual Meeting, but it is important that your shares are represented at the Annual Meeting even if you do not plan to attend. To ensure you will be represented, as soon as possible please vote by telephone, mail, or online.

On behalf of the Board of Directors and our leadership team, I would like to express our appreciation for your continued interest in and support of Helios Technologies.

Sincerely,

Josef Matosevic
President & CEO
Helios Technologies, Inc.



HELIOS TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
Thursday, June 1, 2023

Notice is hereby given that the Annual Meeting of Shareholders of Helios Technologies, Inc., a Florida corporation, will be held in person on Thursday, June 1, 2023, at 9:00 a.m. (Eastern Daylight Time) at The Liberty Hotel, 215 Charles St., Boston, MA 02114 for the following purposes:

1. To elect three Directors to serve until the Annual Meeting in 2026, all of whom shall serve until their successors are elected and qualified or until their earlier resignation, removal from office or death.

2. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the year 2023.

3. To conduct an advisory vote on the frequency of the advisory vote on executive compensation.

4. To conduct an advisory vote to approve Named Executive Officer compensation.

5. To approve the 2023 Equity Incentive Plan, and

6. To transact such other business as properly may come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on April 4, 2023 (referred to herein as the "record date"), are entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

We sent a Notice of Internet Availability of Proxy Materials on or about April 20, 2023 and provided access to our proxy materials over the Internet beginning April 20, 2023, for the holders of record and beneficial owners of our common stock as of the close of business on the record date. If you received a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access and review this proxy statement and our annual report and authorize a proxy online to vote your shares. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

If your shares are held in street name by a brokerage, your broker will supply the Notice of Internet Availability instructions on how to access and review this proxy statement and our annual report and authorize a proxy online to vote your shares. If you receive paper copies of the materials from your broker by mail, please mark, sign, date and return your proxy card to the brokerage. It is important that you return your proxy to the brokerage as quickly as possible so that the brokerage may vote your shares. You may not vote your shares in person at the Meeting unless you obtain a power of attorney or legal proxy from your broker authorizing you to vote the shares, and you present this power of attorney or proxy at the Meeting.

By Order of the Board of Directors,

Marc A. Greenberg
Secretary

Sarasota, Florida
April 20, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDERS MEETING TO BE HELD ON JUNE 1, 2023

This Proxy Statement and our Annual Report to Shareholders are available at: www.viewproxy.com/HeliosTechnologies/2023 and https://ir.heliostechnologies.com.

TABLE OF CONTENTS






HELIOS TECHNOLOGIES, INC.
7456 16th Street East
Sarasota, Florida 34243

PROXY STATEMENT


This proxy overview is a summary of information that you will find throughout this proxy statement. As this is only an overview, we encourage you to read the entire proxy statement, which was first distributed to our shareholders on or about April 20, 2023.

2023 ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	Thursday, June 1, 2023, at 9:00 a.m. Eastern Daylight Time
Place:	The Liberty Hotel, 215 Charles St., Boston, MA 02114
Record Date:	April 4, 2023
Voting:	Shareholders as of April 4, 2023 (the "record date") may vote by mail, over the internet or by telephone on or before 11:59 p.m. Eastern Daylight Time on May 31, 2023 for shares held directly and by 11:59 p.m. Eastern Daylight Time on May 25, 2023 for shares held in a Plan through one of the following options:

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<td align="center"></td>
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<td align="center">By completing, signing and dating the voting instructions in the envelope provided</td>
<td align="center">By the internet at www.fcrvote.com/HLIO</td>
<td align="center">By telephone at 1-866-402-3905</td>
<td align="center">In person by completing, signing and dating a ballot at the annual meeting</td>
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Any proxy delivered pursuant to this solicitation may be revoked, at the option of the person executing the proxy, at any time before it is exercised by delivering a signed revocation to the Company, by submitting a later-dated proxy or by attending the meeting in person and casting a ballot. If proxies are signed and returned without voting instructions, the shares represented by the proxies will be voted as recommended by the Board of Directors (the "Board"). If you are a shareholder of record, you may vote by granting a proxy. Specifically, you may vote:

- *By Internet*—If you have Internet access, you may submit your proxy by going to *www.fcrvote.com/HLIO* and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or your proxy card in order to vote by Internet.

- *By Telephone*—If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-866-402-3905 and by following the recorded instructions. You will need the 16-digit number included on your Notice or your proxy card in order to vote by telephone.

- *By Mail*—You may vote by mail by returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

- *In Person*—You may vote by attending the Meeting in person and casting a ballot.

The cost of soliciting proxies will be borne by the Company. In addition to the use of the mail, proxies may be solicited personally, by internet or by telephone by regular employees of the Company. The Company does not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expense in sending proxy materials to their principals and obtaining their proxies. The approximate date on which this Proxy Statement and enclosed form of proxy first has been mailed or made available over the Internet to shareholders is as of April 20, 2023.



The close of business on April 4, 2023, has been designated as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting. As of April 4, 2023, 32,633,598 shares of the Company's Common Stock, par value $.001 per share, were issued and outstanding. Each shareholder will be entitled to one vote for each share of Common Stock registered in his or her name on the books of the Company on the close of business on April 4, 2023, on all matters that come before the Meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented, even though the nominee may not exercise discretionary voting power with respect to other matters and even though voting instructions have not been received from the beneficial owner (a "broker non-vote"). Brokers have the discretionary voting power with respect to Proposal 2, the ratification of the appointment of Grant Thornton LLP as our independent public accounting firm. All other matters submitted to a vote of the shareholders under Proposals 1, 3, 4 and 5 in this proxy statement are non-discretionary matters for which brokers do not have discretionary voting power. Accordingly, your broker or nominee may not vote your shares on Proposal 1, 3, 4 and 5 without your instructions. Please instruct your bank, broker, nominee or other agent so your vote will be counted.

Vote Required

Directors are elected by a plurality of votes cast (meaning that the three Director nominees who receive the highest number of shares voted "for" their election are elected). "Withhold" votes and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the election of the nominees.

The ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm is approved if the votes cast favoring the action exceed the votes cast opposing the action. Abstentions are not considered votes cast for the foregoing purpose and will have no effect on the vote for this proposal. This proposal is considered a routine matter on which a broker will have discretionary authority to vote on the proposal should a beneficial holder not provide voting instructions. For that reason, if you are a beneficial holder and you wish to vote "for," "against" or "abstain" from this proposal, you will have to provide your broker with such an instruction. Otherwise, your broker will vote in its discretion.

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on named executive officer compensation that has been selected by shareholders. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the vote for this proposal. However, because this vote is advisory and not binding on the Company, the Board may decide that it is in the best interests of the Company and our shareholders to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

The advisory vote to approve Named Executive Officer compensation is approved if the votes cast favoring the action exceed the votes cast opposing the action. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the vote for this proposal.

The vote on the 2023 Equity Incentive Plan is approved if the votes cast favoring the action exceed the votes cast opposing the action. Abstentions and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the vote for this proposal.



2022 FINANCIAL HIGHLIGHTS*

SALES	NET INCOME	ADJUSTED NET INCOME	ADJUSTED EBITDA
$885 MILLION	$98 MILLION	$131 MILLION	$205 MILLION
OPERATING CASH FLOW	FREE CASH FLOW	DILUTED EPS	NET DEBT/PRO FORMA ADJUSTED EBITDA
$110 MILLION	$78 MILLION	$3.02 MILLION	1.9x

* See Appendix B for reconciliations of non-GAAP financial measures to our results as reported under generally accepted accounting principles in the United States ("GAAP").

2022 BUSINESS HIGHLIGHTS

This past year we were recognized globally by several third-party organizations. We were named one of America's Best Mid-Size Companies by Forbes in 2022. Faster won the Systems and Components Trophy – Engineers Choice for its innovative Faster ABC electronic hydraulic hose coupling. Sun was named a 2022 Florida Manufacturing Employer of Choice. Enovation Controls, for the third year in a row, was named one of the Best Workplaces in Manufacturing and Production in 2022. We are extremely proud of these notable recognitions, and they are just a few highlights of the many great things our people and companies are accomplishing every single day. Having a highly engaged and productive workforce is critical to driving success of any organization.





SYSTEMS COMPONENTS TROPHY 2022 ENGINEERS' CHOICE WINNER
Faster A HELIOS COMPANY
Florida Manufacturing Employer of Choice 2022
sun hydraulics
Great Place To Work®
ENOVATION CONTROLS
HELIOS TECHNOLOGIES
©2022 FORBES MEDIA LLC. USED WITH PERMISSION
Forbes 2022 AMERICA'S BEST MID-SIZE COMPANIES
Notable Highlights from FY2022

PROPOSAL — ELECTION OF DIRECTORS

1



The Board of Directors recommends a vote "FOR" each nominee.

The Board of Directors recommends that you vote "FOR" Mrs. Dempsey Brown and Mr. Chenanda and Dr. Schuetz to serve until the Company's annual meeting in 2026, or until their successors shall be duly elected and qualified.

The Board of the Company currently consists of seven members. The Board is divided into three classes of Directors serving staggered three-year terms. Directors hold their positions until the annual meeting of shareholders in the year in which their terms expire, until their respective successors are elected and qualified, or until their earlier resignation, removal from office or death.

The term of office of three of the Company's current seven Directors – Laura Dempsey Brown, Cariappa Chenanda, and Alexander Schuetz, will expire at the Meeting. The Nominating Committee to the Board of Directors has selected each of Mrs. Dempsey Brown, Mr. Chenanda and Dr. Schuetz as nominees to stand for reelection to the Board at the Meeting, to serve until the Company's annual meeting of shareholders in 2026.

In making its nominations of Mrs. Dempsey Brown, Mr. Chenanda and Dr. Schuetz, the Nominating Committee reviewed the backgrounds of the three individuals and believes each of them has valuable individual skills and experiences that, taken together, provide the Company with the diversity and depth of knowledge, judgment and vision necessary to provide effective oversight.

Biographical information for each of the nominees is set forth below under "Directors and Executive Officers."

Shareholders may vote for up to three nominees for the class of Directors who will serve until the Company's annual meeting in 2026. If a quorum is present at the meeting, Directors will be elected by a plurality of the votes cast. Shareholders may not vote cumulatively in the election of Directors. In the event that any of the nominees would be unable to serve, which is not anticipated, the Proxy Committee, which consists of Diana Sacchi and Philippe Lemaitre, will vote for such other person or persons for the office of Director as the Board may recommend.



Directors and Executive Officers

The following tables set forth the names and ages of the Company's current Directors and current Executive Officers and the positions they hold with the Company. Executive Officers serve at the pleasure of the Board.

Name/Age/Independence/Tenure	Biographies	Committee Membership (C: Chair)			
		Audit	Comp.	Nom.	ESG
Philippe Lemaitre, 73 Independent Director and Chairman of the Board **Chairman Since**: June 2013 **Director Since:** June 2007	Former Chairman, President and Chief Executive Officer of Woodhead Industries, Inc., a publicly held automation and electrical products manufacturer. Prior to joining Woodhead in 1999, served as Corporate Vice President and Chief Technology Officer of AMP, Inc. and had responsibility for AMP Computer and Telecom Business Group Worldwide. Prior to joining AMP, served as Executive Vice President of TRW, Inc. and also General Manager of TRW Automotive Electronics Group Worldwide. He previously held various management and research engineering positions with TRW, Inc., International TechneGroup, Inc., General Electric Company and Engineering Systems International. Mr. Lemaitre also served as Chairman of the Board of Directors of Multi-Fineline Electronix, Inc. from March 2011 until the sale of the company in July 2016. Has over 35 years of experience in the development of technology and with technology-driven businesses, his track record of successfully managing global business functions including sales, engineering, research and manufacturing operations, and his role as Chairman of another public company provide a wealth of experience in key areas of the Company's business and governance. Mr. Lemaitre holds a Master of Civil Engineering degree from Ecole Spéciale des Travaux Publics, Paris, France, and a Master of Science degree from the University of California at Berkeley, California.	●			●
Douglas M. Britt, 58 Independent Director **Director Since**: December 2016	President and Chief Executive Officer of Boyd Corporation, a multinational leader in engineered materials and thermal management solutions, with a workforce of over 6,000 employees, since May 2020. Previously, he served as President of the Integrated Solutions division of Flex Agility (NASDAQ: FLEX), a leading sketch-to-scale solutions company that provides innovative design, engineering, manufacturing, real-time supply chain insight, and logistics services to companies of all sizes in various industries and end-markets. Responsible for a $19B business within Flex Agility, which operates in over 30 countries with a workforce of over 200,000 employees. From May 2009 to November 2012, Mr. Britt served as Corporate Vice President and Managing Director of Americas for Future Electronics, and from November 2007 to May 2009, was Senior Vice President of Worldwide Sales, Marketing, and Operations for Silicon Graphics. From January 2000 to October 2007, Mr. Britt held positions of increasing responsibility at Solectron Corporation, culminating his career there as Executive Vice President, and responsible for Solectron's customer business segments including sales, marketing and account and program management functions. As an executive at multinational companies, Mr. Britt has extensive global mergers and acquisition experience, global manufacturing and supply chain expertise and a deep understanding of customer relationships and leading a global business. Mr. Britt holds a Bachelor's degree in business administration from California State University, Chico, and attended executive education programs throughout Europe, including the University of London.	●	●		



Name/Age/Independence/Tenure	Biographies	Committee Membership (C: Chair)			
		Audit	Comp.	Nom.	ESG
Laura Dempsey Brown, 59 Independent Director **Director Since:** April 2020	Previously the Senior Vice President, Communications and Investor Relations for W.W. Grainger, Inc. (NYSE: GWW), a leading broad line supplier of maintenance, repair and operating products, reporting directly to Grainger's CEO and Chairman, until her retirement in 2018 after 19 years, including serving as Vice President of Marketing, as well as leading the strategy development and operational execution of Grainger's multi-year market expansion initiative focused on the top 25 U.S. metro markets. Ms. Dempsey Brown also served as the Vice President of Finance for Grainger's field sales, operations, marketing and e-business functions. Prior to joining Grainger, Ms. Dempsey Brown was a Vice President at Alliant Foodservice and at Dietary Products at Baxter. She began her career at Baxter in 1985 focusing primarily on financial roles in the distribution and manufacturing businesses. Ms. Dempsey Brown has over 18 years in finance or accounting leadership roles and has extensive knowledge in strategy, M&A, corporate governance, crisis management and general overall business acumen. Ms. Dempsey Brown holds a Bachelor's degree in accounting from Indiana University and obtained designation as a Certified Public Accountant in 1985.	C		●	
Cariappa (Cary) M. Chenanda, 55 Independent Director **Director Since:** April 2020	Vice President and Officer at Cummins Inc. (NYSE: CMI), a global power provider, whose products range from diesel, natural gas, electric and hybrid powertrains as well as powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, electric power generation systems, batteries, electrified power systems, hydrogen generation and fuel cell products. Mr. Chenanda has been with Cummins Inc. for 24 years and currently leads their global Emission Solutions business. Previously established and led Cummins Electronics in 2012 and in 2017, and oversaw the unification of the Cummins Electronics and Cummins Fuel System Businesses into one combined business. From 2009 to 2012, served as Executive Director for Global OE Sales and was responsible for new product development at Cummins Filtration in Nashville, TN. From 2007 to 2009, served as the General Manager for the Cummins-Scania Fuel Systems Joint Venture and managed the Fuel Systems startup in Wuhan, China. Between 1998 and 2007, had roles with increasing responsibility in engineering, marketing and purchasing within the Engine Business. Mr. Chenanda has also worked for Ecolab and Robert Bosch GmbH. He is a Certified Purchasing Manager, a certified Six Sigma Green Belt and holds 7 United States patents. Mr. Chenanda currently serves on the Industry Advisory Council for Texas A&M's Mechanical Engineering and is a board member of the Columbus Regional Hospital Foundation in Indiana. Mr. Chenanda holds an MBA from Indiana University's Kelly School of Business, an MS in Mechanical Engineering from Texas A&M University and a Bachelor's in Mechanical Engineering from the University of Mysore, India.		●		C



Name/Age/Independence/Tenure	Biographies	Committee Membership (C: Chair)			
		Audit	Comp.	Nom.	ESG
Josef Matosevic, 51 President, Chief Executive Officer and Director Non-Independent Director **Director Since**: June 2020	President and Chief Executive Officer of the Company since June 1, 2020. Previously served as Executive Vice President and Chief Operating Officer at Welbilt, Inc. (NYSE: WBT), a global manufacturer of commercial foodservice equipment, since August 2015 as well as interim President and CEO from August through November 2018. Served as Senior Vice President of Global Operational Excellence at The Manitowoc Company, Inc. (NYSE: MTW), a world leading provider of engineered lifting solutions, from 2014 to 2015, and as Executive Vice President of Global Operations from 2012 to 2014. Prior to joining MTW, Mr. Matosevic served in various executive positions with Oshkosh Corporation (NYSE: OSK), a designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies, from 2007 through 2012 as well as Executive Vice President, Global Operations from 2010 to 2012, with responsibility for the defense segment, the company's global operating systems and lean deployment. He previously served as Vice President of Global Operations from 2005 to 2007 and Chief Operating Officer from 2007 to 2008 at Wynnchurch Capital, a sub-assembler, distributor and sequencer of complex engineered modules for automotive original equipment manufacturers. Mr. Matosevic has over 27 years of global operating and business experience, with skills and focus on Commercial Sales, M&A, Strategic Operating Systems, Lean Six Sigma practices, automation, and supply chain development. Mr. Matosevic holds a Bachelor's degree from Bayerische Julius-Maximilian's Universität in Würzburg, Germany.				
Alexander Schuetz, 56 Independent Director **Director Since:** June 2014	CEO of Knauf Engineering GmbH, an engineering company in the gypsum based construction materials industry, responsible for a portfolio of multinational projects with a total volume of $500 million. Prior to joining Knauf in February 2009, Dr. Schuetz held various management positions in Finance, Business Development, Mergers & Acquisitions, Project Management and General Management in the fluid power industry at Mannesmann and Bosch Rexroth, including as CEO of Rexroth Mexico and Central America from August 2000 to August 2007. From 1998 to 2000, based in Beijing, China, he was responsible for the Finance, Tax and Legal division at Mannesmann (China) Ltd., the holding company for a number of affiliated companies of the Mannesmann Group, including Rexroth, Demag, Sachs and VDO. In 2003, Dr. Schuetz completed the Robert Bosch North America International General Management Program at Carnegie Mellon University. Dr. Schuetz brings a wealth of experience in major growth regions of the world, including Asia and Latin America and global insights into markets and customers to the Company, including the hydraulics industry. Dr. Schuetz holds a Ph.D. in international commercial law from the University of Muenster, Germany.			C	●
Diana Sacchi, 63 Independent Director **Director Since**: June 2022	Chief Human Resources Officer at Grameen America, a non-profit micro-finance organization dedicated to lending to women to enable financial mobility. Prior to returning to Grameen America in November 2020, served as EVP & CHRO at Welbilt, (NYSE: WBT), a global manufacturer of commercial foodservice equipment. From June 2014 to January 2016, served as Vice President HR for North America at LG Electronics USA and CHRO at Grameen America, where she built the foundation of the HR function. Her career includes roles of progressive HR leadership at Avon Products, Bristol Myers Squibb and the United Nations Development Program. As Chief Human Resources Officer for several companies, Ms. Sacchi has advised CEOs, transformed global HR organizations, participated in acquisition and integration activities, and redesigned compensation programs. Ms. Sacchi brings more than 25+ years of global Human Resources expertise in addition to HR advisory and consulting expertise and leadership coaching. A leader with exceptional global experience, she has improved the effectiveness of a wide range of organizations, from multi-billion-dollar corporations to nonprofits serving a variety of sectors including manufacturing, cosmetics, electronics, pharmaceuticals, micro-finance and education. Ms. Sacchi holds a B.A. in Psychology from Texas Woman's University and M.Ed. & M.A. in Psychological Counseling & Organizational Psychology from Columbia University. She is fluent in English, Spanish, and Italian.		C	●	



	Name/Age/Tenure	Biographies
	Josef Matosevic, 51, President, Chief Executive Officer and Director **Executive Officer Since**: June 2020	Mr. Matosevic's biography is provided above in Directors Biographies.
	Tricia Fulton, 56 Executive Vice-President & Chief Financial Officer **Executive Officer Since**: March 2006	Chief Financial Officer since March 4, 2006. Ms. Fulton joined the Company in March 1997 and has held positions of increasing responsibility, including Corporate Controller, and Interim President and Chief Executive Officer from April 5, 2020, through May 31, 2020. Prior experience includes Director of Accounting at Plymouth Harbor from 1995-1997, various financial capacities for Loral Data Systems from 1991-1995 and as an auditor at Deloitte & Touche from 1989 to 1991. She served as a member of the Board of Directors for the National Fluid Power Association from 2011-2019 and as the Chairwoman of the Board for the 2016-2017 term. Ms. Fulton is a graduate of Hillsdale College and the General Management Program at the Harvard Business School.
	Matteo Arduini, 49 President, QRC **Executive Officer Since**: June 2019	President, QRC since June 18, 2019. Previously served as General Manager as well as Chief Financial Officer at Faster. From September 2012 to April 2018, Mr. Arduini was with Brevini /Dana Incorporated (NYSE: DAN). He served as the CFO of the Brevini Group and the project leader in Dana's acquisition of Brevini Group as well as Head of Finance in Dana Brevini Italy. With previous professional experience with Ernst & Young, Ferrari Cars and Technogym, Mr. Arduini graduated from the University of Parma in 1998 with a degree in Economics
	Rick Martich, 52 Interim President, CVT **Executive Officer Since**: March 2023	Interim President, CVT since March 30, 2023. Previously served as Co-General Manager of the CVT business through a previous transition. Joined Enovation Controls in 2006 and progressed from managing customer service and quality, through leading global manufacturing, to operations and international sales. Mr. Martich was promoted to Senior Vice President, Global Operations in November 2020. He has over 25-years of leadership experience in engineering, manufacturing, finance and sales. Mr. Martich began his career in 1994 as a process/project engineer with PPG Industries. He went on to The Boeing Company where he led Lean Manufacturing activities on the 777 Floor Beam value stream and implemented Toyota Production System concepts & tools. He then spent time with Level 3 Communications where he progressed through a variety of roles across finance, engineering, and services. A Six-Sigma Black Belt, as well as Gemba & Distribution Kaizen Coach, he holds a Bachelor of Mechanical Engineering degree from Georgia Tech and an MBA from The University of Tulsa with a focus in finance.
	Lee Wichlacz, 58 President, Electronics **Executive Officer Since**: December 2022	President, Electronics since December 7, 2022. Previously served as Group Vice President and General Manger - Americas, at Welbilt, Inc. (NYSE: WBT), leading the Americas product lines as well as its global manufacturing, supply chain, technology, and new product introduction teams. Mr. Wichlacz served in multiple leadership roles at Welbilt including Sr. VP Canada Region and Managing Director, Cleveland, Garland and Lincoln; Sr. VP Product Management and Engineering, and Managing Director, Manitowoc Ice; Sr. VP Global Operations and Procurement; VP & GM, Manitowoc Ice; and Director of Engineering, Manitowoc Foodservice. Prior to joining Welbilt in 2007, he spent 21 years with the Healthcare Division of General Electric. He began his career as a design engineer and progressed to various engineering and operations roles, including executive management. Mr. Wichlacz holds a Bachelor's degree in mechanical engineering from the University of Wisconsin-Platteville as well as a Master's degree in mechanical engineering from Marquette University.
	Marc Greenberg, 46 General Counsel & Secretary **Executive Officer Since**: January 2022	General Counsel & Secretary since January 4, 2022, having served as Associate General Counsel since January 2021 when he joined the Company. Previously General Counsel to Diversified Maintenance Systems, LLC, a national facilities maintenance services company, from January 2019 to January 2021. Served as Associate General Counsel at Welbilt Corporation (NYSE: WBT), a global manufacturer of commercial foodservice equipment, from 2016-2019. Prior to his corporate experience, Mr. Greenberg was a litigation attorney in the New York/New Jersey area for over seven years. He began his career in New York, New York as a Commercial Real Estate Agent for Newmark Group, Inc. in 1998 before working as a Corporate Specialist for Computershare Trust Company in November 2021. In addition to over 16 years of legal experience, Mr. Greenberg holds a Bachelor's degree in Economics from Muhlenberg College in Allentown, PA, as well as a Juris Doctorate degree from Nova Southeastern in Davie, FL, and an MBA from Louisiana State University.



Board Skills and Diversity Matrix

The below matrix summarizes the skills and diversity demographics of our current Board of Directors in 2023.



Gender — 28% Women — 2 Women

Independence — 85% Independence — 6 Independent

Average Age — 59 Average Age — 71-75 yrs. 1 — 61-70 yrs. 1 — 50-60 yrs. 5

Refreshment — OVER HALF — Of our Board refreshed within the past 3 years

Knowledge, Skills, and Experience

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
Financial	●	●	●	●	●	●	●
Accounting	●	●	●	●	●	●	
Corporate Governance/Ethics	●	●	●	●	●	●	●
Industry Expertise	●	●	●	●	●	●	
HR/Compensation	●	●	●		●	●	●
Operations	●	●	●	●	●	●	
Strategic Planning/Oversight	●	●	●	●	●	●	
Risk Management	●	●	●	●	●		
Cybersecurity		●	●				
Technology/Engineering	●	●	●	●	●	●	
Mergers and Acquisitions	●	●	●	●	●	●	●
International Experience	●			●	●	●	●
Multiple Languages	●			●	●	●	●
Legal/Regulatory Governance						●	

Demographics

Race/Ethnicity

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
African American							
Asian/Pacific Islander				●			
White/Caucasian	●	●	●		●	●	●
Hispanic/Latino							
Native American							

National Origin

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
United States		●	●				
France	●						
Germany					●	●	
India				●			
Italy							●

Gender

	Lemaitre	Britt	Dempsey Brown	Chenanda	Matosevic	Schuetz	Sacchi
Female			●				●
Male	●	●		●	●	●	



Board Leadership Structure and the Board's Role in Risk Oversight

The Board acts as a collaborative body that encourages broad participation of each of the Directors at Board meetings and in the Committees, described below, on which they serve. The Board believes a majority of Directors should be independent. The independent Directors meet informally, and they also meet in regular executive sessions of the Board. The Company currently separates the functions of Chairman of the Board and Chief Executive Officer. The Chairman of the Board, who is a non-management, independent Director, chairs the meetings of the Board, serves as a nonvoting *ex officio* member of each of the Board Committees and is a current member of the Audit and ESG Committee. The Chairman approves the agenda for each Board meeting, after soliciting suggestions from management and the other Directors. Given the size of the Company, its international operations and its culture of individual initiative and responsibility, the Board believes its leadership structure is appropriate. The Board believes that a governing body comprised of individuals with diverse backgrounds in terms of geographic, cultural and subject matter experience, strong leadership and collaborative skills, is best equipped to oversee the Company and its management.

The Company's culture emphasizes individual integrity, initiative and responsibility. The Company's compensation structure does not encourage individuals to undertake undue risk for personal financial gain. The Board has delegated to the Audit Committee the responsibility for financial risk and fraud oversight, considering for approval all transactions involving conflicts of interest and monitoring compliance with the Company's Code of Business Conduct and Ethics ("Code of Conduct"). The Governance and Nominating Committee historically addressed non-financial risks, including political and economic risks, risks relating to the Company's growth strategy, and current business risks on a quarterly basis, while providing recommendations to the Board with respect to those and other risks, including leadership development and succession. In March 2021, the Board created a new Environmental, Social and Governance Committee ("ESG Committee"). The ESG Committee addresses the risks previously overseen by the Governance and Nominating Committee related to the global enterprise, including material risks facing the businesses, risks it may face in the future, measures that management has employed to address those risks and other information relating to how risk analysis is incorporated into the Company's corporate strategy and day-to-day business operations. As described in greater detail below, to provide guidance to the ESG Committee on these risks, the Company utilizes a bottoms-up approach where its business units report their risks up to management on a quarterly basis, and ultimately to the ESG Committee, who reports out to the full Board on a quarterly basis.

As part of its risk oversight and compliance responsibilities, the Board, in December 2018, and edited in January 2021, adopted a Code of Conduct that serves as an overarching document to supplement similar policies adopted by its subsidiaries. The Code of Conduct has been translated into multiple languages, and training programs are held annually to all Helios employees globally to help ensure the Code of Conduct is understood and observed throughout the Company.

Independence and Committees of the Board of Directors

At its meeting on March 8, 2023, the Board undertook a review of Director Independence. Except as described under "Certain Relationships and Related Transactions," it was determined there were no reportable transactions or relationships between any of the Directors or any member of the Directors' immediate families and the Company and its subsidiaries and affiliates. The purpose of this review was to determine the independence of each of the Directors under the rules of the New York Stock Exchange ("NYSE") and, for Audit Committee and Compensation Committee members, also under the heightened independence standards of the SEC. The Board determined that Messrs. Britt, Lemaitre, Schuetz, and Mses. Dempsey Brown and Sacchi qualify as independent Directors under both the rules of the NYSE and the SEC.

In considering the independence of Mr. Chenanda and his employment at Cummins, the Board took into consideration customer contracts with Cummins and confirmed Mr. Chenanda does not have a material interest. The Board concluded that Mr. Chenanda qualifies as independent under the rules of NYSE. By virtue of his position as President and Chief Executive Officer of the Company, the Board has concluded that Mr. Matosevic does not qualify as independent.

Our Board of Directors has four standing Committees: Audit Committee, Compensation Committee, Environmental, Social and Governance Committee and Nominating Committee. The current composition and responsibilities of the four standing Committees are set forth below. Each committee has adopted a written charter approved by the Board, which is available on the Company's website at https://ir.heliostechnologies.com/corporate-governance. Each Committee meets regularly throughout the year and reports its actions and recommendations to the Board.

The Company's website contains the Company's Bylaws, Corporate Governance Guidelines, Board Committee Charters and Codes of Business Conduct. To view these documents, go to https://www.heliostechnologies.com, click "Investors" and then "Governance." To



view the Company's SEC filings, including Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to https://www.heliostechnologies.com, click on "Investors," then "SEC Filings" and then "All SEC Filings."

As discussed below under "Oversight of Environmental, Social and Governance (ESG) Matters," on March 10, 2021, the Board formally memorialized the Company's commitment to fundamental ethical principles, including diversity and respect for the dignity of every individual, in the form of the ESG Committee, which assumed the responsibility for overseeing the Company's corporate governance practices, as well as social, environmental, enterprise risk and other matters. The Governance and Nominating Committee was recast as the Nominating Committee and will continue to nominate Directors with diverse backgrounds in terms of geographic, cultural and subject matter experience, as well as gender, race, national origin and other diverse characteristics, that are complementary to those of the other Directors so the Board will possess the appropriate talent, skills and expertise to oversee the Company's business.

Our Board remains active in understanding and overseeing the various risks facing the Company. Effective risk oversight is an essential function of the Board. Beginning in 2022, an updated risk governance framework was implemented to update the Board, on a quarterly basis, on various risks facing the Company, their likelihood and potential impact, and a response plan.

Shareholder Recommendations for Nomination as a Director

In order for the Committee to consider a candidate recommended by a shareholder, the shareholder must provide to the Corporate Secretary, at least 120, but not more than 150, days prior to the date of the shareholders' meeting at which the election of Directors is to occur, a written notice of such security holder's desire that such person be nominated for election at the upcoming shareholders meeting; provided, however, that in the event that less than 120 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth business day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

A shareholder's notice of recommendation must set forth:

(a)   as to each person whom the shareholder proposes be considered for nomination for election as a Director

    (i)   the name, age, business address and residence address,

    (ii)   his or her principal occupation or employment during the past five years,

    (iii)   the number of shares of Company common stock he or she beneficially owns,

    (iv)   any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and

    (v)   the consent of the person to serve as a Director, if so elected; and

(b)   as to the shareholder giving the notice

    (i)   the name and record address of shareholder,

    (ii)   the number of shares of Company common stock beneficially owned by the shareholder,

    (iii)   a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person pursuant to which the nominations are to be made, and

    (iv)   a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named.



Board and Committee Oversight Responsibilities

The Board has adopted a Statement of Policy Regarding Director Nominations, setting forth qualifications of Directors, procedures for identification and evaluation of candidates for nomination, and procedures for recommendation of candidates by shareholders.

> As set forth in the Statement of Policy, a candidate for Director should meet the following criteria:
>
> • must, above all, be of proven integrity with a record of substantial achievement.
>
> • must have demonstrated ability and sound judgment that usually will be based on broad experience.
>
> • must be able and willing to devote the required amount of time to the Company's affairs, including attendance at Board and Committee meetings and the annual shareholders' meeting.
>
> • must possess a judicious and somewhat critical temperament that will enable objective appraisal of management's plans and programs; and
>
> • must be committed to building sound, long-term Company growth.

Director Participation and Relationships

The Board held four meetings during 2022, and all Directors who served in 2022 were present at each meeting. Each Director also attended all meetings of each Committee of which he or she was a member in 2022.

The Board has adopted a policy stating that it is in the best interests of the Company that all Directors and nominees for Director attend each annual meeting of the shareholders of the Company. The policy provides that the Board, in selecting a date for the annual shareholders meeting, will use its best efforts to schedule the meeting at a time and place that will allow all Directors and nominees for election as Directors at such meeting to attend. The policy further provides that an unexcused absence under the policy should be considered by the Nominating Committee in determining whether to nominate a Director for re-election at the end of his or her term of office. All Directors attended last year's annual meeting of shareholders.

No family relationships exist between any of the Company's Directors and Executive Officers. There are no arrangements or understandings between Directors and any other person concerning service as a Director.

Board Diversity and Tenure

Consistent with the Company's Corporate Governance Guidelines, the Nominating Committee and the Board seek diversity among the members of the Board. The Nominating Committee and the Board believe that considering diversity in terms of gender, race, national origin, as well as geographic, cultural and subject matter experience, creates a Board that can best serve the needs of the Company and its shareholders, and are important factors that are considered when identifying individuals for Board membership. In addition, diversity with respect to tenure is important to provide for both fresh perspectives and deep experience and knowledge of the Company. Therefore, we aim to maintain an appropriate balance of tenure across our Directors.

In furtherance of the Board's active role in succession planning, the Board has appointed or nominated 4 new Directors since 2020.

Our Directors reflect those efforts and the importance of diversity to the Board. The Board of Directors adheres to the "Rooney Rule" with respect to its consideration of board candidates, which requires the Board to consider female and minority candidates in connection with vacancies. The Board is committed to considering multiple diverse candidates in evaluating any vacancy on the Board to underscore Helios's commitment to diversity.

In 2022, following the retirement of former Director Marc Bertoneche, the Board was able to further enhance its gender diversity with the nomination and subsequent election of Diana Sacchi to the Board. Of the last four Board Members that have been appointed or nominated since 2020, the Company is proud to report that fifty percent (50%) have been female. The Board is now composed of two female Directors out of six independent Directors (seven with the inclusion of President & CEO Josef Matosevic).



Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors, Officers and holders of more than 10% of the Company's Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and any other equity securities of the Company. Except as disclosed below, to the Company's knowledge, based solely upon a review of the forms, reports and certificates filed with the Company by such persons, all of the Company's Directors, Officers, and holders of more than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements in 2022. In 2022, (i) each of Josef Matosevic, Tricia Fulton and Matteo Arduini filed a late Form 4 that reported one late transaction, (ii) Marc Greenberg reported one late holding on an amended Form 3 and (iii) Jason Morgan filed two late Form 4s that each reported one late transaction.

Communications with the Board of Directors

Shareholders and other parties interested in communicating with our Board may do so by writing to the Board, Helios Technologies, Inc., Attn: General Counsel & Secretary, 7456 16th Street East, Sarasota, Florida 34243. Under the process for such communications established by the Board, the Chairman of the Board reviews all such correspondence and regularly forwards it, or a summary of the correspondence, to all of the other members of the Board. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board or any member of the Board and request copies of any such correspondence. Additionally, correspondence that, in the opinion of the Chairman, relates to concerns or complaints regarding accounting, internal accounting controls and auditing matters is forwarded to the Chair of the Audit Committee.

Audit Committee

Current Members:

Laura Dempsey Brown (Chair)
Douglas Britt
Philippe Lemaitre

(During 2022, Cariappa Chenanda served on the Audit Committee)

The Audit Committee held **8** meetings in 2022.

Each of the current members of the Audit Committee is financially literate and satisfies the heightened independence standards of Rule 10A-3 under the Exchange Act.

The Board determined, under applicable SEC and NYSE rules, that all of the members of the Audit Committee are independent, and that Ms. Laura Dempsey Brown meets the qualifications as an Audit Committee Financial Expert, and she has been so designated.

The Audit Committee is responsible for, among other things:

- Reviewing and approving the selection of the Company's independent public accountants who will prepare and issue an audit report on the annual financial statements of the Company and a report on the Company's internal controls over financial reporting;

- Establishing the scope of and the fees for the prospective annual audit with the independent public accountants;

- Reviewing the results thereof with the independent public accountants;

- Reviewing and approving non-audit services of the independent public accountants;

- Reviewing compliance with existing major accounting and financial policies of the Company;

- Reviewing the adequacy of the financial organization of the Company;

- Reviewing management's procedures and policies relative to the adequacy of the Company's internal accounting controls;

- Reviewing areas of financial risk and providing fraud oversight; and

- Reviewing compliance with federal and state laws relating to accounting practices and to review and approving any transactions with affiliated parties.

The Audit Committee also invites and investigates reports regarding accounting, internal accounting controls or auditing irregularities or other matters as well as provides oversight for the Company's compliance with its Code of Conduct, including its confidential ethics reporting hotline. The Code of Conduct is available on the Company's website at: https://ir.heliostechnologies.com/governance-docs.

No waivers of the Company's Code of Conduct were requested or granted during the year ended December 31, 2022. The Code of Conduct is available on the Investors page of our website and from the Company upon written request sent to the Corporate Secretary, 7456 16th Street East, Sarasota, Florida 34243.



Compensation Committee

Current Members:

Diana Sacchi (Chair)
Douglas Britt
Cariappa Chenanda

(During 2022, Alexander Schuetz served on the Compensation Committee)

The Compensation Committee held **4** meetings in 2022.

Each of the current members of the Compensation Committee satisfies the heightened independence standards of Rule 10C-1 under the Exchange Act.

The Compensation Committee is responsible for, among other things:

- Overseeing the Company's compensation program, including executive officer and key management compensation;

- Administering the Company's equity incentive and non-employee Director fees plans; and

- Carrying out the responsibilities required by the rules of the SEC and NYSE.

The Compensation Committee may delegate any of its responsibilities to one or more subcommittees, each to be comprised of at least two of the Compensation Committee's members. For information regarding the role of our executive officers and the Compensation Committee's independent compensation consultant in determining or recommending the amount or form of executive compensation, see "Executive Compensation — Compensation Discussion and Analysis" below.

None of the current members of the Compensation Committee have been an Officer or employee of the Company. Additionally, none of our executive officers serve as a member of the Board of Directors or Compensation Committee of any other entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

ESG Committee

Current Members:

Cariappa Chenanda (Chair)
Philippe Lemaitre
Alexander Schuetz

(During 2022, Laura Dempsey Brown and Douglas Britt served on the ESG Committee)

The ESG Committee held **4** meetings in 2022.

The ESG Committee is responsible for, among other things:

- Developing and recommending to the Board corporate governance guidelines and policies for the Company;

- Overseeing the annual individual performance evaluation on all Board members;

- Overseeing the enterprise-wide risk management policies of the Company;

- Monitoring the Company's compliance with good corporate governance standards; and

- Overseeing the Company's significant ESG and sustainability activities and practices.

The ESG Committee is committed to ensuring the governance of the Company is in full compliance with the law, reflects generally accepted principles of corporate governance, encourages flexible and dynamic management and effectively manages the risks of the business and operations of the Company.

Nominating Committee

Current Members:

Alexander Schuetz (Chair)
Laura Dempsey Brown
Diana Sacchi

The Nominating Committee held **4** meetings in 2022.

The Nominating Committee is responsible for, among other things:

- Developing and recommending to the Board for adoption, qualifications for members of the Board and its Committees and criteria for their selection;

- Reviewing and recommending changes which the Committee determines advisable;

- Identifying and reviewing the qualifications of potential candidates to fill Board positions;

- Reviewing the suitability for continued service of each Board member prior to term expiration; and

- Recommending to the Board the nominees to stand for election at each annual meeting of shareholders.

The Nominating Committee will take whatever actions it deems necessary under the circumstances to identify qualified candidates for nomination for election as a member of the Board, including the use of professional search firms, recommendations from Directors, members of senior management and shareholders. All such candidates for any particular seat on the Board are evaluated based upon the same criteria, including those set forth above and such other criteria as the Committee deems suitable under the circumstances existing at the time of the election.



How We Approach Environmental, Social and Governance (ESG)

ADVANCING SUSTAINABILITY AT HELIOS



"Helios Technologies' environmental, social and governance (ESG) responsibilities are the living, operating principles by which we measure ourselves and shape our behavior on a daily basis."

- Josef Matosevic · President & Chief Executive Officer

The world runs on technology. Solutions that are intuitive and effective enrich our world and empower us to do more than we ever thought possible. Helios occupies the intersection where innovation and imagination meet. At that intersection, you will find Helios creating technology solutions that bring our customers' products to life and enhance their safety, reliability, connectivity, and control across many industries including construction, material handling, agriculture, energy, recreational vehicles, marine, and health and wellness.

A key to our continued growth and innovation abilities is having a deep awareness and understanding of not only our own environmental and social impacts, but those that impact our entire value chain. This perspective is notably reflected in the integrated approach we use to design and manufacture the components we create: from solutions that reduce our customers' impact on the environment all the way through to how we source materials and use efficient and safe manufacturing practices. This drives us to design and manufacture highly engineered motion control and electronic control technologies: to make the world better, safer, and even more fun.

The approach we take to manage our ESG impacts is comprehensive:

1. Internally, our Shared Values of Accountability, Integrity, Inclusion, Innovation and Leadership, are essential to our Helios Business System and guide us to ensure our ESG responsibilities are not managed in silos but connected holistically across every function of our organization.

2. Externally, investor and customer-centric engagement, as well as frameworks such as the United Nations Sustainable Development Goals (UN SDGs) and the Sustainability Accounting Standards Board (SASB), assist us in identifying ESG impacts that could potentially affect our business and provide insight to the environmental and social topics influencing the industries we serve.

3. The key characteristics of our augmented strategy – a scalable, relevant plan that guides us to make progress in a meaningful and achievable manner – is also reflective of how we embed ESG across our operations, including:

    •   Employing the Helios Business System to hold ourselves accountable;

    •   Establishing Board-level ESG oversight and ethical policies;

    •   Managing non-financial and ESG topics to support our long-term business strategy;

    •   Recognizing and acting upon our own environmental impacts and how a changing climate could impact our business, the markets we serve and the products we design;

    •   Attracting and developing a global, diverse team of innovators and providing safe, efficient manufacturing facilities; and

    •   Supporting our employees and the communities in which we operate

And just like the components we create that help make the world better, our comprehensive approach to ESG makes *us* better. We invite you to read about our progress in this proxy and follow our journey at: https://heliostechnologies.com/esg.



Our Purpose, Mission and Shared Values Shape our ESG-centric Culture

> *"Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control." – Helios Purpose Statement*
>
> *This isn't just the Helios Technologies' purpose, but the compass that directs each of us in making better decisions. It is who we are when we are at our best and it is the heart of the Helios Business System.*

The Helios Business System was developed through a transparent stakeholder process that included our employees, customers, and investors. Internally, we worked across the organization to look at our future—how we are going to win, and how we are going to design and build a business system to create a strong differentiation and separate ourselves from the competition. This continues to be the heart of what we do. Our purpose is to provide trusted global brands that deliver technology solutions that ensure safety, reliability, connectivity and control. Our Shared Values are intent upon integrity, inclusion, accountability, innovation and leadership. We believe we embody our purpose and values in all that we do as an organization. This is the foundation for the Helios Business System.

We learned that to be our best, we must achieve our mission which includes:

- **Protecting the business** by driving cash flow, developing innovative new products, and creating strong, customer-centric relationships

- **Thinking and acting globally** by leveraging global resources and assets, supporting diverse end markets, accelerating innovation, being "in the region for the region"

- **Diversifying markets and revenue** by leading with new technology, and recognizing new opportunities

- **Developing talent** by embracing diversity, promoting our Shared Values, promoting a learning organization, instilling a customer-centric culture, and engaging global talent

Our mission is inclusive of not only our strong emphasis on being financially responsible, but also recognizing the non-financial aspects of our business and strategy: the environmental, social and governance topics we must consider if we are to continue to grow and deliver on our purpose.



Shared Values

As an organization, we use our Shared Values as a guide to ensure we act in everyone's best interest to achieve our mission, especially when approaching our most important ESG topics. We seek to implement our Shared Values throughout our approach, which is intended to enable us to recognize and manage ESG risks and opportunities at Helios. These Shared Values are:

Accountability

We work to keep our promises
We communicate openly and transparently to build trust and create strong relationships through clear expectations and collective goals.

Integrity

We seek to do the right thing
We are honest, fair, transparent, and always act with the highest standards of ethics to create the trusting relationships that are the lifeblood of our business.

Inclusion

We treat others with dignity and respect
We believe we should treat others as we want to be treated by creating an inclusive, welcoming environment for our colleagues and their ideas.

Innovation

We cultivate intellectual curiosity to inspire creativity
We create innovative solutions to solve real problems that delight our customers and set us apart from our competition.

Leadership

We passionately deliver excellence
We are driven to exceed expectations and to motivate excellence in our organization.

These Shared Values are for the entire organization and every employee, no matter their role or function. They are the foundation from which we work and drive our organization forward each day.



Holding Ourselves Accountable through Strong ESG Governance

To be successful in achieving our purpose and mission, using our Shared Values as a guide, we must also have the right governance structure. This includes addressing the ESG topics that are critical to us achieving our mission. We demonstrate this through our continually evolving ESG governance and approach to planning, execution, continuous improvement, auditing and tracking of these efforts.

 **Board Level ESG Governance**

Environmental, Social and Governance Committee

Accountability starts with board-level oversight of ESG to address non-financial topics of interest to our investors, shareholders, and other stakeholders. In March 2021, the Board created the ESG Committee to oversee risks related to the Company's environmental, social, corporate governance practices, as well as enterprise risk and other matters. In 2022, we added the Chairman of our Board to the ESG Committee.

The purpose of the ESG Committee is to (a) develop and recommend to the Board corporate governance guidelines and policies for the Company, (b) monitor the Company's compliance with good corporate governance standards and oversee the evaluation of the Board and management against these standards, and (c) oversee the Company's significant ESG and sustainability activities and practices, including reviewing:

- Our ESG and sustainability strategy, initiatives and policies and updates from the Company's management committee responsible for significant ESG and sustainability activities;

- Charitable contributions by the Company; and,

- Community reinvestment activities and performance thereof.

2022 Board Evaluation Program

SELF-EVALUATION The Board understands that honest and practical evaluations are crucial for good governance and Board effectiveness. Annual evaluations focus on two primary functions of a Board; oversight and decision-making, with an emphasis on Board process and Board composition. The ESG Committee oversees the annual evaluations with the assistance from the General Counsel & Secretary, and conducts a multi-step process to disseminate, collect and review the results. The ESG Committee then discusses the results of the evaluations and other feedback in a closed session with the Board.

IMPLEMENTATION & RESULTS Confidential evaluations and subsequent discussions from the 2022 evaluations were instrumental in making enhancements to meeting materials, committee compositions, the Board evaluation process, and interactions with our business leaders, providing Directors with further opportunities for continuing education.

 **ESG Responsibility throughout the Organization**

2022 Risk Management Program Enhancements

A successful Risk Management program is critical for a Company to both understand the risks it faces as well as understand the significance of those risks. Effective risk management means attempting to control, as much as possible, future outcomes by acting proactively rather than reactively. An effective risk management program offers the potential to reduce both the possibility of a risk occurring and its potential impact. In 2022, the Board charged the ESG Committee with oversight and responsibility of the Company's Risk Management Program, and to work closely with management to ensure key controls and processes are in place.



In response to this new oversight, the Company worked with the ESG Committee to create a strong internal process to effectively identify, analyze, and manage risks facing the Company. Rather than an annual risk assessment at an enterprise level, the Company created an internal risk management structure administered by Subsidiary Sub-Committees formed at Sun Hydraulics, Faster, Enovation and Balboa, whereby representatives within each Business Unit, including Finance, HR, Sales, Operations, IT, met on a quarterly basis to:



Identify risks throughout each business segment → Analyze their likelihood and potential impact → Review a response plan → Employ a mitigation strategy

In turn, these risks were reported up the General Counsel & Secretary and Chief Executive Officer, who then reported on a quarterly basis to the ESG Committee regarding risks facing the Company, mitigation factors that management has employed to address those risks, and other information relating to how risk analysis is incorporated into the Company's corporate strategy and day-to-day business operations. The ESG Committee, in turn, reported out these risks to the full Board on a quarterly basis.

Our Operations function continues to have the main oversight responsibility to ensure Helios provides enhanced disclosure on environmental issues and continues a targeted approach to address risks and material concerns in the way we design, manufacture, and deliver our products. This approach will help eliminate risks to shareholders and their financial interests while promoting leadership accountability.

 ## Ethics and Compliance

The Helios Legal function oversees the Ethics Hotline and Global Ethics Code, including ethics and discrimination training of all employees, and works with the Human Resources team for launching company-wide initiatives like our charitable giving platform through America's Charities and the Helios Employee Assistance Fund. Our high ethical standards are the DNA that drive us as we protect the business, think and act globally, and diversify end markets. Our commitment to fundamental ethical principles, including diversity and respect for the dignity of every individual, is reflected in our ethical policies and compliance measures. Now more than ever, in such a rapidly changing world, we leverage and lean on our collective guiding principles and codes to provide clear guidelines towards ethical practices and decisions.

Code of Ethics

Helios seeks to conduct business with the highest degree of ethics, integrity, and compliance with laws worldwide and our Code of Ethics and Business Conduct Code reflects this commitment. Our Codes include policies to protect our company's reputation, one of our most valuable assets. Maintaining our reputation is critical to retaining our talented employees, loyal channel partners and supportive shareholders. This Code also exists in conjunction with both the Corporate Responsibility Policy and the Helios Code of Conduct for Suppliers and Third-Party Vendors.

Annually, our colleagues acknowledge receipt and understanding of this Code, and attend required ethics training courses in connection with the Code. Helios tracks compliance through a third-party organization who provides training on these topics as well as learning and development. Courses include such topics as: Workplace Harassment; Diversity and Inclusion; Non-Retaliation for Reporting; Information Security; Conflicts of Interest; Fair Dealing; Confidential Information & Intellectual Property; Data Privacy; Creating a Respectful Workplace; Corporate Assets; Environmental; Health & Safety; Fair Employment Practices; Maintaining Books & Records; Anti-Bribery & Anti-Corruption; International Trade Controls; Antiboycott Laws; Antitrust & Fair Competition Laws; Compliance with Laws; Rules & Regulations; Communications & Public Affairs; and, Contracts Compliance Policy.

Anonymous Inquiries and Reporting: We provide an anonymous third-party incident management program, Navex, for all employees to report concerns and suspected violations of the Code. Navex is available to all employees via the internet or through a phone hotline. The third-party employees who answer the Reporting Hotline are trained to listen carefully, ask questions and document the situation accurately and anonymously. There is never any retaliation for making a report in good faith. Navex can be accessed 24 hours a day, 7 days a week via the following web address: www.heliostechnologies.ethicspoint.com.



Political Contributions

Consistent with the policies set forth in our Code, Helios does not use any corporate funds for the purposes of political advocacy. We recognize that using corporate funds for political advocacy is restricted in many territories. We define this as making donations or payments for lobbying or campaign contributions. In 2022, Helios did not use any corporate funds to engage in political advocacy with any individual, group, or political entity.

Information Security

Helios's three-tiered security strategy, focusing on user training, email hygiene, and real-time monitoring continues to assist us in identifying and mitigating information security risks. We provide monthly cybersecurity training for employees and have also implemented multi-factor authentication ("MFA") for all user accounts. MFA requires two or more verification factors to gain access to our systems, including a username as well as a six-digit code that changes every 30 seconds. Using MFA, if a user account password is compromised, the six-digit random code is still required to gain account access, greatly reducing the chances of accounts getting hacked. We also employ a Security Operations Center ("SOC") for real time end point protection monitoring. The SOC uses Artificial Intelligence ("AI") as well as experienced security professionals to address information security threats.

In 2022, the Company participated in a corporate-wide penetration test. Penetration tests employ a battery of hacking tools used to map out our forward-facing assets and to find vulnerabilities that could be exploited including command and control. The Company IT uses this penetration testing to evaluate its current posture and to make adjustments as needed. Testing will be an annual event going forward and will include newly acquired companies as they go through our integration process. The Company also extended its cyber-training out to employees who don't normally have access to computer systems through classroom instructor led trainings.

Corporate Responsibility Policy

A large part of our success is reflective of the positive impact we make on the world around us. Our Corporate Responsibility Policy represents a vision for how we can continue to improve our company, including its financial performance, by incorporating environmental sustainability and social responsibility both in our daily operations and long-term goals. Key components of the policy include:



Sustainability and the Environment

Our Corporate Responsibility Policy contains six areas in which we believe that we can make significant strides in enhancing our processes to become a more efficient and sustainable company: Emissions and Waste Reduction; Conflict Minerals; Carbon and Climate; Product Innovation; Recycling; and Environmental Accountability.





Social Responsibility

We believe that responsible business practices require mutual respect, a strong ethical code, and an investment into improving the lives of those within our community. In addition to upholding the values set forth in our Code of Business Conduct and Ethics, we continue to enhance seven areas in which we strive to promote a responsible corporate culture: Human Rights; Diversity and Inclusion; Employee Engagement; Talent Development; Community Investment; Employee Safety, Health, and Wellness; and Product Safety, Quality, and Brand.

We recognize that the mission to build a better world for people, our planet, and our organization, begins with each one of us. Therefore, all of our employees, no matter their role or area of responsibility, are expected to read and comply with the Corporate Responsibility Policy.

Human Rights Policy

Helios strives to operate with the highest ethical standards including upholding human rights. We believe all people should be treated with dignity and respect. Our Human Rights Policy is addition to our Code of Business Conduct and Ethics, as well as our Code of Conduct for Suppliers and Third-Party Vendors.



Guided by the United Nations Sustainable Development Goals, the policy covers specific subjects to ensure human rights are protected across our value chain and that we are creating a fair and ethical workplace, including: Fair Treatment; Diversity and Equal Opportunity; Stakeholders and Society; Fair Labor and Compensation Standards; Safe Work Environment; Natural Resources; and Reporting of Violations.

Conflict Minerals Policy

As a corporation with a global supply chain, we recognize we have a responsibility to improve our own business operations by identifying and mitigating, where practicable, any processes that may harm the planet or the people that live on it. Our Conflict Minerals Policy operates in conjunction with our Code of Conduct and Supplier Code. The policy also aligns with the goals set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Helios strives to go beyond its obligations under Section 1502 of the Dodd-Frank Act and is working to improve our ability to trace and investigate any potential conflict mineral issues. Our goal is supply chain transparency and the promotion of high ethical standards among our suppliers. To do so, we have established a management system for compliance with conflict minerals regulations and a cross-functional team to implement the conflict minerals compliance strategy, consisting of members from supply chain, finance, legal & compliance, and operations, overseen by the General Counsel & Secretary.

To further strengthen our governance, we have partnered with a leading third-party provider of compliance management processes, tools, and expertise to augment our Conflict Minerals compliance processes and management system. Our reporting process with our provider ensures comprehensive coverage and brings subject matter expertise to complement our internal knowledge and experience.

Code of Conduct for Suppliers and Third-Party Vendors

Helios' reputation is based on not just our own conduct, but the conduct of those with whom we do business. This is most evident in the longevity of the relationships we have with many of our suppliers. We value our reputation for conducting business with integrity and respect. Our Code of Conduct for Suppliers and Third-Party Vendors ("Supplier Code") provides a foundation for Helios and its Suppliers to build and maintain a strong business relationship based on trust, respect, integrity, and fairness.

Under the Helios Human Rights Policy, and Helios Policy Against Human Trafficking and Slavery for Suppliers, we require suppliers, business partners, contractors, and other third parties (collectively, "Suppliers") to share our same commitment to ethical business practices as outlined in the Supplier Code including: Ethical Compliance; Integrity and Transparency; Compliance with the Law including the United Kingdom Modern Slavery Act of 2015, California Transparency in Supply Chains Act of 2010 and operational standards of the International Convention for the Safety of Life at Sea (SOLAS) and Countering America's Adversaries Through Sanctions Act (CAATSA); Fair Labor Standards and Human Rights; Protection of Information, Assets and Interests; and Health, Safety, Environment, and Quality. We expect our Suppliers to adopt these standards throughout their supply chains by adopting efficient management policies, procedures, and training to uphold the standards set forth in the Supplier Code.

Social Standards for Suppliers

All Suppliers must treat their employees and those they conduct business with fairly and equally. As a Company, we require that all working hours are reasonable and fairly compensated in accordance with applicable laws and regulations. Suppliers shall ensure that all employees are paid living wages and operate in humane work conditions. Suppliers must also ensure that all labor is voluntary and that all employment contracts are freely entered into. We prohibit any usage of forced or child labor. Suppliers shall not engage in any action that utilizes forced or child labor in any aspect of their supply chain.

Helios is committed to ensuring a safe work environment for all affiliates, subsidiaries, employees, vendors, and suppliers. Suppliers must comply with all applicable laws and regulations, including internal guidelines, to ensure that all employees are appropriately qualified and equipped to work safely.

Helios Policy Against Human Trafficking and Slavery for Suppliers

For Helios to maintain a working relationship with any third parties, regardless of the country or type of cultural environment in which our vendors or associates operate, they must ensure that our commitment against any type of slavery or inhumane treatment is embedded in how they conduct business and how they hire, treat and maintain their own workers.



Helios requires suppliers to verify that their product supply chain standards do not utilize human trafficking or slavery. We train our internal procurement personnel to identify and report any behaviors inconsistent with our policy. Helios reserves the right in its contracts to audit suppliers to ensure that standards related to human trafficking and slavery are upheld. Suppliers must be able to demonstrate compliance at the request and satisfaction of Helios.

Aligning our Company's Goals with ESG

Meeting our goal of becoming the leading provider of premier products and solutions in niche markets through innovative product development and acquisition requires an overarching approach that addresses the environmental and social aspects of our entire business. Every component of our Purpose, the structures we are creating to reach our goal, and our clear step-by-step tactics *reflect* this. Our Shared Values and Mission *seek to implement* our goal, allowing and embedding that focus across our organization. More importantly, our market performance illustrates the value of deploying these key ESG enablers throughout the Company.



Applying our core ESG enablers has helped us make progress towards our goals.

Building in the Region, for the Region

Proven M&A Framework

Manufacturing and Operations

Accelerating Innovation

Diversifying Markets and Products

Talent Development

Helios Center of Engineering Excellence (HCEE)

 **Building in the Region, for the Region**

The supply chain for electronics and hydraulic components is complex with many risks, but when viewed through an ESG lens, the opportunities are clear. Our approach to building "in the region, for the region", as part of our manufacturing strategy, helps us not only address risks like material shortages, environmental footprint and adding diverse talent to our team, but enables us to positively impact the economies and communities in which we operate, all while protecting our margins.

Building "in the region, for the region" means we source and supply what we can from a regional perspective while staying true to our focus on delivering high-quality innovative products to our customers. It has helped us expand our engineering capacity, scale resources, and develop additional internal capabilities. We are therefore able to produce and sell our solutions locally. This creates value for our customers and shareholders by significantly reducing sourcing and supply risks, avoiding freight costs, and reducing quality issues.

Environmentally, this approach has a significant impact on shipping-related emissions and mitigating weather-related risks and delays. From a social and economic perspective, we are positively impacting local economies. We can attract and retain local talent with diverse perspectives: those who help us create innovative new solutions as well as those in operational functions such as finance and human resources.

By design, being "in the region, for the region" is a direct reflection of the strength of the Helios Business System and our ability to use our Shared Values as a guide to create new and innovative approaches to our business.

 **Proven Merger and Acquisition Framework**

We have a proven Merger and Acquisition framework around both flywheel and transformational acquisitions which adds value for our customers and shareholders, as well as provides development opportunities for our employees.

We seek companies with innovative cultures who will add capacity and capabilities, fit within our strategic imperatives, and actively prioritize environmental and social responsibility. Our recent acquisitions are examples of strong companies with strong cultures firmly aligned with our commitment to corporate responsibility. The clear priorities we have for companies we acquire are realized because our proven integration model focuses on the retention of employees, strong customer relationships, brand integrity, leveraging engineering expertise, and management culture.



 **Manufacturing and Operations Centers of Excellence**

Our world-class manufacturing is a competitive tool and a key component of our long-term strategy. Several very visible tactics facilitated opportunities for the Company to make significant capital investments in technology and manufacturing efficiencies in 2022.

First, our North American footprint was further strengthened by the acquisition of Daman Products Company ("Daman") (as described below). With industry-leading standard manifolds and custom-designed precision hydraulic integrated packages, Daman bolsters our portfolio to accelerate new product introductions and growth into diversified end markets.

Second, the Company began plans to form two new Regional Operational Centers of Excellence for its Hydraulics segment; one in Mishawaka, Indiana and one in Sarasota, Florida. Expansion is currently underway in Mishawaka, Indiana, for the 'Hydraulic Manifold Solutions Center of Excellence', which will combine the manifold machining and integrated package assembly operations from Sun Hydraulics in Florida as well as the integrated package business from Faster Inc. in Ohio. The quick release coupling (QRC) manufacturing from Maumee, Ohio will move to Sarasota, Florida as part of the 'Hydraulic Valve and Coupling Solutions Center of Excellence.'

The restructuring of our Hydraulics segment in the Americas into two Centers of Excellence will drive greater operational efficiencies, quality control and enable technology enhancements that create advanced hydraulic solutions for our customers in existing and diversified end markets. It will further our expertise in hydraulics and electronics to exceed the boundaries of today's approach to motion control by expanding our unique pure-play position in the industry. Our North American footprint, combined with the strength of innovation in our hydraulic and coupling valve operations in Italy, create the platforms that accelerate our drive to become a global leader of electro/hydraulic solutions. We engineer motion control solutions for applications in our targeted markets that require high degrees of precision, reliability, and durability. The integration and consolidation of our North American footprint serves to strengthen our *"in the region, for the region"* strategy, promote enhanced R&D collaboration, and enable expanded capacity to support our future growth.

As we continue to develop and integrate our approach to managing environmental and social impacts, our focus will be on leading with facts and data. We are working internally and have collected a great deal of information being used to identify opportunities for improvement. With this approach, we will be able to raise the visibility of progress and accountability for managing our impact. This will ultimately allow us to incorporate facts and data across a number of factors in order to invent the right solutions and drive profitable growth across the business.

 **Accelerating Innovation**

Engaging diverse teams to create products, many of which keep end users and our environment safer, starts with a customer-centric culture of innovation, a system solution for our customers, and continues through our responsible approach to manufacturing.

The introduction of SpaTouch4™, an advanced user interface control system built on Helios' innovative Next Display Platform™, described below, is an example of the collaboration between the Helios Center of Engineering Excellence ("HCEE") and our Electronics segment. By using our technology platform approach to innovation, the Next Display Platform™ addresses more target markets and creates system solutions for our customers. Through this approach, HCEE creates a multiplier effect of innovation and continues our strategy of leveraging sales, enhancing marketing, and focusing on innovation, customer relationships and operational excellence.

In most cases, when we design products, especially electronics, we do so in co-development and co-design with the Original Equipment Manufacturer. This ensures we understand any environmental or social risks associated with the solution. Innovation also extends to the investments we have made resulting in a more energy and materials efficient design and modification phase.

Creating Components that use Less Energy

Through testing and advanced simulation, we can improve the energy efficiency of the products we create, including reducing energy use and heat waste. Sun Hydraulics has adopted this practice as an ongoing initiative for all product designs. As an example, for their counterbalance valves, Sun tests to see if there is leakage between the ports of the valve that could result in the valve failing due to pressure drop within the circuit. This approach is not only a critical safety component, but from an environmental standpoint there is also improved energy efficiency of a hydraulics system (less electric or mechanical power to power the system).



 **Diversifying Markets and Products**

Helios has a responsibility to create products that are long-lasting, keep end-customers safe, and leave as little negative impact on the environment as possible. We continually review our processes to determine where and how they can be improved to reduce our energy consumption and that of our customers. We also recognize this focus leads us to new markets and solutions that align with our own focus on social and environmental responsibility, for example:

- Sun Hydraulics' new ecoline™ program (described below) which contains several products aimed to increase performance while reducing power consumption and energy costs.

- Providing value for next generation machines and equipment, Enovation Controls delivers distributed power and load-switching on Autonomous, Zero Emission Agricultural Electric Vehicles with its Power Distribution Modules.

- Faster was awarded the Systems & Components Trophy as part of 'Agritechnica digital' for its Faster ABC – Always the Best Connection.

- Balboa Water Group's Clim8zone™ spa heat pump (described below) saves up to 75% of the energy consumption compared to a conventional heater and with its smart algorithm, automatically adjusts the compressor speed to reduce the cost of maintaining the spa's desired temperature.

2022 PRODUCT HIGHLIGHTS

Ecoline Products



The third quarter of 2022 brought the first announcement of Sun Hydraulics' new ecoline™ program, composed of several unique products, including the latest evolution in electrohydraulic load holding and counterbalance technology, eSense™, LoadMatch™, and ENERGEN™. This package of solutions to customize a system can significantly boost and improve efficiency, reduce fuel consumption, and provide cost savings.

The eSense™ solution boasts 100% of the performance at 30% of the power consumption compared to a traditional counterbalance valve solution. Purdue University's Maha Fluid Power Research Center's proven lab tests demonstrated energy savings as high as 85% in some load conditions.




LoadMatch™ counterbalance valves offer 30% or more energy savings by automatically controlling the setting at reduced loads. This self-setting valve minimizes energy wasted during machine cycle times and features the advanced stability and safety characteristics users have come to expect from Sun Hydraulics.

 ENERGEN™ is a unique solution that creates electrical power by capturing wasted energy from hydraulic fluid flow which can then be used to support the growing number of electrical applications required in mobile equipment. The energy regeneration capability of the ENERGEN™ cartridge valve is attributed  to an integrated generator that converts otherwise lost power into usable energy. This energy can be re-directed to control electronics such as solenoid valves and sensors or to charge a battery within a machine.



Next Display Platform™

The new Next Display Platform™ core hardware provides OEMs the ability to take full control of equipment; a major opportunity for our customers in industries where a robust, ruggedized, sophisticated, high-resolution display had previously not been an economical option. The platform includes Bluetooth and Wi-Fi wireless communications, as well as CAN and RS-485 interfaces. It will also allow for digital and analog inputs, low-side outputs, and a touchscreen designed for wet and dry use.



With software and hardware benefits appealing to equipment manufacturers across a variety of market segments, customers will be able to leverage a larger ecosystem of talent and resources to scale their applications, extend machine functionality and bring new customer solutions to the market more quickly. One of the most important advantages of the Next Display Platform™ is that it runs on an open, Linux-based operating system which is a new design approach for Helios. The platform will be offered in 5-inch and 7-inch sizes and will be available in full production quantities by mid-2023.

New Next Display Platform™

Clim8zone

In the first quarter of 2022, Balboa Water Group released the new Clim8zone™, the first of its kind spa heat pump. Its innovative variable speed compressor and smart algorithm optimize energy output; the heating mode saves up to 75% of the energy consumption compared to a conventional heater. The Clim8zone™ artificial intelligence automatically adjusts the compressor speed up or down using a variety of sensors, including local ambient air temperature, air humidity and water temperature, to drastically reduce the costs of maintaining the hot tub's desired water temperature while using significantly less energy. It also functions at low ambient air temperatures (-20ºC/-4ºF) in colder climates.



Our Progress

Measuring success at Helios comes in many forms including how we are addressing the environmental and social aspects of our business: understanding what they are, where they show up across our business, how they shape our operating principles and behavior, and how we hold ourselves accountable.

We continue to build our body of knowledge. Our focus in 2021 was to establish non-financial metrics that help us protect the business and establish a baseline of the environmental and social factors core to our mission. Our goal in 2022 was to build upon this foundation and advance the sophistication and accountability of our environmental and social initiatives.

 ### Environmental

Helios Technologies Sets Goal of Achieving Net Zero GHG Emissions By 2050

In 2022, the Company announced it has set a long-term commitment to achieve net zero greenhouse gas emissions (GHG) by 2050 for its operated assets. Initial efforts and steps are underway as the Company develops more detailed plans to reach this long-term commitment. The Company has already completed its first Scope 1 and Scope 2 greenhouse gas inventory, has begun gathering relevant Scope 3 data, and is working on detailed emission-reduction roadmaps for its major operated assets. Read more about the Company's progress and follow its ESG journey at: https://www.heliostechnologies.com/esg.

Energy

We conducted our first Scope 1 & 2 GHG emissions inventory in 2021 and continued this process in 2022. This growing body of data will help us establish interim GHG emissions targets along our journey to achieving net zero GHG emissions by 2050. We advanced our "in the region, for the region" strategy and are establishing an operating footprint that will lead to reduced emissions. We implemented energy efficiency investments in our manufacturing operations, committed to measuring relevant Scope 3 GHG emissions, and outlined a plan with our third-party compliance partner to begin the process of gathering Scope 3 emissions data from our suppliers. You can find our most recent reported data within a fact sheet posted here: https://www.heliostechnologies.com/esg.



Waste

Helios has worked diligently across its subsidiaries to identify significant waste streams and reduce waste using production process redesigns, scrap reduction initiatives, electronic waste reduction, and elimination of hazardous materials. A recent example includes: investments in manufacturing technologies, such as a nitrogen blanket system, to reduce solder dross in our PCBA wave solder process by as much as 70%. This reduces the wave solder by-product waste stream which is good for the environment and business.

Water

Water is a fundamental component of our business, especially for our hydraulics manufacturing operations, but an even more important commodity of the communities where we operate and live. In addition to water conservation efforts already at work across our companies, in 2021 we conducted our first water usage inventory companywide. We added a second year of data in 2022 and are establishing a baseline that will be used to measure future improvements. Examples include:

- Balboa retrofitted their water reclamation system and significantly reduced the amount of wastewater generated in their plastic injection molding process by recycling it through a cooling tower system.

- Sun Hydraulics has installed two evaporators to greatly reduce the volume of wastewater sent to a municipal processing plant in our efforts to become a zero-discharge facility in the US.

 **Talent Development**

"In alignment with our strategy, it is critical that we continue to cultivate, accelerate and elevate our talent across the organization."

- Josef Matosevic, President & CEO

Staying true to our Purpose and Shared Values underlies our focus on cultivating an environment that inspires our employees and encourages them to grow professionally. Helios engages in the development of employees through company-sponsored training and partnering with outside training and assistance programs. By encouraging team members to engage in training programs, our employees can acquire skills to support growth and development.

Our workforce policies and programs not only improve the quality of life of our team members, but also attract talented people who want to contribute to our continued success. The majority of our Subsidiaries have well-developed intern programs. Through strong partnerships with local universities and technical schools, we continually enhance our internship programs, and correspondingly, our community involvement. This allows us to increasingly attract and retain the skilled and diverse talent we need to reach our goals. It helps us to instill early in a colleague's career a customer-centric culture and promote Helios as a learning organization.

 **Helios Center of Engineering Excellence (HCEE)**

We continue to enhance both the Helios Center of Engineering Excellence ("HCEE") in San Antonio, TX and our customer experience center in Sarasota, FL. This exemplifies our Shared Values and strategy to *Lead with Technology* and further demonstrating that our proven M&A strategy works.

Together, they provide a living example of the Helios Business System to:

- Offer customers a competitive single-supplier solution that minimizes their risk and optimizes their applications

- Accelerate development and create scalable platforms

- Bridge the gap across our companies to capitalize synergies

- Showcase our current and future innovations

- Allow us to use our exclusive technology to quickly adjust customer-required design changes



- Benefit customers with cost savings, operating efficiencies, and other strategic benefits such as system packages that combine the very best of what Helios has to offer

- Drive market diversification and new product development activities, including third parties who augment our capabilities

 **Social**

Our mission is reflective of the elements of our success: creating global diverse teams who work together to support our purpose. This includes embracing diversity and Shared Values, developing and engaging global talent, especially through a safe work environment, and promoting a learning organization.

Diversity, Equity and Inclusion

Diversity and inclusion, leadership development, and workforce equality are critical for the attraction and retention of top talent. At Helios, diversity extends beyond race and gender, to include disability, ethnicity, nationality, religion, sexual orientation, gender identity and expression.

To increase awareness, among other organizational and talent development initiatives, Helios has a long history of devoting significant resources to support diversity and inclusion in our training sessions. One way we act on our convictions is by not only employing special needs employees, but also assigning a mentor to each one. We strive to create and develop opportunities for diversity throughout our organization.

While there remains work to be done, we have also made significant strides in increasing the representation of minorities within our workplace. We can proudly report that approximately 60% of our global workforce is comprised of diverse, minority nationalities. Our organization is committed to actively seeking and supporting diversity and representation of minorities and women in the workplace.

Training and Development

In alignment with our strategy, it is critical we continue to cultivate, accelerate, and elevate our talent across the organization. Being a learning organization includes cultivating our culture of safety, innovative thinking, and developing professional acuity. It is the foundation of why our global diverse teams can work together, safely and collaboratively, to support our purpose and is an integral part of our Corporate Responsibility Policy.

We continue to develop our talent through several programs across our businesses. These programs include:

- Our Career Development Program ("CDP"), which targets recent college graduates and working students to provide them with bona fide job rotations aimed at building future leaders throughout critical business disciplines.

- Both Electronics and Hydraulics segments utilize summer internships, partnerships with local educational institutions, and ongoing employee training and education.

- In 2022 we developed 'Helios Talent Central' which, through the Cornerstone system, will encompass Helios' performance management, learning & development management, workforce planning and career development. This platform will allow our colleagues around the world to engage and help drive their future professional growth within the Company. With industry-leading learning management software in 50 languages, spanning to 180 countries, we now have the best-in-class talent solutions necessary to power the future of our highly skilled global workforce.

Our commitment to a culture of learning extends to our M&A strategy. We acquire companies that value the development of employees and provide career opportunities in the communities where we operate. Our acquisition of Daman highlights this commitment. Daman's training programs provide new and existing employees opportunities for career paths in manufacturing. This goal is achieved through curriculums that foster technical and team-based skills critical to success in the workplace.

Safety

Safety in the workplace, as well as in the solutions we provide, is integral to our purpose and is an integral part of our management system. The Helios Business System fosters a culture of safety through awareness and prevention as part of a larger health and safety management system.



We are a company of innovators who work in a safety-first culture. We are also focused on designing machines and components that improve the end user's experience and safety.

Across companies, tools and methods are used to reduce risks and drive continuous improvement. Near miss reporting is a leading indicator to identify and reduce risk factors in the work environment. Safety topics are incorporated into employee messaging to raise awareness and to educate. Safety audits are performed to identify opportunities for further improvement.

Our safety culture and system has allowed us to maintain our safety record even through growth and strategic acquisitions. This includes redesigning workflows and adding dedicated safety staff. Additionally, occupational therapy, massage therapy and, in several locations, onsite medical clinics are available to employees and their families, ensuring our employees can receive comprehensive care when needed.

Community

Helios is committed to making meaningful contributions to the local communities in which we operate. We have a responsibility to take care of and serve the communities that allow us to succeed. With unique subsidiaries around the world, we tailor our charitable and community efforts to address the specific needs of the communities in which we operate. Our subsidiaries social efforts are mostly driven by entity leadership and HR teams. Helios also encourages employees to bring forward ideas for social and charitable effort for leadership review.



Helios Engage — a platform for employee global giving and volunteering
In 2021, Helios launched a global workplace philanthropy initiative in partnership with America's Charities called Helios Engage. Helios Engage enables employees to make charitable contributions on a secure platform where their contributions are eligible for a 100% corporate match. Our Helios Engage platform is accessed through a website where employees can make donations by credit card or payroll deductions. Employees can also upload proof of offline donations and Helios will approve a corporate match. Charitable organizations in America's Charities platform include tens of thousands of nonprofits addressing causes including education, human rights, hunger, poverty, research, animal welfare, veteran assistance, disaster relief, and health services. Helios Engage will not only allow Helios to provide its employees with a platform to support a wide variety of charitable organizations but will also offer opportunities to volunteer and give back to the communities in which we live and work.

Helios Engage also includes a dollar-for-dollar matching gift program and Employee Assistance Fund (EAF) where employees around the globe can receive financial assistance in times of hardship. Helios employees can donate to the EAF to directly support their colleagues in need. This partnership allows the Company to maximize its positive social impact through global charitable giving efforts and to give back to our communities through volunteerism.



AUDIT COMMITTEE REPORT

The following report shall not be deemed to be incorporated by reference into any filings made by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference, or to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Management is responsible for the Company's internal controls, financial reporting process, compliance with laws and regulations and ethical business standards. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting based on criteria established in the 2013 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The primary purpose of the Audit Committee is to oversee the Company's financial reporting activities. The Audit Committee selects the Company's independent accountants and meets regularly with them to review and approve the scope of their audit, report, recommendations and fees.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022, with the Company's management and with Grant Thornton LLP ("Grant Thornton"). Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also reviewed and discussed with the Company's management and Grant Thornton their respective reports on the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as of December 31, 2022. The Audit Committee has discussed with Grant Thornton the matters required to be discussed by PCAOB Auditing Standard No. 16 (Communication with Audit Committees).

The Audit Committee has received from Grant Thornton written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence and has discussed with Grant Thornton its independence. The Audit Committee has considered the provision of all non-audit services by Grant Thornton and has determined that such services are compatible with the firm maintaining its independence from the Company.

Based on its review and discussions noted above, the Audit Committee recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, for filing with the SEC.

AUDIT COMMITTEE

Laura Dempsey Brown (Chair)
Douglas Britt
Philippe Lemaitre



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2022, except as described below, the Company had no reportable relationships or transactions with any of the Directors or executive officers, or their affiliates. Under the Company's Code of Conduct, all employees, including the CEO, the CFO and persons performing the functions of a controller, are instructed to avoid any personal activity, investment or association which could appear to interfere with their good judgment concerning the Company's best interests. The Company's policy is that if an employee or Director is related in any way to a vendor or customer, someone other than that employee or Director should be the one to decide whether the Company will do business with that person. The Audit Committee must approve all transactions in which an Officer or Director, or any member of such person's family, may have a personal interest.

In March 2022, the Company completed a sale of real estate to its CFO, Tricia Fulton, for $1,850,000 which sale price was based on the valuation from an independent third-party appraisal. Concurrent with the sale, the Company also purchased real estate from Ms. Fulton for $970,000, which purchase price reflected a below market valuation based on the original cost of the property to Ms. Fulton, plus the cost of improvements funded by Ms. Fulton. These transactions were approved by the Audit Committee in accordance with the Company's Related Party Transaction Policy.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth information as of April 4, 2023, except as otherwise indicated, regarding the beneficial ownership of shares of our Company's Common Stock by:

- each shareholder known to us to be the beneficial owner of more than 5% of the outstanding shares of Common Stock;

- each of our Named Executive Officers;

- each Director; and

- all executive officers and Directors as a group.

Information in this table as to our Directors, Named Executive Officers and all Directors and executive officers as a group is based upon information supplied by these individuals and Forms 3, 4, and 5 filed with the SEC. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Name and Address [1]	Amount and Nature of Beneficial Ownership [2]	Percent of Class
5% Beneficial Owner		
Wasatch Advisors, LP [3] 505 Wakara Way Salt Lake City, UT 84108	4,620,219	14.2%
The Vanguard Group [4] 100 Vanguard Blvd Malvern, PA 19355	3,071,547	9.4%
Brown Capital Management, LLC [5] 1201 N. Calvert Street Baltimore, MD 21202	2,993,955	9.2%
T. Rowe Price Investment Management, Inc. [6] 101 E. Pratt Street Baltimore, MD 21201	2,972,489	9.1%
BlackRock, Inc. [7] 55 East 52nd Street New York, NY 10055	2,075,391	6.4%
Conestoga Capital Advisors, LLC [8] 550 E Swedesford Rd., Suite 120 Wayne, PA 19087	1,643,512	5.0%
Directors and Officers		
Tricia Fulton	69,213	*
Philippe Lemaitre	59,117	*
Josef Matosevic	29,831	*
Douglas Britt	18,207	*
Matteo Arduini	11,745	*
Alexander Schuetz	10,175	*
Laura Dempsey Brown	6,907	*



Name and Address [1]	Amount and Nature of Beneficial Ownership [2]	Percent of Class
Cary Chenanda	6,122	*
Jason Morgan	4,393	*
Marc Greenberg	1,013	*
Dianna Sacchi	—	*
Lee Wichlacz	—	*
All Directors and Executive Officers as a Group (12 persons)	**216,723**	**0.7%**

*   Less than 1%.

(1)   Unless otherwise indicated, the address of each of the persons listed is 7456 16th Street East, Sarasota, Florida 34243.

(2)   This column sets forth shares of the Company's Common Stock which are deemed to be "beneficially owned" by the persons named in the table under Rule 13d-3 of the SEC. Except as otherwise indicated, the persons listed have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse. As of the date of this proxy statement, none of the executive officers and Directors have any outstanding margin obligations under any such accounts. Amounts include RSUs that vest within 60 days of the record date.

(3)   According to Amendment No. 6 to Schedule 13G, filed February 8, 2023, by Wasatch Advisors, LP, Wasatch Advisors, LP has sole voting and dispositive power with respect to 4,620,219 shares.

(4)   According to Amendment No. 8 to Schedule 13G, filed February 9, 2023, by The Vanguard Group, The Vanguard Group has shared voting power with respect to 54,804 shares, sole dispositive power with respect to 2,984,900 shares and shared dispositive power with respect to 86,647 shares.

(5)   According to Amendment No. 16 to Schedule 13G, filed February 14, 2023, by Brown Capital Management, LLC, Brown Capital Management, LLC has sole voting power with respect to 2,096,783 shares and sole dispositive power with respect to 2,993,955 shares. Brown Capital Management, LLC's client, the Brown Capital Management Small Company Fund, beneficially owns 1,743,933 of the shares, representing 5.4% ownership.

(6)   According to Schedule 13G, filed February 14, 2023, by T. Rowe Price Investment Management, Inc., T. Rowe Price Investment Management, Inc. has sole voting power with respect to 975,594 shares and sole dispositive power with respect to 2,972,489 shares.

(7)   According to Amendment No. 3 to Schedule 13G, filed February 1, 2023, by BlackRock, Inc., BlackRock, Inc. has sole voting power with respect to 2,037,309 shares and sole dispositive power with respect to 2,075,391 shares.

(8)   According to Amendment No. 2 to Schedule 13G, filed January 18, 2023, by Conestoga Capital Advisors, LLC, Conestoga Capital Advisors, LLC has sole voting power with respect to 1,555,551 shares and sole dispositive power with respect to 1,643,512 shares.



EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis ("CD&A") describes our general executive compensation approach, and specifically describes the compensation for our Named Executive Officers ("NEOs") in 2022. During 2022, Marc A. Greenberg was appointed General Counsel & Secretary, and Lee Wichlacz was appointed President, Electronics. Our 2022 NEOs and their titles are as follows:

Named Executive Officer	Position
Josef Matosevic	President and Chief Executive Officer ("CEO")
Tricia Fulton	Executive Vice-President & Chief Financial Officer ("CFO")
Marc A. Greenberg	General Counsel & Secretary
Jason Morgan [1]	President, Cartridge Valve Technology (CVT)
Matteo Arduini	President, Quick Release Couplings (QRC)

(1) As announced on March 20, Mr. Morgan resigned from the Company, effective March 30, 2023.

Executive Summary

This has been an important year for Helios as we integrated and closed on flywheel acquisitions, advanced our technologies, and announced the plans for new centers of excellence to best service our customers through leveraging a world-class manufacturing and operating approach. Our team executed on our augmented strategy and protected our business. We thought and acted globally while diversifying our markets and revenue base. Most importantly, we continue to build and develop the talent that makes up our global workforce. We delivered top tier margins with solid earnings for the full year of 2022 while navigating supply chain challenges, FX impacts and the ongoing softness in our health and wellness business. We have been able to protect the business through this challenging time by holding our adjusted EBITDA margins at top-tier levels. We continued to build on our financial strength with our free cash flow. Our balance sheet remains very flexible so we can be opportunistic on additional flywheel acquisitions.

We have been able to accelerate growth by:

- acquiring a high-quality portfolio of flywheel acquisitions,

- advancing our technologies through tireless innovation of industry leading products and solutions,

- making significant progress implementing our manufacturing and operating strategy as we diversify revenues and markets, and

- protecting our business and margins.



Objectives are Driven by the Helios Business System and our Purpose, Missions and Strategies



HELIOS TECHNOLOGIES

OUR PURPOSE

Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.

OUR MISSION			
Protect the Business	Think and Act Globally	Diversify Markets and Revenue	Develop Talent
DEFINITION			
Ensure that the cash flywheel continues to spin.	Drive intra-and inter-company initiatives that open global markets and leverage resources.	Swarm commercial opportunities to diversify global and end-market revenue.	Ensure team members are in the right seats and fill key skill gaps for future growth.
STRATEGIES			
1. Drive the cash flow engine 2. Deliver new products 3. Leverage existing products 4. Cultivate customer centricity	1. Champion a global operating mindset 2. Leverage global resources and assets 3. Manufacture to support diverse end markets 4. Accelerate innovation 5. Build in the region, for the region	1. Deversify end markets 2. Grow wallet share 3. Lead with technology 4. Address white spaces 5. Monetize synergies	1. Develop and engage global talent 2. Embrace diversity and shared values 3. Instill a customer-centric culture 4. Promote a learning organization

In addition to the three acquisitions we completed in 2021, including: BJN Technologies, LLC; NEM S.r.l. (“NEM”); and, Shenzhen Joyonway Electronics & Technology Co., Ltd., M&A transactions in 2022 as outlined below included the following:

- Taimi R&D, Inc. (“Taimi”), a Canadian manufacturer of innovative hydraulic components that offers ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components, and help protect the environment by reduced leakage. Taimi brings a differentiated, yet complementary product line to our hydraulics platform as well as strong engineering breadth. With developed proprietary, scalable technology and solutions-based offerings that are distributed in 34 countries, this flywheel asset acquisition fits perfectly in line with the Helios Business System.
- Daman Products Company (“Daman”), headquartered in Mishawaka, Indiana. Daman strategically enhances our Hydraulics segment technologies with industry-leading standard manifolds and custom-designed precision hydraulic integrated packages. They also deepen our reach into current markets and help us expand into new markets to further diversify Helios. Daman is a recognized leader in complex manifold design and manufacturing for precision hydraulic manifolds and related fluid conveyance products. Their products are used in numerous hydraulics applications for industrial and mobile markets. These include applications in the oil and gas, railroad, construction, agriculture, forestry, mining, material handling, machine tool, robotics, and entertainment industries.

2022 Performance Results and Pay Outcomes

The unprecedented macro-economic challenges that were faced in 2022 made for the most challenging time since the global financial crisis. Rising interest rates, inflation, supply chain constraints, restrictions in China, and major geopolitical issues were just some of the challenges. Despite all of this, the Company continued to build a strong foundation for sustainable success, by executing the strategies set at the beginning of the year which helped to drive top-tier margins and solid earnings for our shareholders. Our focus on creating long-term shareholder value will remain a top priority in 2023 and beyond. We will continue to build on our financial strength with strong free cash flow generation. In addition, our balance sheet remains very flexible, enabling us to be opportunistic on flywheel acquisitions.

As a result of our 2022 performance, our short-term incentive (“STI”) program paid between 64% and 69% of the target percentage to our NEOs based on achievement of certain metrics as detailed below. The Compensation Committee adjusted all metrics under the Helios STI program due to the impacts of 1) continued supply chain and logistical constraints resulting in reduced sales, 2) impact of order push-outs on current year sales, 3) impacts from the Russia/Ukraine war on sales and energy costs, 4) COVID-19 related shut-down of operations in China and 5) increases in inventory levels on cash flow related to non-cancelable inventory purchases, inflation and new products.



As a result of our performance from 2020 through 2022, performance-based restricted stock units granted to our Named Executive Officers pursuant to our 2020 long-term incentive ("LTI") program were earned at between 170% and 199% of target. Our LTI program, which includes performance-based incentive metrics, is aligned with our revised long term financial targets laid out as part of our augmented strategy in June 2021. The 2022 LTI performance-based awards will be measured over a three-year period (2022-2024) and are tied to the financial metrics set for Helios and the segments as described below.

Compensation Philosophy and Objectives

The goals of our executive compensation program are to attract, retain and motivate highly qualified leadership personnel. Our compensation philosophy is to provide executives with a competitive total compensation package that motivates superior job performance, the achievement of our business objectives, and the enhancement of shareholder value. Rather than basing compensation strictly on a series of specific financial metrics, we encourage initiative, teamwork and innovation, and each executive's strength to use his or her abilities and particular area of responsibility to strengthen our overall performance. We set total compensation at a level we believe to be fair, based on an objective review as well as a subjective analysis of each individual executive's experience and past and potential contributions to the Company. An individual executive's leadership and contribution to the accomplishment of the Company's strategic goals has always been part of his or her performance evaluation.

Say on Pay

In 2022, the Company held a "say-on-pay" vote on the company's named executive officer compensation program as set forth in last year's proxy statement, and over 97% of votes cast supported the proposal. The Compensation Committee considered the results of the shareholder vote in finalizing 2023 compensation and because a substantial majority of shareholders approved the compensation program, the Committee continued to apply the same principles in its executive compensation programs in 2022 and did not implement any material changes as a result of the shareholder advisory vote.



Shareholder Engagement

Our relationship with shareholders is a significant part of our Company's success. Management understands, appreciates, and welcomes the opportunities to listen to its shareholders, engage in discussions, and participate in year-round conferences. Our Investor Relations program is designed to address questions and concerns from shareholders, provide a viewpoint from the Company's perspective, and where appropriate, incorporate feedback into best practices. A variety of in-person as well as virtual meetings are conducted throughout the year. In 2022, we engaged with shareholders representing a majority of our stock. Below is a sample of events that the Company participated in.

JAN
- ESG Investor Outreach

APR
- Publication of 2022 Proxy Statement
- Launch New Corporate website with ESG section
- Institutional Investor Non-Deal Roadshow

AUG
- Q2 2022 Earnings
- Institutional Investor Non-Deal Roadshow
- Institutional Investor Virtual Non-Deal Roadshow

FEB
- Q4 and Full Year 2021 Earnings
- Publication of 2021 Form 10-K

MAY
- Q1 2022 Earnings
- Helios Technologies Rings Closing Bell at NYSE
- Participation in a Virtual Investor Conference

SEP
- Hosted Sell-Side Analyst Briefing at Helios
- Dividend Declaration

MAR
- Institutional Investor Virtual Non-Deal Roadshow
- Dividend Declaration
- Nominates Diana Sacchi to Board of Directors

JUN
- Participate in an Investor Conference in Boston, MA
- 2022 Annual Meeting of Shareholders in Nashville, TN
- Dividend Declaration
- Helios Technologies Sets Net Zero 2050 Goal

NOV
- Q3 2022 Earnings
- Participate in Investor Conference in Chicago, IL
- Participate in Investor Conference in New York, NY

Over the past few years, the Company has initiated an ESG related engagement program with its top shareholders.

2022 Engagement with Shareholder Governance Teams

We reached out to the Governance teams of our Shareholders, including our Top 25. The discussions occurred from January through March

We reached out to holders of approximately **84% of our shares outstanding**, and engaged in conversations with ownership of approximately

25% of outstanding shares

2022 Engagement Topics

- Board Refreshment
- Board Diversity and Independence
- Executive Compensation Metrics
- ESG Reporting Frameworks
- Scope 1 & 2 Data



2022 Compensation Program

The following table describes the principal pay elements of our executive compensation program for 2022, including their purpose, timeframe and performance measures with the intent to tie each executive's pay more closely with the corporate and segment financial and operational performance objectives over which they have the greatest impact. Short-term and long-term incentive plan metrics are tied to segment level goals rather than business unit goals to more fully align executive pay with performance.





Personal Goals (10%)
Adjusted EBITDA margin (40%)
Adjusted free cash flow margin (20%)
(30% for segment executives)
STI
Revenue Growth (30%)
(20% for segment executives)

Adjusted EPS (50%)
Adjusted EBITDA margin (50%)
LTI

2022 Compensation Elements			
Pay Element	**Purpose**	**Timeframe**	**Key Features**
Base Salary	Attract and retain executive talent and compensate for performing day-to-day responsibilities	Annual	Fixed cash compensation reviewed annually based on market data, company performance, executive's experience and past and potential contributions to the Company
Short-term incentive (STI)	Reward performance against principal short-term financial drivers to achieving our objectives under our augmented strategy	Annual	Metrics are based on corporate or segment performance as applicable: • Adjusted EBITDA margin (40%) • Revenue Growth (30%), (20% for segment executives) • Adjusted free cash flow margin (20%), (30% for segment executives) • Personal Goals (10%)
• Performance-based restricted stock units (50% of regular LTI grant)	Motivate executives to achieve multi-year corporate financial objectives consistent with the Company's long-term strategy	Vest after 3 years based on performance achievement	Metrics are based on corporate or segment performance as applicable: • Adjusted EBITDA margin (50%) • Adjusted EPS (50%)
• Time-vested restricted stock units (50% of regular LTI grant)	Attract and retain executives and motivate support for our long-term strategy	Vest annually pro rata over 3 years	Ultimate value impacted by Company stock price



Compensation Policies and Practices

The Company employs the following best pay practices that reflect the Company's compensation philosophy:

What we do	What we don't do
✓ Link executive pay to company performance through our annual and long-term incentives	× No single-trigger change-in-control provisions for long-term incentive awards
✓ Balance among short- vs. long-term incentives, cash vs. equity and fixed vs. variable pay	× No hedging or pledging by Executives or Directors of equity holdings
✓ Compare executive compensation and company performance to relevant peer group companies	× No repricing of underwater stock options
✓ Require executives and members of the Board to meet minimum stock ownership requirements	× No tax gross-ups
✓ Maintain a compensation clawback policy to recapture certain incentive-based pay	× No aspect of our pay policies or practices pose material adverse risk to the Company
✓ Provide only limited perquisites	

Compensation Process and Approach

Our compensation program is overseen by the Compensation Committee, comprised of independent Directors, which operates under a charter that was most recently approved by the Board on November 1, 2021, after the Company moved to the New York Stock Exchange. The Compensation Committee reviews the compensation of each individual executive officer annually. The Compensation Committee also makes equity awards under compensation plans approved by the Board and, where required, by the shareholders, to the Chief Executive Officer and to other key management employees on the recommendation of the Chief Executive Officer.

Compensation Program & Peer Group Reviews

While the Compensation Committee does consider comparative compensation information to gain a general understanding of current compensation practices in the market, it does not 'benchmark' or ultimately target a specific percentile or data point in assessing competitiveness for our compensation programs. Individual opportunities vary based on length of time with the Company, individual performance and level of leadership responsibility within the Company, and other factors. The Company's compensation program generally seeks to align executive pay with the executive and Company performance and business objectives in order to retain key talent and reward high-performing executives to maintain a strong management team. The Compensation Committee engages independent compensation consultant, Mercer, to review our compensation philosophy and the competitiveness of the NEOs' compensation levels.

In September 2021, the Compensation Committee asked Mercer to review our peer group and executive compensation levels for continued appropriateness as part of its executive pay market study. The Compensation Committee has considered and assessed all relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, that could give rise to a potential conflict of interest with respect to Mercer. Based on this review, the Compensation Committee is not aware of any conflict of interest that has been raised by the work performed by Mercer. Mercer followed the same methodology as previous studies to compare the Company, its Executive Compensation Peer Group as well as similarly sized companies within our survey databases. However, given the Company's growth trajectory, at the request of the Compensation Committee, Mercer targeted a larger size for the Executive Compensation Peer Group and recommended a revised peer group of companies with revenues of approximately $1B and market capitalization of approximately $4B. Mercer made changes to the peer group and executive pay levels for 2022 to more closely align executive pay with the market median. Based on Mercer's recommendations and to more appropriately reflect the Company's size, the Compensation Committee added 11 new companies to reflect the larger size and removed two: AAON, Inc. and Actuant Corporation (later became Enerpac Tool Group) [given their relatively smaller size]. The peer group includes the 25 companies identified for purposes of 2022 executive pay determinations. (See "2022 Peer Group" below).



To assist the Compensation Committee in reviewing and setting executive compensation for 2022, the Compensation Committee considered data from annual reports and proxy statements of selected "peer group" companies. The scope of this evaluation included a detailed review of the compensation program including base salary, target short-term incentive opportunity, total cash compensation (salary & annual incentives), long-term incentive opportunity and total direct compensation (salary, annual incentives, & long-term incentives). The Compensation Committee reviewed information on revenues, income, and executive compensation for other U.S. public manufacturing companies and selected businesses of similar size and scope. The Compensation Committee also considered information on compensation practices, including employee benefits, from manufacturing companies in other countries in which we operate to help ensure we maintain competitiveness in the markets in which our executive officers reside.

2022 Peer Group Companies	
Albany International Corp.*	Mueller Water Products, Inc.
Altra Industrial Motion Corp.*	NV5 Global, Inc.
Douglas Dynamics, Inc.	Protolabs, Inc.
Badger Meter, Inc.	Raven Industries, Inc.
Barnes Group, Inc.*	RBC Bearings Incorporated
Chart Industries, Inc*.	Rexnord Corporation*
CIRCOR International, Inc.	SPX Flow, Inc.*
Dorman Products, Inc.	Tennant Company
Enpro Industries, Inc.*	The Gorman-Rupp Company
ESCO Technologies Inc.	Trimas Corp.
Franklin Electric Co., Inc.*	Watts Water Technologies, Inc.*
John Bean Technologies, Inc*	Woodward, Inc.*
Kadant, Inc.	
Lindsay Corp.	

*   Added in 2022.

The 2022 peer group includes primarily companies in the industrial machinery industry similar in size to the Company based on revenue and market capitalization, and with which the Company competes for talent. At the time 2022 compensation levels were set, the Company's percentile rank for revenue and market capitalization compared to the 2022 peer group were as follows:

2022 Peer Group		
Percentile Rank	**Revenue (in millions) ***	**Market Capitalization (in millions) ***
25th Percentile	$762	$2,342
Median	$1,189	$3,485
75th Percentile	$1,731	$5,600
Helios Technologies	**$1,000**	**$4,000**
Helios Technologies Percentile Rank	**33%**	**61%**

*   For trailing 12-month period as of May 19, 2021, based on S&P Capital IQ database.



Components of Executive Compensation

Executive pay includes a mix of fixed compensation (base salary and benefits) and variable pay (annual and long-term incentives) that is based on meeting a combination of short- and long-term goals. A significant portion of executive pay is "at risk" or based on meeting performance goals to align executive pay with the long-term goals of the company. The following charts illustrate the target total direct compensation mix for the CEO and the average for the other NEOs as a group for the 2022 year.

**Company CEO
Target Total Compensation Mix**



**Company Average All Other NEOs
Target Total Compensation Mix**



The Compensation Committee determines executive compensation with the following elements: base salary, STI, LTI, and benefits. For 2022, the Compensation Committee of the Board initially approved adjustments to the weightings of the pay elements to align pay more directly with Company performance by changing the allocation of long-term compensation for the Named Executive Officers to 50% time-based restricted stock units and 50% performance-based restricted stock units and eliminating the grant of options. However, in October 2022, the Company made special retention grants of performance-based option awards as a result of the extraordinary contributions of the Company's executive team in connection with the acquisitions completed during 2022.

Base Salary

Our approach to compensating executive officers is to pay salaries generally competitive with salaries paid to executives of other manufacturing companies, particularly in our geographic areas. The Compensation Committee approved salary increases for 2022 as part of a plan to more closely align total compensation with the median of our peer group over the next five years. Our overall financial performance also influences the general level of salary increases. The Compensation Committee reviews salaries annually. The Chief Executive Officer, after seeking input from other key managers and reviewing selected market data, recommended increases for the other Named Executive Officers based on his analysis of each individual executive's experience and past and potential contributions to



the Company. Any base salary increases are ultimately determined and approved by the Compensation Committee. Based on the foregoing factors, salary increases for 2022 ranged from 3% to 27% for the NEOs, as set forth in the following table:

Named Executive Officer	2021 Annual Salary Rate	2022 Annual Salary Rate
Josef Matosevic [1]	$786,000	$900,000
Tricia Fulton	$435,000	$480,000
Marc Greenberg [2]	$ —	$290,000
Matteo Arduini [3]	$306,000	$315,000
Jason Morgan [4]	$237,000	$300,000

(1)   Mr. Matosevic's salary was determined from the Compensation Committee's engagement with Mercer to perform an assessment of peer group compensation and survey data as well as the need to bring his salary closer to the market median.

(2)   Mr. Greenberg was promoted to the role of General Counsel & Secretary on January 4, 2022.

(3)   Mr. Arduini's salary was paid in Euros based on an estimated conversion rate at the beginning of the year of $1.15/Euro.

(4)   Mr. Morgan resigned from the Company, effective March 30, 2023.

Short-Term Incentives

In 2022, our STI program aimed to harmonize the bonus structure across corporate and segment functions, and to enhance our pay-for-performance relationship by increasing the program's alignment with our communicated financial goals and improving the clarity of our plan's objectives for our employees and shareholders. Cash STI awards for 2022 were based on an objective formula with preset financial targets designed to drive our overall Company and segment financial results. The performance goals for 2022 were adjusted EBITDA margin (40%), revenue growth (30%), adjusted free cash flow (FCF) margin (20%) and personal goals (10%). The primary financial performance goals for segment level executives were adjusted EBITDA (40%), revenue growth (20%), adjusted free cash flow (FCF) (30%) and personal goals (10%). The financial measures were selected because they are the principal financial drivers to achieving our objectives under our stated strategy. The STI awards for segment-level NEOs were based on the same metrics as the corporate-wide goals, but with specific goals and results measured at the segment level. For purposes of these awards, adjusted EBITDA margin is calculated as earnings before net interest expense, income taxes, depreciation, amortization and certain other charges as a percentage of sales. Adjusted free cash flow margin is calculated as adjusted net cash provided by operating activities less capital expenditures as a percentage of sales.

The Compensation Committee determines STI payouts based on an objective formula with target and maximum performance levels with a maximum STI payout equal to 200% of target. The Compensation Committee sets STI targets for each of the NEOs consistent with the recommendations set forth by the Mercer study. For 2022, the STI targets for each NEO were as follows:

Executive	2022 STI Target (as a Percentage of Base Salary)	2022 STI Target (Expressed in Dollars)
Josef Matosevic	100%	$900,000
Tricia Fulton	70%	$336,000
Marc A. Greenberg	50%	$145,000
Matteo Arduini	45%	$141,750
Jason Morgan	50%	$150,000

Annual cash incentive awards for the NEOs in 2022 were contingent on the attainment of Company and segment performance metrics established by management and approved by the Board. Target goals were set using the anticipated 2022 budget of the Company and external financial guidance range to determine target and maximum payments.



Corporate Executives. For 2022, the Compensation Committee set annual incentive cash targets for corporate-level NEOs (Josef Matosevic, Tricia Fulton and Marc A. Greenberg) based on meeting the following performance goals:

Measure	Weighting	Results [2]	Payout
Adjusted EBITDA Margin [1]	40%	23.8%	67%
Revenue Growth [1]	30%	3.1%	0%
Adjusted Free Cash Flow Margin [1]	20%	10.5%	110%
Personal Goal	10%		200%
Overall Payout Percentage			69%

(1)   2022 results excluded our acquisitions of Taimi and Daman that occurred in July and September 2022, respectively.

(2)   Figures presented include adjustments made by the compensation committee as previously discussed. Actual results were as follows: Adjusted EBITDA 23.2%, revenue growth 0.7% and adjusted free cash flow margin 8.8%.

Segment Executives. For 2022, the Compensation Committee set annual incentive cash targets for segment-level NEOs (Jason Morgan and Matteo Arduini) based on meeting segment performance goals as follows:

Measure	Weighting	Hydraulics Segment Results[2]	Hydraulics Segment Payout
Segment Adjusted EBITDA Margin [1]	40%	28.4%	33%
Segment Revenue Growth [1]	20%	5.5%	14%
Segment Adjusted Free Cash Flow Margin [1]	30%	13.3%	127%
Personal Goal	10%		100%
Overall Payout Percentage			64%

(1)   2022 results excluded our acquisitions of Taimi and Daman that occurred in July and September 2022, respectively.

(2)   Figures presented include adjustments made by the compensation committee as previously discussed. Actual results were as follows: Adjusted EBITDA 28.1%, revenue growth 4.8% and adjusted free cash flow margin 13.4%.

The disclosure of the underlying goals for the measures above would reveal competitively sensitive, proprietary and confidential information the Company does not disclose publicly. Disclosing these goals could potentially reveal insights about our business plans and strategic objectives our competitors could use against us in the marketplace. Achieving target-level goals is reasonably anticipated but uncertain and would be considered "strong performance" based on historical performance. Threshold goals are more likely to be achieved and maximum goals are considered aggressive.

Award Payouts. After year-end, the Compensation Committee determined the extent to which the goals were satisfied, with partial or full satisfaction warranting partial or full payout of the cash incentive awards. The award opportunity as a percentage of each NEO's base salary, target and maximum award levels and actual award payouts are set forth in the table below. Linear interpolation is used to determine STI payouts for performance between achievement levels.

Executive	Target as a % of Base Salary	Target	Maximum	Actual Award as a % of Base Salary	Actual Payout
Josef Matosevic	100%	100%	200%	69%	$621,000
Tricia Fulton	70%	100%	200%	69%	$231,840
Marc Greenberg	50%	100%	200%	69%	$100,050
Matteo Arduini [1]	45%	100%	200%	64%	$90,720
Jason Morgan	50%	100%	200%	64%	$96,000

(1)   Mr. Arduini's annual incentive award was paid in Euros and converted to U.S. dollars (for purposes of this disclosure) using an average exchange rate for 2022 of $1.053482/Euro



Long-Term Incentives

We use equity awards as long-term incentives for Executive Officers and other key managers. In January 2022, the Compensation Committee initially granted our NEOs performance-based restricted stock units (weighted 50%) and time-based restricted stock units (weighted 50%). The purpose of the LTI awards is to attract, retain, and motivate executives, consistent with the Company's long-term strategy, and to align the interests of executives with those of shareholders by giving them a personal interest in the value of the Company's Common Stock over the long term.

All time-based and performance-based restricted stock units are settled in Company common stock. In setting LTI award levels as a percentage of base salary, the Compensation Committee considered the results of Mercer's competitive market analysis in an effort to better align executives' award levels with the median of peer company award levels. For 2022, our NEOs were awarded the following restricted stock units and performance-based restricted stock units:

Executive	Target as a % of Base Salary	Number of Time-based Restricted Stock Units Awarded	Number of Performance-based Restricted Stock Units Awarded
Josef Matosevic	369%	16,157	16,158
Tricia Fulton	150%	3,503	3,503
Marc Greenberg	70%	988	988
Matteo Arduini	85%	1,303	1,303
Jason Morgan	100%	1,460	1,460

Performance-Based Restricted Stock Units. The performance-based restricted stock units generally vest after three years based on performance against threshold, target and maximum goals with respect to certain metrics over a three-year performance period. Payout for each metric may be from 0% to 200% of the performance-based restricted stock units allocated to that metric. For 2022, the measures for corporate executives were adjusted EBITDA margin (50%) and adjusted EPS (50%). Adjusted EBITDA margin and adjusted EPS are driven by revenue growth, partially offset by items such as freight, seasonality, foreign currency exchange, one-time operational items, and the impact of acquisitions. Helios believes adjusted EBITDA margin and adjusted EPS, which are non-GAAP measures, are good measures of the Company's operating performance. For Matteo Arduini and Jason Morgan who are employed by a subsidiary, LTI measures are tied to the same metrics but for segment level performance. For purposes of these awards, adjusted EBITDA margin is calculated in substantially the same manner as under the STI program (as described above). Adjusted EPS is calculated as net income adjusted for amortization and certain other charges divided by diluted weighted average common shares outstanding.

The time-based restricted stock awards generally vest annually pro rata over three years. The Committee determined this form of long-term compensation, tied to value creation for the Company, aligns the interests of Officers with those of shareholders. The objectives of the program are to reward Officers for long-term performance, encourage retention, and promote equity ownership in the Company.

Stock Options

On October 1, 2022, the Compensation Committee approved a performance-based stock option award to each of Mr. Matosevic, Ms. Fulton, Mr. Arduini. Mr. Morgan and Mr. Greenberg. In approving these grants, the Committee considered the extraordinary contributions of the Company's executive team in connection with the acquisitions completed during 2022, as described elsewhere in this proxy statement. The Award, as noted in the Fiscal 2022 Grants of Plan-Based Awards Table, will be earned based on Company stock price appreciation performance and covers shares of the Company's common stock at an exercise price of $50.60 per share. Initially, from 0% to 100% the Award will be earned and exercisable after the second anniversary of the grant date based on the highest closing price of the Company's common stock during the period beginning on October 1, 2022 and ending on October 1, 2024 as follows: 0 Option Shares will become exercisable if Stock Price Achievement is below $70; One-Third Option Shares will become exercisable if Stock Price Achievement is at least $70 but less than $80; Two-Thirds will become exercisable if Stock Price Achievement is at least $80 but less than $90; and all Option Shares will become exercisable if Stock Price Achievement is $90 or greater. To the extent the Award is not fully earned based on Stock Price Achievement as of October 1, 2024, the unearned portion of the Award will be earned if the Stock Price Achievement hurdle for such unvested portion is achieved prior to the expiration of the Award. The Award will expire on October 1, 2032.



As previously disclosed, in January 2021, the Compensation Committee assessed the impact of the pandemic on the LTI plan awards for the 2020-2022 performance periods. In part to address the challenges presented by Covid-19 and to continue to incentivize and retain the executive team, after considering various alternatives, the Compensation Committee decided to adjust the LTI plan targets for the 2020-2022 performance period. In making this decision, the Compensation Committee considered these awards would not be effective to motivate and retain our executives without adjustment. The Compensation Committee adjusted the targets for the 2020-2022 performance period to raise the target revenue compound annual growth rate ("CAGR") and adjusted EPS goals and lower the adjusted EBITDA goal. The revised revenue CAGR, adjusted EPS, and adjusted EBITDA margin goals included the forecasted results of our 2020 acquisition of Balboa Water Group. In revising the targets, the Committee also considered the investments into the business needed to impact EBITDA margins.

Corporate Executives. The below table presents the results of the performance-based restricted stock units granted in 2020 to corporate executives Josef Matosevic and Tricia Fulton. The units vested following the 3-year performance period that ran from 2020 – 2022.

Measure	Weighting	Actual	Payout
Adjusted EBITDA Margin [1]	40%	23.8%	196%
Adjusted EPS [1]	40%	$10.35	200%
Revenue CAGR [1]	20%	15.3%	200%

(1)　Results excluded our acquisitions of NEM, Joyonway, Taimi and Daman that occurred July 2021, October 2021, July 2022 and September 2022, respectively.

Subsidiary Executives. The below table presents the results of the performance-based restricted stock units granted in 2020 to subsidiary-level NEOs (Jason Morgan and Matteo Arduini) based on meeting performance goals. The units vested following the 3-year performance period from 2020 – 2022.

Measure	Weighting	CVT Results / Payout	QRC Results / Payout
Subsidiary Adjusted EBITDA Margin [1]	40%	27.2%/165%	28.6%/191%
Subsidiary Adjusted EPS [1]	40%	$5.59/183%	$2.99/200%
Subsidiary Revenue CAGR [1]	20%	2.1%/153%	11.6%/200%

(1)　Results excluded our acquisitions of NEM, Taimi and Daman that occurred July 2021, July 2022 and September 2022, respectively.

Time-based Restricted Stock Units. In 2022, 50% of the LTI was awarded in time-based restricted stock units that generally vest annually pro rata over three years. The Committee determined that this form of long-term compensation, tied to value creation for the Company, aligns the interests of Officers with those of shareholders. The objectives of the program are to reward Officers for long-term performance, encourage retention, and promote equity ownership in the Company.

2022 LTI Revision. For 2022, the Compensation Committee initially revised the equity award mix in our LTI program to align both Officers and Non-Officers by removing the stock options (25%) for Company Officers. The revised LTI weightings are performance-based restricted stock units that vest in full after three years based on meeting certain performance goals (50%) and time-vested restricted stock units that vest annually pro rata over three years (50%). However, as described in further detail above, the Compensation Committee later determined that an award of performance-based stock options was appropriate and made such grants in October 2022.

Other Compensation

Retirement Plan. All U.S.-based employees, including the Named Executive Officers, are eligible to participate in the Helios Technologies, Inc. 401(k) (the "Plan"). Under the tax-qualified Plan, employees are able to contribute the lesser of up to 100% of their annual salary or the limit prescribed by the Internal Revenue Service to the Plan on a before-tax basis. Based on years of service, we match 100% of up to the first 6% of pay contributed to the Plan. All employee contributions are fully vested upon contribution. Our matching contributions vest over a five-year period—20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years.

Mr. Arduini, who is located in Italy, is eligible for certain retirement benefits under plans specific to Italian-based employees. Mr. Arduini is a participant in a state retirement pension plan. His employer, Faster S.r.l., contributes $26,341 per year for the benefit of Mr. Arduini's



retirement in the state plan. Additionally, Mr. Arduini is a participant in the Previndai, a supplemental pension plan. In this plan, Mr. Arduini contributes a portion of his salary into the plan and the Company makes a contribution in the amount of $7,585 per year. These amounts are paid in Euros and converted to U.S. dollars (for purposes of this disclosure) using an average exchange rate for 2022 of $1.053482/Euro. Under the terms of the Previndai, Mr. Arduini's family members are also eligible to participate at their discretion. At retirement, Mr. Arduini will be able to access the Previndai funds in the form of an annuity, lump sum or combination of both and the state plan is paid out in the form of monthly payment.

Perquisites and Other Benefits. To provide a market competitive total compensation package, we provide a limited amount of perquisites and supplemental benefits to our Named Executive Officers. In 2022, we provided the following: supplemental life and long-term disability insurance, car allowance, limited recognition rewards and housing as well as Italian statutory severance plan contributions. Any aggregate incremental cost to us of perquisites and supplemental benefits provided in 2022 is presented in the Summary Compensation Table and footnotes.

Risks Arising from Compensation Policies and Practices

The Board has determined its compensation policies and practices do not motivate imprudent risk-taking or encourage Company leaders to make decisions that might be beneficial in the short term at the expense of creating long-term Company value. The Company's long-term compensation program, as described above, relies on general criteria not primarily focused on the achievement of short-term objectives but, rather, what is in the long-term best interest of the Company. The equity awards granted under the program are generally determined in the first quarter of the year. For 2022, other than the special retention option grants, awards were granted at a meeting of the Compensation Committee convened on January 3, 2022.

To assess compensation risk, the Compensation Committee reviewed the policies and practices of the Company and determined they do not create risks reasonably likely to have a material adverse effect on the Company. In conducting this review, the Committee noted the following risk-mitigating features of the compensation policies and practices:

- Balance among short- and long-term incentives, cash and equity and fixed and variable pay
- Multiple performance measures
- Stock ownership and holding guidelines
- Anti-hedging policy
- Clawback policy
- Limited change-in-control (CIC) benefits

Stock Ownership Guidelines

To better link management's interests with those of shareholders, the Board of Directors has implemented stock ownership guidelines for the Company's NEOs. The ownership guidelines specify a number of shares Company executives must acquire and hold within five years of appointment as an executive officer.

In determining whether an executive has met the stock ownership guidelines, all shares and units (vested or unvested) held by him or her will be counted, including those held jointly or in common with a spouse or dependent children or held in his or her individual retirement account, or 401(k) plan or similar benefit plan. Each of the Company's continuing NEOs who have held their positions for more than five years, or have time remaining to do so, are in compliance with the stock ownership guidelines, as set forth in the following table:

Executive	Ownership requirement as a multiple of salary
Josef Matosevic	5x
Tricia Fulton	3x
Marc Greenberg	2x
Matteo Arduini	2x
Jason Morgan	2x



Hedging Policy

Our Confidentiality and Insider Trading Policy prohibits our Directors, officers and employees and their designees from entering into hedging transactions or other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of the Company's securities. The policy also prohibits Directors, Officers and Employees and their designees from selling company securities short, engaging in short-term trading, trading company securities on margin or pledging company securities as collateral for a loan.

Clawback Policy

The Company maintains a Clawback Policy that allows the Company to recover certain forms of compensation paid to executive officers in certain situations. The Policy applies to certain of the Company's current and former executive officers, including all of the NEOs. The Board adopted this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws or from material misconduct or fraud. If the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, the Board will require reimbursement or forfeiture of any excess incentive compensation received by an executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the accounting restatement. If the Board determines an NEO has committed any act of fraud or willful misconduct and the act of fraud or willful misconduct directly or indirectly caused a material adverse effect, the Board will require the executive who committed the act to forfeit or reimburse the Company for some or all (as determined by the Board) of the incentive compensation awarded to or received during the three years following the commission of the act. In the wake of the SEC's recent promulgation of final Dodd-Frank Act clawback rules, we expect to review and consider changes to our clawback provisions.

Employment Agreements and Change-in-Control Provisions

The Company typically does not enter into employment agreements with its executives. However, as customary in Italy, an employment agreement was entered into with Mr. Arduini in connection with his promotion to the role of General Manager and Managing Director of Faster (known internally as "President, QRC"). The Company also has entered into continuity and severance agreements with each of the NEOs to protect them from loss of income in the case of change of control and to provide protections for the company and the NEOs covering employment related issues as well as confidentiality.

Arduini Employment Agreement

The Company entered into an employment agreement with Mr. Arduini effective January 1, 2019 in connection with his promotion to the role of General Manager and Managing Director of Faster (known internally as "President, QRC"). Mr. Arduini's employment agreement sets forth an annual gross base salary, target cash bonus (short-term incentive or "STI"), and participation in the Helios Long-Term Incentive ("LTI") Plan. Mr. Arduini's employment agreement also provides for an annual amount as consideration for entering into the non-competition agreement, as required by Italian law for the enforcement of certain restrictive covenants. The amount is included in his base salary. Mr. Arduini's employment agreement was amended in 2020 and 2021 to reflect increases in his compensation package. For 2022, Mr. Arduini's base salary was increased to $315,000, his target STI percentage was 45% of his base salary, and the total value of his LTI was 85% of his base salary (approximately $268,000). Mr. Arduini's 2022 LTI award consisted of 50% time-based restricted stock units ("RSUs"), and 50% performance based RSUs ("PRSUs"). Mr. Arduini has an opportunity to earn up to 200% of his target STI award and up to 200% of the portion of his LTI award that consists of performance based RSUs for exceptional achievement of predetermined metrics. In addition, Mr. Arduini received $9,010 per year in a housing allowance and a company vehicle allowance in the amount of $24,954, which are paid in Euros and converted to U.S. dollars (for purposes of this disclosure) using an average exchange rate for 2022 of $1.053482/Euro.

Executive Officer Continuity Agreements

The Company entered into Executive Officer Continuity Agreements ("Continuity Agreements") with each of the Company's NEOs: Josef Matosevic, Tricia Fulton, Marc Greenberg, Matteo Arduini and Jason Morgan. The Continuity Agreements provide for certain benefits to be paid to the executive in connection with a termination of employment that takes place in connection with a "Change of Control" (as defined in the Continuity Agreements). The Continuity Agreements supersede and replace any prior agreements.



The Continuity Agreements provide that on termination of the executive's employment or other triggering event during the two-year period immediately following, or within 90 days prior to, a change in control, as defined in the Continuity Agreements, he or she is entitled to a lump-sum payment equal to twice the amount of his or her annual salary, plus two times the target value at the time of grant of the executive's current year short-term compensation award, and continuing medical benefits, at the Company's expense, for the executive and his or her family, for a period of 24 months. The executive also is entitled to immediate vesting of, and an extended period following termination, to exercise all unvested and unexercised stock options and immediate vesting and lapse of all forfeiture provisions relating to, and restrictions upon transfer of, all previously issued shares and restricted stock units. To receive the payment and benefits under the Continuity Agreement, the executive must execute a general release and comply with the restrictive covenants set forth in his or her other agreements with the Company during the 24-month period following termination of employment.

Executive Officer Severance Agreement

The Company entered into Executive Officer Severance Agreements ("Severance Agreements") with each of the Company's NEOs: Josef Matosevic, Tricia Fulton, Marc Greenberg, Matteo Arduini and Jason Morgan. The Severance Agreements provide for certain benefits to be paid to the executive in connection with a termination of employment that does not occur in connection with a change in ownership or control of the Company. Mr. Arduini is based in Italy and his Italian employment contract would supersede the Severance Agreement where the provisions are more favorable.

The Severance Agreements provide that on an "Involuntary Termination of Employment" (as defined in the Severance Agreement), the executive is entitled to a continuation of his or her annual base salary for 12 months, a payment equal to the target value at the time of grant of the executive's current year short-term compensation award, and continuing medical benefits, at Company expense, for the executive and his or her family for a period of 12 months. To receive the payment and benefits under the Severance Agreement, the executive must comply with a number of conditions including, executing a general release and complying with the restrictive covenants set forth in his or her agreement(s) with the Company for a period of 12 months following termination of employment.

Mr. Arduini is entitled to certain additional severance components pursuant to his employment contract and Italian law in the event of an Involuntary Termination. In the event a benefit is higher under Italian law provided for under his Severance Agreement, Italian law will govern with the higher term. Based on the events and reasons for the termination, Mr. Arduini may receive, based on his current seniority with the Company, 6 months of notice period compensation plus up to 8 months of supplemental indemnity, the average amount of his short-term incentive award (based on the last three years), an amount, for the duration of his notice period for continued coverage on his health and welfare plans, his car and housing allowances, and contributions to his pension schemes. In addition, Mr. Arduini will receive consideration for the value of his non-competition clause (the difference between 50% of his annual salary for three years less payments already made).

On June 4, 2021, the Company entered into an Amended and Restated Executive Officer Severance Agreement ("Amended CEO Agreement") with Josef Matosevic. The Amended CEO Agreement modified the terms of Mr. Matosevic's original Executive Severance Agreement ("Original CEO Agreement"). The Amended CEO Agreement provides for certain benefits to be paid to Mr. Matosevic in connection with a termination of employment that does not occur in connection with a change in ownership or control of the Company. The Severance Agreements provide that on an "Involuntary Termination of Employment" (as defined in the Severance Agreement), the executive is entitled to a continuation of his annual base salary for 24 months, a payment equal to 200% of the target value at the time of grant of the executive's current year short-term compensation award, immediate vesting of all stock options, RSUs and PRSUs (at 100% of target, except for PRSUs granted in the year of termination, which will only vest if the termination date occurs at least 6 months after the beginning of the performance period, and which will vest (if at all) at target on a pro-rata basis) which are outstanding on the date of termination, an extended exercise period of up to one year for vested stock options, and continuing medical benefits, at Company expense, for Mr. Matosevic and his family for a period of 24 months, among other benefits. To receive the payment and benefits under the Severance Agreement, Mr. Matosevic must comply with a number of conditions including, executing a general release and complying with the restrictive covenants set forth in his agreement(s) with the Company for a term in effect until all payments and benefits have been made or provided to executive.



Departure of President of CVT

As previously disclosed, Mr. Morgan ceased to serve as President, CVT effective March 30, 2023. In connection with his departure and to effectuate a smooth transition of his duties, the Company entered into a separation and release agreement with Mr. Morgan, pursuant to which Mr. Morgan will provide transition services for a period of six months, in exchange for the following consideration:

- Continuation of Mr. Morgan's base salary for 12 months following March 30, 2023;
- Payment to Mr. Morgan of his target 2023 STI award at the target level;
- Continuation of COBRA-eligible benefits for Mr. Morgan for 12 months after March 30, 2023; and
- A lump sum payment of $419,113, in lieu of vesting of his 2024 LTI awards, based on the closing price of our common stock as of the last business day of March 17, 2023.



COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

COMPENSATION COMMITTEE

Diana Sacchi, Chair
Douglas Britt
Cariappa Chenanda



Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Named Executive Officers serving as such for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021 as applicable. No information is provided for Mr. Morgan for fiscal 2020, or for Mr. Greenberg for fiscal 2021 or 2020, because such officers were not NEOs during such fiscal years. When setting total compensation for each of the Named Executive Officers, the Compensation Committee reviews the executive's current compensation, including equity and non-equity-based compensation, compensation history, performance and other information it deems relevant.

FISCAL 2022 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [1]	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) [2]	Total ($)
Josef Matosevic	2022	900,000	—	3,292,414	1,697,200	621,000	33,667	6,544,281
President and	2021	786,000	813,450	1,909,543	225,483	1,572,000	25,500	5,331,976
Chief Executive Officer	2020	406,154	—	1,124,819	63,729	583,147	49,651	2,227,500
Tricia Fulton	2022	480,000	—	713,806	297,010	231,840	18,300	1,740,956
Executive Vice President &	2021	435,000	325,380	731,935	60,451	565,500	17,400	2,135,666
Chief Financial Officer	2020	405,662	66,093	652,622	41,490	351,024	17,100	1,533,991
Matteo Arduini [3]	2022	315,000	—	265,512	113,147	90,720	89,479	873,858
President, QRC	2021	306,000	108,460	276,150	23,821	230,028	98,484	1,042,943
	2020	271,419	—	333,595	16,793	127,159	85,676	834,642
Jason Morgan	2022	300,000	—	297,504	113,147	96,000	11,846	818,497
President, CVT	2021	237,000	162,690	127,635		154,430	7,573	689,328
Marc Greenberg	2022	290,000	—	201,325	113,147	100,050	5,689	710,211
General Counsel & Secretary								



(1)   The dollar values shown represent the grant date fair values for restricted stock unit awards and options calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. A portion of the stock awards and option awards are subject to performance-based vesting criteria. Reported values are based on the probable outcome of the performance conditions as of the grant date. The values of the awards at the grant date assuming that the highest level of performance conditions will be achieved, are as follows:

	Year	Stock Awards, Assuming Highest Level of Performance Conditions are Achieved ($)
Josef Matosevic	2022	4,935,844
Tricia Fulton	2022	1,070,096
Matteo Arduini	2022	398,040
Jason Morgan	2022	446,001
Marc Greenberg	2022	301,814

(2)   All Other Compensation amounts for 2022 are as follows:

Name	Year	Perquisites and Other Personal Benefits ($)	Company Contributions to Retirement and 401(k) Plans ($)	Total ($)
Josef Matosevic	2022	25,021[a]	8,646	33,667
Tricia Fulton	2022	—	18,300	18,300
Matteo Arduini	2022	55,552[b]	33,926	89,478
Jason Morgan	2022	—	11,846	11,846
Marc Greenberg	2022	—	5,689	5,689

(a)   Represents car allowance of $16,800 and recognition reward of $8,221.

(b)   Represents car allowance of $24,954, housing allowance of $9,010, and amounts contributed to employee's Trattamento di Fine Rapporto (TFR) (Italian statutory severance plan), $21,588.

(3)   Cash amounts for Mr. Arduini are paid in Euros, and for 2022 such amounts have been converted into U.S. dollars based on an average conversion rate of $1.053482/Euro.



FISCAL 2022 GRANTS OF PLAN-BASED AWARDS

GRANTS OF PLAN-BASED AWARDS		Estimated possible payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [3]
Name	Grant Date	Threshold ($) [1]	Target ($)	Maximum ($)	Threshold (#) [1]	Target (#)	Maximum (#)				
Josef Matosevic	January 3, 2022				—	16,158	32,316				1,643,430
	January 3, 2022							16,157			1,648,983
	October 1, 2022[4]				—	60,000	—			50.60	1,697,200
	January 3, 2022	—	900,000	1,800,000							
Tricia Fulton	January 3, 2022				—	3,503	7,006				356,290
	January 3, 2022							3,503			357,516
	October 1, 2022[4]				—	10,500	—			50.60	297,010
	January 3, 2022	—	336,000	672,000							
Matteo Arduini	January 3, 2022				—	1,303	2,606				132,528
	January 3, 2022							1,303			132,984
	October 1, 2022[4]				—	4,000	—			50.60	113,147
	January 3, 2022	—	141,750	283,500							
Jason Morgan	January 3, 2022				—	1,460	2,920				148,497
	January 3, 2022							1,460			149,008
	October 1, 2022[4]				—	4,000	—			50.60	113,147
	January 3, 2022	—	150,000	300,000							
Marc Greenberg	January 3, 2022				—	998	1,976				100,489
	January 3, 2022							988			100,835
	October 1, 2022[4]				—	4,000	—			50.60	113,147
	January 3, 2022	—	145,000	290,000							

(1) There are no thresholds for the awards.

(2) Represents the number of performance-based restricted stock units and performance-based options granted under the 2019 Equity Incentive Plan. Dividends were not paid on the restricted stock units.

(3) Grant date fair value of awards computed in accordance with FASB ASC Topic 718, with reported values for performance-based awards based on the probable outcome of the performance conditions as of the grant date.

(4) Stock options are subject to a one-year service requirement (two-years for segment level executives) from the date of grant and will generally vest on or after the second anniversary of the grant date upon the Company's achievement of the following stock price hurdles :1/3 vested at $70/share; 2/3 vested at $80/share; and 100% vested at $90/share. The "target" number reported here represents 100% achievement of the vesting conditions. The number of options that may vest pursuant to this award will not exceed the target; therefore, there is no "maximum" number reported in the table for these grants.



OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (6)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Josef Matosevic	3,418	1,709[1]		35.04	7/1/2030				
	3,638	7,276[1]		55.03	1/28/2031				
			60,000	50.60	10/1/2032				
						30,976[1]	1,686,333	59,812[1]	3,256,165
Tricia Fulton	2,159	1,080[2]		39.75	2/28/2030				
	975	1,951[2]		55.03	1/28/2031				
			10,500	50.60	10/1/2032				
						6,534[2]	355,711	15,209[2]	827,978
Matteo Arduini	437	437[3]		39.75	2/28/2030				
	384	769[3]		55.03	1/28/2031				
			4,000	50.60	10/1/2032				
						2,509[3]	136,590	5,915[3]	322,013
Jason Morgan			4,000	50.60	10/1/2032				
						2,311[4]	125,811	2,968[4]	161,578
Marc Greenberg			4,000	50.60	10/1/2032		—		
						1,352[5]	73,603	988[5]	53,787

(1) Unexerciseable options vest as follows: 3,638 on January 28, 2023, 1,709 on July 1, 2023 and 3,638 on January 28, 2024. Unvested time-based stock awards represent restricted stock units that will vest as follows: 5,385 on January 3, 2023, 3,638 on January 28, 2023, 7,543 on July 1, 2023, 5,386 on January 3, 2024, 3,638 on January 28, 2024, and 5,386 on January 3, 2025. Unvested unearned stock awards represent restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 21,827 shares on December 30, 2023 (included in the table at the maximum payout of 200% as the level of performance is tracking above target) and up to 200% of 16,158 shares on December 28, 2024 (included in the table at the target payout of 100%).

(2) Unexerciseable options vest as follows: 975 on January 28, 2023, 1,080 on February 28, 2023 and 976 on January 28, 2024. Unvested time-based stock awards represent restricted stock units that will vest as follows: 1,167 on January 3, 2023, 975 on January 28, 2023, 1,080 on February 28, 2023, 1,168 on January 3, 2024, 976 on January 28, 2024, and 1,168 January 3, 2025. Unvested unearned stock awards represent restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 5,853 shares on December 30, 2023 (included in the table at the maximum payout of 200% as the level of performance is tracking above target) and up to 200% of 3,503 shares on December 28, 2024 (included in the table at the target payout of 100%).

(3) Unexerciseable options vest as follows: 384 on January 28, 2023, 437 on February 28, 2023 and 385 on January 28, 2024. Unvested time-based stock awards represent restricted stock units that will vest as follows: 434 on January 3, 2023, 384 on January 28, 2023, 437 on February 28, 2023, 434 on January 3, 2024, 385 on January 28, 2024, and 435 on January 3, 2025. Unvested unearned stock awards represent restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 2,306 shares on December 30, 2023 (included in the table at the maximum payout of 200% as the level of performance is tracking above target) and up to 200% of 1,303 shares on December 28, 2024 (included in the table at the target payout of 100%).

(4) Unvested time-based stock awards represent restricted stock units that will vest as follows: 486 on January 3, 2023, 251 on January 28, 2023, 348 on February 28, 2023, 487 on January 3, 2024, 252 on January 28, 2024, and 487 on January 3, 2025. Unvested unearned stock awards represent restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 754 shares on December 30, 2023 (included in the table at the maximum payout of 200% as the level of performance is tracking above target) and up to 200% of 1,460 shares on December 28, 2024 (included in the table at the target payout of 100%).

(5) Unvested time-based stock awards represent restricted stock units that will vest as follows: 329 on January 3, 2023, 182 on January 28, 2023, 329 on January 3, 2024, 182 on January 28, 2024, and 330 on January 3, 2025. Unvested unearned stock awards represent restricted stock units that are contingent upon the achievement of pre-established performance metrics and vest as follows: up to 200% of 988 shares on December 28, 2024 (included in the table at the target payout of 100%).

(6) Unearned options become exerciseable on October 1, 2024, contingent upon achievement of defined stock price thresholds (1/3 at $70/share, 2/3 at $80/share and 100% at $90/share).



FISCAL 2022 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Josef Matosevic	—	—	31,588	1,880,374
Tricia Fulton	—	—	24,410	1,521,482
Matteo Arduini	—	—	11,927	756,470
Jason Morgan	—	—	2,849	175,635
Marc Greenberg	—	—	431	31,658

Pension Benefits

The Company does not maintain a pension plan for any of its U.S.-based Executive Officers, other than its 401(k) Plans.

As described above, Mr. Arduini is a participant in both a state and supplemental pension schemes consistent with Italian law. The Company contributes to both pension schemes on behalf of Mr. Arduini.

Nonqualified Deferred Compensation

The Company does not maintain a nonqualified deferred compensation program.

Potential Payments Upon Termination or Change of Control

On June 14, 2019, the Board approved the Continuity Agreement to be entered into with its Executive Officers. The Continuity Agreement provides that upon termination of the executive's employment or other triggering event during the two-year period immediately following, or within 90 days prior to, a change in control, as defined in the Continuity Agreement, he or she is entitled to a lump-sum payment equal to twice the amount of his or her annual salary, plus two times the target value at the time of grant of the executive's current year short-term compensation award, and continuing medical, dental, life, disability and hospitalization benefits, at the Company's expense, for the executive and his or her family, for a period of 24 months. The executive also is entitled to immediate vesting of and an extended period following termination in which to exercise all unvested and unexercised stock options and immediate vesting and lapse of all forfeiture provisions relating to, and restrictions upon transfer of, all previously issued shares of restricted stock units. To receive the payment and benefits under the Continuity Agreement, the executive must execute a general release and comply with the restrictive covenants set forth in his or her other agreements with the Company during the 24-month period following termination of employment.

Additionally, on June 14, 2019, the Compensation Committee adopted, and the Board endorsed, a form of Severance Agreement to be entered into with each of the Company's Executive Officers. The Severance Agreement provides for certain benefits to be paid to the executive in connection with a termination of employment that does not occur in connection with a change in ownership or control of the Company. The Severance Agreement provides that upon an "Involuntary Termination of Employment" (as defined in the Severance Agreement), he or she is entitled to a continuation of his or her annual base salary for 12 months, a payment equal to the cash value at the time of grant of the executive's current year short-term compensation award, and continuing medical, dental, life, disability and hospitalization benefits, at Company expense, for the executive and his or her family for a period of 12 months. To receive the payment and benefits under the Severance Agreement, the executive must comply with a number of conditions including, executing a general release and complying with the restrictive covenants set forth in his or her agreements with the Company for a period of 12 months following termination of employment.

Mr. Arduini is entitled to certain additional severance components pursuant to his employment contract and Italian law in the event of an Involuntary Termination. In the event a benefit is higher under Italian law that provided for under his Severance Agreement, Italian law will govern with the higher term. Based on the events and reasons for the termination, Mr. Arduini may receive, based on his current seniority with the Company, 6 months of notice period compensation plus up to 8 months of supplemental indemnity, the average amount of his short-term incentive award (based on the last three years), an amount, for the duration of his notice period for continued coverage on his health and welfare plans, his car and housing allowances, and contributions to his pension schemes. In addition, Mr. Arduini will receive consideration for the value of his non-competition clause (the difference between 50% of his annual salary for three years less payments already made).



The Company and Mr. Matosevic entered into an Amended Executive Officer Severance Agreement on June 4, 2021. Mr. Matosevic is entitled to a continuation of his annual base salary for 24 months, a payment equal to 200% of the target value at the time of grant of his current year STI award, continuing medical benefits, at Company expense, for Mr. Matosevic and his family for a period of 24 months, immediate vesting of all stock options, RSUs and PRSUs (at 100% of target, except for PRSUs granted in the year of termination, which will only vest if the termination date occurs at least 6 months after the beginning of the performance period, and which will vest (if at all) at target on a pro-rata basis) which are outstanding on the date of termination, and an extended exercise period of up to one year for vested stock options. To receive the payment and benefits under his severance agreement, Mr. Matosevic must, among other things, execute a customary release and comply with customary restrictive covenants set forth in his agreements with the Company.

The following table shows the potential payments upon termination following a change of control, as if termination had occurred on December 30, 2022.

	Salary ($)	STI ($)	Accelerated Restricted Stock Vesting ($)	Accelerated Stock Option Vesting ($)[1]	Welfare Benefits ($)	Other Benefits ($)	Total ($)
Josef Matosevic	1,800,000	1,800,000	3,754,237	263,555	154,658	—	7,772,450
Tricia Fulton	960,000	672,000	865,052	56,185	80,857	—	2,634,094
Matteo Arduini	630,000	283,500	333,064	21,780	14,330	93,611[2]	1,376,285
Jason Morgan	600,000	300,000	246,341	15,360	86,484	—	1,248,185
Marc Greenberg	580,000	290,000	127,390	15,360	85,324		1,098,074

(1)   Amounts assume all unvested options vest and in the money options are exercised immediately upon termination.

(2)   Amount relates to car and housing allowances of $8,491 required under Italian statutory regulations, $16,717 in pension contributions, and $68,403 of consideration for non-competition obligations.

The following table shows the potential payments following an involuntary termination, other than in connection with a change in control, as if termination had occurred on December 30, 2022:

	Salary ($)	STI ($)	Accelerated Restricted Stock Vesting ($)	Accelerated Stock Option Vesting ($)[1]	Welfare Benefits ($)	Other Benefits ($)	Total ($)
Josef Matosevic	1,800,000	1,800,000	3,754,237	263,555	154,658	—	7,772,450
Tricia Fulton	480,000	336,000			40,429	—	856,429
Matteo Arduini	315,000	141,750			7,165	93,611[2]	557,526
Jason Morgan	300,000	150,000			43,242	—	493,243
Marc Greenberg	290,000	145,000			42,662	—	477,662

(1)   Amounts assume all unvested options vest and in the money options are exercised immediately upon termination.

(2)   Amount relates to car and housing allowances of $8,491 required under Italian statutory regulations, $16,717 in pension contributions, and $68,403 of consideration for non-competition obligations.

As described above, Mr. Morgan actually received the following compensation and benefits in connection with his departure: continuation of his salary for a period of twelve (12) months from March 30, 2023 ($350,000), continuation of COBRA-eligible benefits, for a period of twelve (12) months from March 30, 2023, acceleration of 2023 STI payout at 60% of his base salary, and a cash payment in lieu of the vesting of 2024 Time-Based and Performance Shares ($419,113).

CEO to Median Employee Pay Ratio

As required under and calculated in accordance with Item 402(u) of Regulation S-K, we have determined a reasonable estimate of the ratio of the annual total compensation of our President and CEO Josef Matosevic to the median of the annual total compensation of all employees excluding the CEO was 131:1. This ratio was calculated as described below using the median of annual total compensation of all employees, other than the CEO of $50,128, and the annual total compensation of the CEO of $6,544,281.



The SEC rules for identifying the median compensated employee ("Median Employee") and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

The median employee used in our 2022 pay ratio calculation is the same employee we used for the 2021 fiscal year pay ratio disclosure. The annual total compensation for this employee has been updated to reflect 2022 compensation. We calculated total compensation for 2022 for this employee using the same methodology used for the CEOs in the Summary Compensation Table. We determined that during fiscal year 2022 there had been no changes in our employee population or employee compensation arrangements that would result in significant change to our pay ratio disclosure. Therefore, we are permitted to use the same median employee we identified on January 1, 2022 (the "Determination Date"). On the Determination Date, the Company employed a total of 2,244 employees (including 1,103 employees based in the United States). The Company determined the Median Employee as of the Determination Date by identifying total compensation for the period beginning on January 3, 2021, and ending on January 1, 2022, for 2,014 employees who were employed by the Company on the Determination Date. This group of employees included all full- and part-time employees but excluded Mr. Matosevic, as well as BJN Technologies, NEM and Joyonway which were acquired during the 2021 fiscal year. Approximately 229 employees of these companies have been omitted from this analysis as permitted by Item 402(u) of Regulation S-K.

The group of employees used to determine the Median Employee does not include any independent contractors or "leased" workers. Further, we did not use any statistical sampling or cost-of-living adjustments for purposes of this CEO pay ratio disclosure. Total compensation used to determine the Median Employee included base wages, overtime, bonus payments, and the grant date fair value of stock compensation granted during the year. A portion of our employee workforce (full-time and part-time) identified above worked for less than the full fiscal year due to commencing employment after January 3, 2021. In determining the Median Employee, we annualized the total compensation for such individuals (but avoided creating full-time equivalencies) based on reasonable assumptions and estimates. Compensation paid in currencies other than U.S. dollars was converted to U.S. dollars based on average exchange rates for the 12-month period ending January 1, 2022. After identifying the Median Employee, we calculated the annual total compensation for 2022 for this employee using the same methodology used for the CEO in the Summary Compensation Table.



Pay vs. Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid (as calculated in accordance with applicable SEC rules) and certain financial performance of our Company, as well as certain other information.

									Value of initial fixed $100 investment based on:			
Year	Summary Compensation Table Total for First PEO[1]	Summary Compensation Table Total for Second PEO[2]	Summary Compensation Table Total for Third PEO[3]	Compensation Actually Paid to First PEO[4]	Compensation Actually Paid to Second PEO[4]	Compensation Actually Paid to Third PEO[4]	Average Summary Compensation Table Total for Non-PEO NEOs[5]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Total Shareholder Return	Peer Group Total Shareholder Return[6]	Net Income (in millions)	Adjusted EBITDA Margin[7]
2022	6,544,281	N/A	N/A	1,486,682	N/A	N/A	1,035,880	283,340	122.03	113.39	98.4	23.2%
2021	5,331,976	N/A	N/A	10,074,669	N/A	N/A	1,223,075	2,387,841	234.54	123.43	104.6	24.6%
2020	2,227,500	2,188,050	1,533,991	2,923,629	597,049	2,078,775	1,073,386	1,134,068	118.23	112.22	14.2	23.2%

(1) Josef Matosevic ("First PEO") joined the Company in June 2020.

(2) Wolfgang Dangel ("Second PEO") separated from the Company in April 2020.

(3) Tricia Fulton ("Third PEO") was interim CEO for the period from April 2020 to June 2020.

(4) The charts below detail the additions to and deductions from the Summary Compensation Table Totals to calculate the Compensation Actually Paid amounts.

(5) The Non-PEO NEOs are comprised of: 2022 – Tricia Fulton, Matteo Arduini, Jason Morgan and Marc Greenberg; 2021 – Tricia Fulton, Matteo Arduini, Jason Morgan, Melanie Nealis (resigned in March 2022) and Jinger McPeak (separated in April 2021); 2020 - Matteo Arduini, Melanie Nealis (resigned in March 2022), Jinger McPeak (separated in April 2021) and Raj Menon (separated in September 2020).

(6) The Company utilized the Dow Jones US Diversified Industries Index, for the peer group. This index has been utilized historically in our Annual Reports on Form 10-K in connection with the performance graph and most closely aligns with our line of business.

(7) Adjusted EBITDA margin was selected as the Company-Selected Measure. A detailed adjusted EBITDA margin description is set forth in the Compensation Discussion and Analysis above.

The following table reconciles the Summary Compensation Table ("SCT") totals to Compensation Actually Paid ("CAP").

	2022		2021		2020			
	First PEO	Average Non-PEO NEOs	First PEO	Average Non-PEO NEOs	First PEO	Second PEO	Third PEO	Average Non-PEO NEOs
Summary Compensation Table Total	6,544,281	1,035,880	5,331,976	1,223,075	2,227,500	2,188,050	1,533,991	1,073,386
Deduction for value reported in the Stock Awards and Option Awards columns of the SCT	(4,989,614)	(528,649)	(2,135,026)	(426,655)	(1,188,548)	(950,066)	(694,112)	(443,019)
Addition for year-end fair value of equity awards granted in the current year	3,517,429	362,285	4,104,868	503,846	1,884,677	—	1,008,108	462,304
Addition / (Deduction) for the change in fair value of equity awards granted in prior years and unvested as of the end of the current year	(1,918,378)	(194,346)	2,555,350	827,017	—	—	273,433	84,622
Addition / (Deduction) for the change in fair value of equity awards granted in prior years and vested during the current year	(1,667,036)	(391,830)	217,500	326,594	—	(53,694)	(42,645)	(12,763)
Deduction for the fair value as of the prior year end of equity awards deemed to fail to meet the applicable vesting conditions in the current year	—	—	—	(66,036)	—	(587,241)	—	(30,462)
Compensation Actually Paid	1,486,682	283,340	10,074,669	2,387,841	2,923,629	597,049	2,078,775	1,134,068



The charts below present the relationship between the PEOs and average other NEOs' CAP to Company and peer group total shareholder return, net income, and adjusted EBITDA margin for the previous 3 years. The graphical representations demonstrate that both the PEOs and average other NEOs CAP is aligned with shareholder and Company performance.

Compensation actually paid to PEOs presented in the charts combine the full year compensation of our three PEOs for the 2020 year even though they only served in the role for a partial year. Average compensation paid to other NEOs is impacted by the composition of our NEOs each year, including partial year terms.



The Company's TSR has outperformed its peer group over the past three years. The relationship between CAP and Company TSR is influenced by equity compensation. The Company's stock price has a significant impact on compensation actually paid to our NEOs as a large portion of NEO compensation is equity based. Our year-end stock price has fluctuated over the past 3 years as follows: $53.29 in 2020, $105.17 in 2021 and $54.44 in 2022.



Net income in 2020 was lower due to an impairment loss recognized on our goodwill as a result of the economic uncertainty caused by the COVID-19 pandemic while net income in the 2021 and 2022 years benefited from acquisitions.





A significant portion of compensation paid to NEOs is based on Company performance. Adjusted EBITDA margin is a performance metric used in both STI and LTI performance payout. Since compensation is directly tied to this measure there is a high degree of correlation between it and compensation. However, CAP is also highly influenced by the Company's stock price due to the level of equity compensation.

The following table lists the four unranked financial performance measures that we believe represent the most important financial performance measures we used to link compensation actually paid to our named executive officers to our performance:

Most Important Performance Measures
Adjusted EBITDA Margin
Revenue Growth
Adjusted Free Cash Flow Margin
Adjusted EPS



DIRECTOR COMPENSATION

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors. Compensation to Directors is provided under the Company Non-Employee Director Compensation Policy (the "Director Policy"). Directors who also serve as employees of the Company do not receive payment for their services as Director.

In 2021, the Compensation Committee engaged Mercer to review and evaluate the competitiveness of its current non-employee Board of Directors compensation program. Based on Mercer's assessment of peer group compensation and survey data, the Committee determined that an adjustment was needed to establish a program that better reflects common market practice, fairly compensates Directors for the work required, attracts and retains talented Directors with the relevant skills and capabilities needed, and further aligns Directors' interests with the long-term interests of Company Shareholders.

The Compensation Committee recommended, and the Board approved, the Director Policy, effective January 1, 2022, in which each Director is paid a quarterly cash retainer following each regularly scheduled quarterly Board Meeting as well as a quarterly Restricted Stock Unit award as detailed below. The Board believes that compensation of Directors under the Directors Policy aligns the interests of Directors with those of the shareholders in the long-term growth and profitability of the Company. Directors also are reimbursed for their expenses incurred in connection with their attendance at such meetings.

2022 ANNUAL DIRECTOR COMPENSATION

ANNUAL CASH COMPENSATION:	**$88,750**
ANNUAL EQUITY COMPENSATION:	**$155,000**
ADDITIONAL EQUITY COMPENSATION	
Chairman	**$106,000**
Chair of Audit & Compensation	**$20,000**
Committees Chairs of all other Committees	**$10,000**

Directors are paid a quarterly cash retainer following each regularly scheduled quarterly Board Meeting in the amount of $22,187.50 as well as a quarterly Restricted Stock Unit award with a target value equal to $38,750.00. An additional quarterly Restricted Stock Unit award will be granted to Committee chairs with a target value equal to $5,000 for the Audit Committee Chair; $5,000 for the Compensation Committee Chair; $2,500 for the Environmental, Social and Governance Committee Chair; and $2,500 for the Nominating Committee Chair. The person serving as the Non-Employee Director Chair of the Board will be granted an additional quarterly Restricted Stock Unit award with a target value equal to $26,500.

Directors are subject to Stock Ownership Guidelines where non-management members of the Board should own and hold shares with a value equal to two times (2x) the number of shares awarded to them annually as Directors' fees.

2022 Director Compensation

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards ($) [2]	All Other Compensation ($)	Total ($)
Marc Bertoneche	22,188	38,573[3]	—	60,761
Douglas M. Britt	88,750	174,110[4]	—	262,860
Laura Dempsey Brown	88,750	174,110[4]	—	262,860
Cariappa (Cary) M. Chenanda	88,750	164,123[5]	—	252,873
Philippe Lemaitre	88,750	259,525[6]	—	348,275
Alexander Schuetz	88,750	164,123[5]	—	252,873
Diana Sacchi	66,563	115,640[7]	—	182,203

(1) Although Mr. Matosevic is a member of the board, as President and CEO he does not receive any stock awards or other fees for his service as a Director of the Company and his compensation for 2022 is disclosed in the Fiscal 2022 Summary Compensation Table above.

(2) The stock awards represent the aggregate grant date fair value of restricted stock units granted. The RSUs are granted quarterly for service as a Director and for attendance at Board meetings and vest one year from the date of the grant. Quarterly grants occurred on March 9, 2022, June 8, 2022, September 23, 2022, and December 7, 2022.



(3)   Marc Bertoneche resigned from the board in June of 2022 at which time his unvested RSUs immediately vested.

(4)   The grant date fair value of RSUs issued each quarter totaled approximately $43,500. As of December 31, 2022, 2,916 RSUs were unvested.

(5)   The grant date fair value of RSUs issued each quarter totaled approximately $41,000. As of December 31, 2022, 2,749 RSUs were unvested.

(6)   The grant date fair value of RSUs issued each quarter totaled approximately $64,900. As of December 31, 2022, 4,347 RSUs were unvested.

(7)   Diana Sacchi joined the board in June of 2022. The grant date fair value of RSUs issued each subsequent quarter totaled approximately $38,500. As of December 31, 2022, 2,046 RSUs were unvested.

Equity Compensation Plan Information

The following table summarizes the Company's equity compensation plan information as of December 31, 2022. Information is included for both equity compensation plans approved by the Company's shareholders and equity compensation plans not approved by the shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	428,328[1]	50.64[2]	705,680[3]
Equity compensation plans not approved by security holders	—	—	—
Total	428,328	50.64	705,680

Equity compensation plans approved by the shareholders include the Employee Stock Purchase Plan and the 2019 Equity Incentive Plan.

(1)   Consists of 106,733 stock options, 112,047 RSUs and 209,548 PRSUs. Maximum payout of 200% per units is assumed for the PRSUs which may overstate actual dilution that could occur.

(2)   Reflects the weighted average exercise price of stock options outstanding. RSUs and PRSUs are not included in this column as they have no exercise price.

(3)   The number of securities available for future issuance as of December 31, 2022, were 297,063 shares available under the Employee Stock Purchase Plan, 46,755 shares available under the Sun Hydraulics Limited Share Incentive Plan and 361,862 shares available for new grants under the 2019 Equity Incentive Plan. Shares available under the 2019 Equity Incentive Plan may be issued with respect to awards other than options, warrants and rights, such as restricted stock.



PROPOSAL — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2

 **The Board of Directors recommends a vote "FOR" the ratification of Grant Thornton LLP as Independent Auditors.**

The Audit Committee has appointed Grant Thornton to report upon the financial statements of the Company for the year ending December 30, 2023, and the effectiveness of the Company's internal control over financial reporting as of December 30, 2023. Although the Company is not required to seek shareholder ratification of this appointment by the Company's Bylaws or otherwise, the Board believes it to be sound corporate governance to do so. If the shareholders do not ratify this appointment, the Audit Committee will reconsider the appointment and consider that vote in the review of its future selection of accountants but will not be required to engage a different auditing firm.

The Audit Committee engaged Grant Thornton LLP ("Grant Thornton") to report upon the financial statements of the Company for the years ended December 31, 2022, and January 1, 2022, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, and January 1, 2022, respectively. Those audited financial statements are provided in conjunction with the Company's annual report to shareholders that has been provided to the shareholders along with this Proxy Statement.

Fees

The Company incurred the following fees to Grant Thornton LLP during fiscal years 2022 and 2021.

	2022	2021
Audit Fees:		
Grant Thornton (principal auditor)	$1,761,043	$1,679,000
Other Auditors	—	—
Subtotal	1,761,043	1,679,000
Audit Related Fees	257,500	32,572
Tax Fees	65,590	33,000
All Other Fees	—	7,975

Audit Fees were for professional services rendered for the audit of the Company's consolidated financial statements included in Form 10-K, reviews of the consolidated financial statements included in Forms 10-Q, and statutory audits of the Company's wholly owned subsidiaries for the fiscal years 2022 and 2021, respectively. Audit Related Fees were incurred for employee benefit plan audit services and due diligence services provided by Grant Thornton's transaction advisory services group in connection with the Company's acquisition activity.

The Audit Committee has not adopted any pre-approval policies and approves all engagements with the Company's auditors prior to the performance of services by them.

A representative from Grant Thornton will attend the Meeting, will have the opportunity to make a statement if desired, and will be available to respond to any questions from those in attendance. If a quorum is present at the meeting, Proposal 2 will be approved if votes cast favoring the action exceed the votes cast opposing the action.



PROPOSAL — ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

3



The Board of Directors recommends a vote "FOR EVERY 1 YEAR"
as the frequency of an advisory vote.

The Board of Directors has determined that an advisory vote to approve named executive officer compensation that occurs every year is the most appropriate method, and, therefore, our Board recommends that you vote for a one-year interval for the advisory vote on our named executive officers' compensation.

The Dodd-Frank Act enables our shareholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules. Accordingly, at our 2017 Annual Meeting of Shareholders, we asked our shareholders to indicate how frequently we should seek a "say on pay" advisory vote. The shareholders were able to indicate whether they would prefer an advisory vote on named executive officer compensation once every: one, two, or three years. At the 2017 Annual Meeting of Shareholders, approximately 90% of shareholders voting endorsed our Board's recommendation that the advisory "say on pay" vote be held every year.

It has been six years since we sought a "say on frequency" vote from our shareholders. As required by the Dodd-Frank Act, we are again providing you, on this Proposal 3, the opportunity to indicate whether you would prefer an advisory vote on named executive officer compensation once every one, two, or three years.

In formulating its recommendation that you vote for a one-year interval for the advisory vote on our named executive officers' compensation, our Board considered that an annual advisory vote on named executive officer compensation will allow our shareholders to provide us with their direct and timely input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

> "RESOLVED, that the option of voting every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a shareholder advisory vote to approve the compensation of the named executive officers."

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote to approve named executive officer compensation that has been selected by shareholders. However, because this vote is advisory and not binding on the Company, the Board may decide that it is in the best interests of the Company and our shareholders to hold an advisory vote to approve named executive officer compensation more or less frequently than the option approved by our shareholders.



PROPOSAL — ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

4

 **The Board of Directors recommends a vote "FOR" the advisory vote to approve named executive officer compensation.**

Shareholders are being asked to approve, on an advisory basis, the compensation of our Named Executive Officers as described in the Compensation Discussion and Analysis and the related compensation tables and narrative disclosure.

At our 2023 Annual Meeting of Shareholders, as provided in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") and as required by Section 14A of the Securities Exchange Act of 1934, as amended, we are providing our shareholders the opportunity to advise our Compensation Committee and Board regarding the compensation of our Named Executive Officers as described in our proxy statement pursuant to the compensation disclosure rules of the SEC ("say on pay"). At our 2017 Annual Meeting of Shareholders, as provided in the Dodd-Frank Act, our shareholders were asked to indicate how frequently we should seek a "say on pay" advisory vote. The shareholders were able to indicate whether they would prefer an advisory vote to approve Named Executive Officer compensation once every: one, two, or three years. At the 2017 Annual Meeting, approximately 90% of shareholders voting or who abstained from voting endorsed our Board's recommendation that the advisory "say on pay" vote be held every year. Therefore, we are providing our shareholders the opportunity to advise our Compensation Committee and Board regarding the compensation of our Named Executive Officers as described in this Proxy Statement.

As set forth in detail under the heading "Executive Compensation — Compensation Discussion and Analysis," the goals of our compensation program are to attract, retain, motivate and reward highly qualified leadership personnel and to provide them with attractive long-term career opportunities. Our compensation philosophy is to provide executives with a competitive total compensation package which motivates superior job performance, the achievement of our business objectives, and the enhancement of shareholder value. The Company's objective is to attract, retain, and motivate excellent employees, in alignment with the Company's augmented strategy, and to align the interests of employees with those of the shareholders by giving them a personal interest in the value of the Company's Common Stock. Please see the Compensation Discussion and Analysis beginning on page 32 for a detailed description and analysis of our executive compensation programs, including information about the fiscal year 2022 compensation of our Named Executive Officers.

The advisory "say on pay" vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. We will ask our shareholders to vote "FOR" the following resolution at the Meeting:

> "RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in the Company's 2023 Proxy Statement."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. However, we value the opinions of our shareholders, and our Board and Compensation Committee will consider the outcome of the vote when making future executive compensation decisions. We expect that our next "say on pay" vote will be held at our 2024 annual meeting of shareholders. If a quorum is present at the meeting, Proposal 4 will be approved if votes cast favoring the action exceed the votes cast opposing the action.



PROPOSAL — 2023 EQUITY INCENTIVE PLAN

5

 The Board of Directors recommends a vote **"FOR"** the approval of the 2023 Equity Incentive Plan.

Shareholders are being asked to approve the 2023 Equity Incentive Plan which will continue to be responsive to the Company's needs and includes authorization for a variety of awards designed to advance the interests and long-term success of the Company by encouraging share ownership among plan participants.

Overview

We are asking shareholders to approve the Helios Technologies, Inc. 2023 Equity Incentive Plan (the "2023 Plan"). Our Board of Directors is recommending that the Company's shareholders vote in favor of the 2023 Plan, which will succeed the Helios Technologies 2019 Equity Incentive Plan (the "2019 Plan"). The 2019 Plan has shares remaining available for new awards as of the date of this proxy statement, but if the 2023 Plan is approved by our shareholders, no further grants will be made under the 2019 Plan. However, outstanding awards under the 2019 Plan will generally continue in effect in accordance with their terms.

Shareholder approval of the 2023 Plan would constitute approval of 1,000,000 shares of common stock, $0.001 par value per share, of the Company ("Shares"), minus any Shares subject to awards granted under the 2019 Plan after December 31, 2022 and prior to the date of the Annual Meeting, to be available for awards under the 2023 Plan, as described below and in the 2023 Plan. Such amount is subject to adjustment, including under the 2023 Plan's share counting rules. If the 2023 Plan is approved by our shareholders, it will be effective as of the day of the Annual Meeting. If the 2023 Plan is not approved by our shareholders, no awards will be made under the 2023 Plan, and the 2019 Plan will remain in effect in accordance with its terms.

The actual text of the 2023 Plan is attached to this Proxy Statement as Appendix [A]. The following description of the 2023 Plan is only a summary of its principal terms and provisions and is qualified by reference to the actual text as set forth in Appendix [A].

Why We Believe You Should Vote for this Proposal

The 2023 Plan authorizes the Compensation Committee (or such other committee designated to administer the 2023 Plan) to provide cash awards and equity-based compensation in the forms described below for the purpose of promoting the growth and profitability of the Company by (1) providing officers, employees and directors of the Company and its subsidiaries with additional incentives to achieve long-term corporate objectives, (2) assisting the Company and its subsidiaries in attracting and retaining officers, employees, consultants and directors, and (3) providing such officers, employees, consultants and directors with an opportunity to acquire an equity interest (direct or indirect) in the Company. Some of the key features of the 2023 Plan that reflect our commitment to effective management of equity and incentive compensation are set forth below in this subsection.

We believe our future success depends in part on our ability to attract, motivate, and retain high quality employees and directors and that the ability to provide equity-based and incentive-based awards under the 2023 Plan is critical to achieving this success. We would be at a significant competitive disadvantage if we could not use Share-based awards to recruit and compensate our employees and directors. The use of Shares as part of our compensation program is also important because equity-based awards are an essential component of our compensation for key employees, as they help link compensation with long-term shareholder value creation and reward participants based on service and/or performance.

As of December 31, 2022, 361,862 Shares remained available for awards under the 2019 Plan, after consideration of Shares issuable upon exercise of outstanding options and vesting of restricted stock units (and assuming maximum payout with respect to performance-based awards). If the 2023 Plan is not approved, it may be necessary to increase significantly the cash component of our employee and director compensation, which approach may not necessarily align employee and director compensation interests with the investment interests of our shareholders. Replacing equity awards with cash also would increase cash compensation expense and use cash that could be better used.



The following includes aggregated information regarding our view of the overhang and dilution associated with the 2019 Plan and the potential dilution associated with the 2023 Plan. This information is as of December 31, 2022. As of that date, there were approximately 32.6 million Shares outstanding:

Under the 2019 Plan (as of December 31, 2022)

- Outstanding full-value awards (restricted stock and restricted stock units ("RSUs"), and assuming maximum payout with respect to performance-based awards): 321,595 Shares (approximately 0.99% of our outstanding Shares);

- Outstanding stock options: 106,733 Shares (approximately 0.33% of our outstanding Shares) (outstanding stock options have a weighted average exercise price of $50.64 and a weighted average remaining term of 9.3 years);

- In summary, total Shares subject to outstanding awards, as described above (full-value awards and stock options): 428,328 Shares (approximately 1.31% of our outstanding Shares);

- Total Shares available for future awards under the 2019 Plan: 361,862 Shares (approximately 1.11% of our outstanding Shares) (however, as noted above, no further grants will be made under the 2019 Plan upon the effective date of the 2023 Plan, so we view the remaining Shares available under the 2019 Plan as of December 31, 2022 as "rolling into" the new 2023 Plan based on the design of the new 2023 Plan); and

- In summary, the total number of Shares subject to outstanding awards (428,328 Shares) under the 2019 Plan, plus the total number of Shares available for future awards under the 2019 Plan (361,862 shares), represents an overhang percentage of approximately 2.42% as of December 31, 2022 (in other words, the potential dilution of the holders of Shares represented by the 2019 Plan).

Under the 2023 Plan (as of December 31, 2022)

- Proposed additional Shares available for awards under the 2023 Plan: up to 1,000,000 shares, assuming none of the 361,862 Shares remaining available under the 2019 Plan are granted prior to the effectiveness of the 2023 Plan (approximately 1.11% of our outstanding Shares); and

- The total Shares subject to outstanding awards as of December 31, 2022 (428,328 Shares), plus the proposed Shares available for future awards under the 2023 Plan (1,000,000 Shares, represent an approximate total overhang of 1,428,328 Shares (approximately 4.38%) under the 2023 Plan.

Activity After December 31, 2022

From January 1, 2023 through April 4, 2023, we granted full value awards under the 2019 Plan covering a total of 277,555 Shares (assuming maximum payout with respect to performance-based awards) and we granted no stock options. Under the share counting rules of the 2023 Plan, those total Shares of 277,555 (plus any additional Shares subject to 2019 Plan awards granted after April 4, 2023) would be *deducted* from the 2023 Plan share pool as of its effective date. From January 1, 2023 through April 4, 2023, awards covering a total of 27,628 Shares were forfeited by 2019 Plan participants. Under the share counting rules of the 2023 Plan, those Shares (plus any additional Shares subject to 2019 Plan awards forfeited after April 4, 2023) would be *added* to the 2023 Plan's share pool as of its effective date.

Based on the closing price on New York Stock Exchange for our Shares on April 4, 2023 of $61.78 per Share, the aggregate market value as of April 4, 2023 of the new 1,000,000 Shares requested under the 2023 Plan was $61,780,000.

In 2020, 2021, and 2022 we granted awards under the 2019 Plan, the U.K. SIP, and the 2012 Nonemployee Director Fees Plan covering an aggregate of 238,518 Shares, 153,862 Shares, and 190,552 Shares, respectively (assuming target performance with respect to performance-based awards). Based on our basic weighted average Shares outstanding for those fiscal years of approximately 32.1 million, 32.3 million, and 32.5 million, respectively, for the three-fiscal-year period 2020-2022, our average burn rate, not taking into account forfeitures, was approximately 0.60% (our individual years' burn rates were 0.74% for fiscal 2020, 0.48% for fiscal 2021, and 0.59% for fiscal 2022).

Please note that, as of December 31, 2022, 297,063 Shares remained available under our Employee Stock Purchase Plan, and 46,755 Shares remained available for issuance under the Sun Hydraulics Limited Share Incentive Plan (a plan that we maintain for employees who are United Kingdom taxpayers, and under which we permit qualifying employees to purchase Shares).



In determining the number of Shares to request for approval under the 2023 Plan, our management worked with the Compensation Committee to evaluate a number of factors, including our recent Share usage and criteria expected to be utilized by institutional proxy advisory firms in evaluating our proposal for the 2023 Plan.

If the 2023 Plan is approved, we intend to utilize the Shares authorized under the 2023 Plan to continue our practice of incentivizing key individuals through equity grants. We currently anticipate that the Shares requested in connection with the approval of the 2023 Plan will last for about three (3) years, based on our historic grant rates and the approximate current Share price, but could last for a different period of time if actual practice does not match recent rates or our Share price changes materially. As noted below, our Compensation Committee (or such other committee administering the 2023 Plan from time to time) retains full discretion under the 2023 Plan to determine the number and amount of awards to be granted under the 2023 Plan, subject to the terms of the 2023 Plan, and future benefits that may be received by participants under the 2023 Plan are not determinable at this time.

We believe that we have demonstrated a commitment to sound equity compensation practices in recent years. We recognize that equity compensation awards dilute shareholders' equity, so we have carefully managed our equity incentive compensation. Our equity compensation practices are intended to be competitive and consistent with market practices, and we believe our historical Share usage has been responsible and mindful of shareholder interests, as described above.

In evaluating this proposal, shareholders should consider all of the information in this proposal.

2023 Plan Highlights

Below are certain highlights of the 2023 Plan. These features of the 2023 Plan are designed to reinforce alignment between equity compensation arrangements awarded pursuant to the 2023 Plan and shareholders' interests, consistent with sound corporate governance practices:

Reasonable 2023 Plan Limits. Subject to adjustment as described in the 2023 Plan and the 2023 Plan's share counting rules, 1,000,000 Shares, minus any Shares subject to awards granted under the 2019 Plan after December 31, 2022 and before the date of the Annual Meeting, are available for issuance or transfer under the 2023 Plan, plus the number of Shares that are added (or added back, as applicable) to the aggregate number of Shares available under the 2023 Plan pursuant to the Share counting rules of the 2023 Plan (as described below). These Shares may be either unauthorized but unissued Shares or treasury Shares.

Incentive Stock Option Limit. The 2023 Plan also provides that, subject to adjustment as described in the 2023 Plan, the aggregate number of Shares actually issued or transferred upon the exercise of Incentive Stock Options (as defined below) granted under the 2023 Plan will not exceed 1,000,000 Shares.

No Repricing Without Shareholder Approval. Outside of certain corporate transactions or adjustment events described in the 2023 Plan or in connection with a "change in control" (as defined below), the exercise price of outstanding options or SARs cannot be reduced, nor can "underwater" options or SARs be cancelled in exchange for cash or replaced with other awards or options with a lower exercise price, without shareholder approval under the 2023 Plan.

Non-Employee Director Compensation Limit. Notwithstanding anything to the contrary contained in the 2023 Plan, in no event will any non-employee director of the Company in any one calendar year be granted compensation for such service having an aggregate maximum value (measured at the grant date as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $750,000.

Change in Control Definition. The 2023 Plan includes a non-liberal definition of "change in control," which is described below.

Exercise Price Limitation. Except with respect to certain substituted awards as described in the 2023 Plan, no stock options or SARs will be granted with an exercise price less than the fair market value of one Share on the date of grant.

Clawback Provisions. The 2023 Plan includes clawback provisions, as described below.

No Dividends or Dividend Equivalents on Options or SARs. Stock options and SARs granted under the 2023 Plan will not provide for dividends or dividend equivalents.



Summary of Other Material Terms of the 2023 Plan

Non-Liberal Share Counting. Shares covered by an award granted under the 2023 Plan will not be counted as used unless and until they are actually issued or transferred to a participant. If a 2023 Plan award (or, after December 31, 2022, an award under the 2019 Plan) is settled in cash, is unearned, is forfeited, or is cancelled, terminates, expires, or lapses for any reason (with the exception of the termination of a tandem SAR upon exercise of the related stock option, or the termination of a related stock option upon exercise of the corresponding tandem SAR), then, to the extent of such cash settlement, unearned amount, forfeiture, cancellation, termination, expiration or lapse, any Shares subject to such award will remain (or become, as applicable) available for subsequent awards under the 2023 Plan.

Notwithstanding anything to the contrary contained in the 2023 Plan: (a) if Shares are withheld by the Company, tendered or otherwise used in payment of the exercise price of a stock option, the total number of Shares covered by the stock option being exercised will reduce the shares available under the 2023 Plan; (b) if Shares are withheld by the Company, tendered or otherwise used in payment of the exercise price of an option granted under the 2019 Plan, such Shares will not be added back to the Shares available under the 2023 Plan; (c) Shares withheld by the Company, tendered or otherwise used to satisfy tax withholding with respect to awards under the 2023 Plan will reduce the shares available under the 2023 Plan; (d) Shares withheld by the Company, tendered or otherwise used to satisfy tax withholding with respect to awards under the 2019 Plan will not be added back to the Shares available under the 2023 Plan; (e) Shares subject to a SAR, to the extent it is exercised and settled in Shares, and whether or not all Shares covered by the SAR are actually issued to the participant upon exercise of the SAR, will be considered issued or transferred pursuant to the 2023 Plan; (f) Shares subject to a stock appreciation right granted under the 2019 Plan, to the extent it is exercised and settled in Shares, and whether or not all Shares covered by the stock appreciation right are actually issued to the participant upon exercise of the SAR, will not be added back to the Shares available under the 2023 Plan; and (g) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of stock options (or stock options granted under the 2019 Plan) will not be added to the aggregate number of Shares available under the 2023 Plan.

Administration. The 2023 Plan will generally be administered by the Compensation Committee, or any other committee of the Board of Directors designated by the Board of Directors to administer the 2023 Plan. References to the "Committee" in this proposal refer to the Compensation Committee, such other committee designated by the Board of Directors, or the Board of Directors, as applicable. The Committee generally has all powers and discretion necessary or appropriate to administer the 2023 Plan, including the power to (1) determine which employees, consultants and directors will be granted awards, (2) prescribe the terms and conditions of the awards, (3) interpret the 2023 Plan and the awards thereunder, (4) adopt rules for the administration, interpretation and application of the 2023 Plan, and (5) interpret, amend or revoke any such rules. Generally, the Committee may delegate (a) all or part of its authority under the 2023 Plan to one or more directors, and (b) more limited authority under the 2023 Plan to one or more officers of the Company. However, the Committee may not delegate such authority with respect to persons who are subject to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), or in any way which would violate applicable law or jeopardize the 2023 Plan's qualification under Rule 16b-3 promulgated under the Exchange Act.

Eligibility. Any employee, consultant or independent contractor of the Company and its affiliates, other person who provides significant services (other than a director or employee) to the Company or its affiliates, or director of the Company, may be selected by the Committee to participate in 2023 Plan. However, a person must satisfy the Form S-8 definition of "employee" in order to be eligible to receive an award under the 2023 Plan. As of March 31, 2023, the Company and its affiliates had approximately 2,615 employees and 703 consultants, independent contractors and other individual service providers, and the Company had 6 non-employee directors. The basis for participation in the 2023 Plan by eligible persons is the selection of such persons by the Committee (or its authorized delegate) in its discretion.

Award Agreements. Generally, each grant of an award under the 2023 Plan will be evidenced by an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee (an "Award Agreement") that sets forth the terms and conditions of the award.

Vesting; Treatment of Awards on Certain Events. In general, the Committee will determine the vesting terms applicable to awards granted under the 2023 Plan, which may include service-based, performance-based or other vesting criteria (or a combination). An award granted under the 2023 Plan may provide for continued vesting or the earlier vesting of such award, including in the event of the retirement, death, disability or termination of employment or service of a participant, or in the event of a change in control.



In the event of a pending change in control, the Board (subject to approval of the Committee in certain circumstances) may, subject to certain limitations set forth in the 2023 Plan, take any one or more of the following actions with respect to any one or more 2023 Plan participants: (a) accelerate the exercise dates or vesting dates of any outstanding 2023 Plan awards; (b) make outstanding 2023 Plan awards fully vested and exercisable; (c) grant a cash bonus award to any of the holders of outstanding 2023 Plan awards; (d) pay cash to any or all 2023 Plan participants in exchange for the cancellation of their outstanding awards; or (e) make any other adjustments or amendments to the 2023 Plan and outstanding 2023 Plan awards.

Types of Awards Under the 2023 Plan. Pursuant to the 2023 Plan, the Company may grant restricted stock, RSUs, stock options (including stock options intended to be "incentive stock options" as defined in Section 422 of the Internal Revenue Code ("Incentive Stock Options")), SARs, cash awards and certain other awards based on or related to our Shares. A brief description of the types of awards which may be granted under the 2023 Plan is set forth below.

Restricted Stock. Restricted stock is generally subject to a substantial risk of forfeiture and restrictions on transfer during a restriction period, as well as any other restrictions imposed by the Committee. The Committee may set restrictions based on the achievement of specific performance objectives (corporation-wide, divisional, or individual), applicable federal or state securities laws, or any other basis determined by the Committee. During the restriction period, participants holding restricted stock are entitled to receive dividends or other distributions paid with respect to such restricted stock, provided that such dividends or other distributions will be deferred until, and paid contingent upon, the earning and vesting of such restricted stock. Each award of restricted stock will be evidenced by an Award Agreement that will specify the period of restriction, the number of Shares granted, the purchase price, if any, and such other terms and conditions as the Committee may determine.

RSUs. RSUs awarded under the 2023 Plan consist of a bookkeeping entry representing an amount equivalent to the fair market value (as defined in the 2023 Plan) of one Share (or a fraction or multiple of such value) payable in cash, property or Shares, and generally represent an unfunded and unsecured obligation of the Company. Until RSUs vest and Shares are issued to the participant, the participant will have no rights as a shareholder with respect to any Shares underlying RSUs, and in particular will not be entitled to exercise voting rights with respect to those Shares. The Committee may, however, authorize the payment of dividends or dividend equivalents on such RSUs on a deferred and contingent basis, either in cash or in additional Shares. However, dividend equivalents or other distributions on Shares underlying RSUs will be deferred until, and paid contingent upon, the earning and vesting of such RSUs. Each award of RSUs will be evidenced by an Award Agreement that will specify the number of Shares granted, the conditions for vesting, and other terms and conditions that the Committee may impose.

Stock Options. A stock option is a right to purchase Shares upon exercise of the stock option. Stock options granted to an employee under the 2023 Plan may consist of either an Incentive Stock Option, a non-qualified stock option that is not intended to be an "incentive stock option" under Section 422 of the Internal Revenue Code (the "Code"), or a combination of both. Incentive Stock Options may be granted only to persons who are employees of the Company and certain subsidiaries. As further described in the 2023 Plan, Incentive Stock Options must be subject to certain tax-based limitations to qualify under Section 422 of the Code. Each option will be evidenced by an Award Agreement that will specify the exercise price, the expiration date of the option, the number of Shares to which the option pertains, any conditions to exercise the option, whether the option is a nonqualified stock option or an Incentive Stock Option, and other terms and conditions as established by the Committee. In general, except with respect to certain substituted awards as described in the 2023 Plan, the exercise price of a stock option must be equal to or greater than the fair market value of a Share on the grant date.

To exercise a stock option, the participant must deliver a written notice of exercise to the Secretary of the Company (or its designee), setting forth the number of Shares to which the Option is to be exercised, with full payment for the Shares, including satisfying any withholding taxes. The exercise price can be paid in full in cash or its equivalent. The Committee, in its sole discretion, also may permit exercise: (a) by the actual or constructive tendering of previously acquired Shares having an aggregate fair market value at the time of exercise equal to the total exercise price (subject to limitations set forth in the 2023 Plan); (b) subject to any conditions or limitations established by the Committee, by a net exercise arrangement pursuant to which the Company will withhold Shares otherwise issuable upon exercise of a stock option; (c) to the extent permitted by law, from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the Shares to which the exercise relates; (d) by a combination of the foregoing methods; or (e) by such other methods as may be approved by the Committee in accordance with the terms of the 2023 Plan. The Committee may provide in any Award Agreement for the automatic exercise of a stock option upon such terms and conditions as established by the Committee.



SARs. A SAR may be a freestanding SAR, a tandem SAR, or an affiliated SAR. A freestanding SAR is a SAR that is granted independently of any stock option. A tandem SAR is a SAR that is granted in connection with a related stock option, the exercise of which requires the forfeiture of the right to purchase an equal number of Shares under the related stock option. An affiliated SAR is a SAR that is granted in connection with a related stock option, and which automatically will be deemed to be exercised at the same time that the related stock option is exercised. The exercise price of a freestanding SAR will generally not be less than 100% of the fair market value of a Share on the grant date, and the exercise price of a tandem SAR or affiliated SAR will be equal to the exercise price of the related stock option. On exercise of a SAR, a participant will be entitled to receive payment from the Company in an amount determined by multiplying (1) the difference between the fair market value of a Share on the exercise date over the exercise price, times (2) the number of Shares with respect to which the SAR is exercised. A SAR may be paid in cash, Shares or any combination of the two.

Freestanding SARs are exercisable on such terms and conditions as the Committee will determine. Tandem SARs may be exercised for all or part of the Shares subject to the related stock option upon the surrender of the right to exercise the equivalent portion of the related stock option. A tandem SAR may be exercised only with respect to the Shares for which its related stock option is then exercisable. An affiliated SAR will be deemed to be exercised upon the exercise of the related stock option. The deemed exercise of an affiliated SAR will not necessitate a reduction in the number of Shares subject to the related stock option.

Stock Option and SAR Expiration. The term of a stock option or SAR may not extend more than 10 years from the date of grant, and the Committee may provide in an Award Agreement for the earlier expiration of a stock option or SAR. If the Award Agreement does not specify the expiration date that will apply on a participant's termination of service, then the option will expire 12 months from the participant's termination of service as a result of death or disability (as defined for purposes of the 2023 Plan), or three months from the participant's termination of service if the termination is for any other reason. The Committee will provide in each Award Agreement when each stock option expires and becomes unexercisable, and may, after a stock option is granted, extend the maximum term of the stock option (but not beyond 10 years after the grant date).

Cash Awards. Cash awards may be granted either alone, in addition to, or in tandem with other awards granted under the 2023 Plan, on terms determined by the Committee.

Other Awards. Subject to applicable law and the other terms of the 2023 Plan, the Committee may grant to eligible participants Shares or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of such Shares, including, without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon performance of the Company or a subsidiary or an affiliate or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of the Shares or the value of securities of, or the performance of specified subsidiaries or affiliates of or other business units of the Company (collectively, "Other Awards").

The Committee may authorize the grant of Shares as a bonus, or may authorize the grant of other awards in lieu of obligations of the Company or a subsidiary to pay cash or deliver other property under the 2023 Plan or under other plans or compensatory arrangements, subject to terms determined by the Committee in a manner that complies with Section 409A of the Code.

The Committee may provide for the payment of dividends or dividend equivalents on Other Awards on a deferred and contingent basis, either in cash or in additional Shares. However, dividend equivalents or other distributions on Shares underlying Other Awards will be deterred until, and paid contingent upon, the earning and vesting of such Other Awards.

Change in Control Definition. The 2023 Plan includes a definition of "change in control." In general, a change in control will be deemed to have occurred upon the occurrence of any of the following events (subject to certain exceptions and limitations and as further described in the 2023 Plan): (1) any person becomes, after the effective date of the 2023 Plan, the beneficial owner, directly or indirectly, of securities of the corporation representing 30% or more of the combined voting power of the Company's outstanding securities in a transaction that qualifies as a "change in ownership" or "change in effective control" under applicable regulations under Section 409A of the Internal Revenue Code; (2) individuals who constitute the Board on the effective date of the 2023 Plan cease to constitute at least a majority of the Board (except to the extent their successors are approved as provided in the 2023 Plan), in manner that qualifies as a "change in effective control" under applicable regulations under Section 409A of the Internal Revenue Code; (3) the consummation of a merger or consolidation of the Company, other than a merger or consolidation in which the shareholders of the Company immediately prior to the merger or consolidation continue to hold at least 51% or more of the combined voting power of the surviving entity; or (4) a sale of substantially all of the assets of the Company to one or more unrelated businesses (other than to a corporation more than 50% of which is controlled by, or under common control with, the Company), in a transaction that qualifies as a "change in ownership of a substantial portion of the assets" under applicable regulations under Section 409A of the Internal Revenue Code.



Performance Goals. In general, awards under the 2023 Plan may be subject to the achievement of performance goals. Any such goals will be determined by the Committee. As determined by the Committee, the performance goals applicable to an award may provide for a targeted level or levels of achievement using any measure determined by the Committee, including one or more of the following: annual revenue, growth in revenue, cash position, earnings, earnings per share, earnings before interest, taxes, depreciation and amortization, individual objectives, income or net income (or loss), cash flow (including operating cash flow and free cash flow), operating income (or loss), funds from operations or similar measures, return on assets, return on equity, return on operating revenue, return on invested capital, return on investments, net asset turnover, debt (including debt reduction), sales, return on sales, stock price, change in stock price, enterprise value or economic value added, working capital, dividend ratio, orders, marketing, productivity, production targets, quality targets, research and development targets, marketing or customer service collaborations, employee satisfaction and engagement, diversity, environmental and social measures, technology and technology development, human resources management and development, strategic business objectives, operating efficiency, gross or net profit levels, mergers, acquisitions or other strategic transactions, divestitures, financings, and total shareholder return, any of which may be measured either in absolute terms or as compared to an incremental increase or as compared to results of a peer group. The performance goals may differ from participant to participant and from award to award.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business or other events or circumstances render the performance goals unsuitable, the Committee may in its discretion modify such performance goals or the actual levels of achievement regarding the performance, in whole or in part, as the Committee deems appropriate and equitable.

Transferability of Awards. In general, no Award granted under the 2023 Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or under the death beneficiary designation rules of the 2023 Plan, and in no event will any award granted under the 2023 Plan be transferred for value. However, a participant may, in a manner specified by the Committee, transfer certain awards in limited circumstances to certain family members, trusts and other related entities, as further described in the 2023 Plan.

Adjustments; Corporate Transactions. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, recapitalization, merger, consolidation, split-up, split-off, spin-off, spin-out, combination, repurchase, partial or complete liquidation or other distribution of assets, exchange of Shares or other securities of the Company, issuance of rights or warrants to purchase securities, other change in the corporate structure of the Company affecting the Shares, or any other corporate transaction or event having an effect similar to any of the foregoing, occurs, such that an adjustment is determined by the Committee to be equitably required in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2023 Plan, then the Committee will in such manner as it may deem equitable, adjust the number and class of Shares (or other securities) that may be delivered under the 2023 Plan (including the Shares that may be delivered pursuant to Incentive Stock Options), the number, class, and price of Shares (or other securities) subject to outstanding 2023 Plan awards, the exercise price of outstanding stock options and SARs, and other 2023 Plan award terms. However, any such adjustment to the number of shares that may be issued or transferred upon the exercise of Incentive Stock Options will be made if and only if and to the extent that such adjustment would not cause any stock option intended to qualify as an Incentive Stock Option to fail to so qualify.

In the event of any such transaction or event, or in the event of a change in control of the Company, the Committee may provide in substitution for any or all outstanding awards under the 2023 Plan such alternative consideration (including cash), if any, as it may in good faith determine to be equitable under the circumstances and in connection with such, will require the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each option or SAR with an exercise price greater than the consideration offered in connection with any such transaction or event or change in control of the Company, the Committee may, in its discretion, cancel such stock option or SAR without any payment to the person holding such option or SAR, without any payment to the person holding such option or SAR. The specific adjustments will be determined by the Committee.

Other Forfeiture Events, Clawback and Recoupment. The Committee may specify in an Award Agreement that a participant's rights, payments, and/or benefits with respect to a 2023 Plan award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an award. Except as otherwise determined by the Committee, a participant will forfeit all of his or her outstanding 2023 Plan awards if such participant is determined to have engaged in an act that constitutes Cause (as defined for purposes of the 2023 Plan), regardless of whether the participant's service with the Company is terminated as a result of such Cause. The determination of whether a participant



has engaged in an act that constitutes Cause will be made by the Committee, which prior to making such determination will provide written notice of the event of Cause to the participant and allow the participant a reasonable opportunity to cure such event.

Notwithstanding any provisions to the contrary under the 2023 Plan, an award granted under the 2023 Plan will be subject to the provisions of the Company's clawback policy as may be established and/or amended from time to time, including upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Shares may be traded. The Company may require a participant to forfeit or return to and/or reimburse the Company all or a portion of the 2023 Plan award and/or Shares issued under the award, any amounts paid under the 2023 Plan award, and any payments or proceeds paid or provided upon disposition of the Shares issued under the 2023 Plan award, pursuant to the terms of such clawback policy or as necessary or appropriate to comply with applicable laws or the rules of any national securities exchange or national securities association on which the Shares may be traded.

Withholding. Prior to the delivery of any Shares or cash pursuant to a 2023 Plan award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes or other amounts (including the participant's FICA obligation) required to be withheld with respect to such award (or exercise thereof). The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a participant to satisfy such tax withholding obligation, in whole or in part by (a) electing to have the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a fair market value equal to the minimum amount required to be withheld. If the Committee permits award Shares to be withheld from the award to satisfy applicable withholding obligations, the fair market value of the award Shares withheld, as determined as of the date of withholding, will not exceed the amount determined by the applicable minimum statutory withholding rates unless the Committee determines an additional amount can be withheld and will not result in adverse accounting consequences, and the Committee authorizes such additional withholding.

Amendment and Termination of the 2023 Plan. The Board, in its sole discretion, may amend, suspend or terminate the 2023 Plan, or any part thereof, at any time and for any reason. The amendment, suspension, or termination of this Plan will not, without the consent of the participant, materially impair any rights or obligations under any 2023 Plan award already granted to such participant, except that such consent will not be required if the Board determines, in its sole and absolute discretion, that the amendment, suspension or termination: (a) is required or advisable in order for the Company, the 2023 Plan or the award to satisfy applicable law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any change in control transaction or event, is in the best interests of the Company or its shareholders. The Board may, but need not, take the tax or accounting consequences to affected participants into consideration in acting under the preceding sentence. No award may be granted during any period of suspension or after termination of the 2023 Plan. The Company will obtain shareholder approval if necessary or desirable to comply with applicable laws, rules and regulations, including of any governmental agencies and national securities exchanges. Decisions of the Board will be final, binding and conclusive.

If permitted by Section 409A of the Code, but subject to the amendment provisions of the 2023 Plan, including in the case of a participant's termination of employment or service, in the case of unforeseeable emergency or other circumstances or in the event of a change in control, the Committee may, in its sole discretion, provide for the continued vesting of or accelerate the vesting or exercisability of a 2023 Plan award or may waive any other limitation or requirement under such award.

Effective Date and Termination of 2023 Plan. No grant will be made under the 2023 Plan on or after the tenth anniversary of the Annual Meeting, but all grants made prior to such date will continue in effect thereafter subject to the terms and conditions thereof and of the 2023 Plan.

Allowances for Conversion Awards and Assumed Plans. Awards may be granted under the 2023 Plan in substitution for or conversion of, or in connection with an assumption of, restricted Shares, RSUs, stock options, SARs or other Share or Share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added to) the aggregate Share limit or other 2023 Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2023 Plan, under circumstances further described in the 2023 Plan, but will not count against the aggregate Share limit or other 2023 Plan limits described above.



New Plan Benefits

It is not possible to determine the specific amounts and types of awards that may be awarded in the future under the 2023 Plan because the grant and actual settlement of awards under the 2023 Plan are subject to the discretion of the plan administrator.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain of the Federal income tax consequences of certain transactions under the 2023 Plan based on Federal income tax laws in effect. This summary, which is presented for the information of shareholders considering how to vote on this proposal and not for 2023 Plan participants, is not intended to be complete and does not describe Federal taxes other than income taxes (such as Medicare and Social Security taxes), or state, local or foreign tax consequences.

Tax Consequences to Participants

Restricted Shares. The recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the recipient) at such time as the restricted shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will generally have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares over any purchase price.

RSUs and Cash Incentive Awards. No income generally will be recognized upon the grant of RSUs or cash incentive awards. Upon payment in respect of such awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted Shares received (reduced by any amount paid by the recipient).

Nonqualified Stock Options and SARs. In general:

- no income will be recognized by a grantee at the time a non-qualified stock option or SAR is granted; and

- at the time of exercise of a non-qualified stock option or SAR, ordinary income will be recognized by the grantee in an amount equal to, in the case of a non-qualified stock option, the difference between the option price paid for the Shares and the fair market value of the unrestricted Shares on the date of exercise and, in the case of a SAR, the amount of cash received and the fair market value of any unrestricted Shares received.

Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an "incentive stock option" as defined in Section 422 of the Code. If Shares are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such Shares is made by such optionee within two years after the date of grant or within one year after the transfer of such Shares to the optionee, then upon sale of such Shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such Shares at the time of exercise (or, if less, the amount realized on the disposition of such Shares if a sale or exchange) over the exercise price paid for such Shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Tax Consequences to the Company and its Subsidiaries

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services generally will be entitled to a corresponding deduction provided that, among other things, it is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of Shares under the 2023 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2023 Plan by our shareholders.

Vote Required

Approval of the 2023 Equity Compensation Plan requires the votes cast favoring the action exceeding the votes cast opposing the action, assuming a quorum is present.

The Board recommends a vote "FOR" the approval of the 2023 Plan.



OTHER BUSINESS

Management of the Company does not know of any other business that may be presented at the Meeting. If any matter not described herein should be presented for shareholder action at the Meeting, the persons named in the enclosed Proxy will vote the shares represented thereby in accordance with their best judgment.



REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS AND NOMINATION OF DIRECTORS BY SHAREHOLDERS FOR THE 2024 PROXY STATEMENT AND PRESENTATION AT THE 2024 ANNUAL MEETING

Our Bylaws govern the submission of nominations for Director or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but which are not included in the Company's proxy statement for that meeting. Under our Bylaws, if a shareholder, at our 2024 Annual Meeting, wants to:

(i)   nominate a person to stand for election as a Director, the nomination must be received at our principal executive offices no earlier than January 3, 2024, and no later than February 2, 2024. Therefore, notice to the Company of a shareholder nomination submitted before January 3, 2024, or after February 2, 2024, will be considered untimely and will not be considered at the 2024 Annual Meeting; or

(ii)   introduce an item of business, the proposal must be received at our principal executive offices no later than December 22, 2023. Accordingly, notice to the Company of a shareholder proposal received after December 22, 2023, will be considered untimely and will not be considered at the 2024 Annual Meeting.

These advance notice provisions are in addition to, and separate from, the SEC requirements that a shareholder must meet to have a proposal included in our proxy statement and form of proxy for presentation at our annual meetings. Under SEC Rule 14a-8, if a shareholder wants to introduce an item of business at our 2024 Annual Meeting and have us include such proposal in our proxy statement and form of proxy for presentation at the 2024 Annual Meeting, the proposal must comply with SEC Rule 14a-8 and be received at our principal executive offices no later than December 22, 2023 and otherwise comply with the requirements of SEC Rule 14a-8.

In addition to satisfying the requirements under our by-laws, if a shareholder intends to comply with the SEC's universal proxy rules and to solicit proxies in support of Director nominees other than the Company's nominees, the shareholder must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than 60 calendar days prior to the one-year anniversary date of the Annual Meeting (for the 2024 Annual Meeting of Shareholders, no later than April 2, 2024). If the date of the 2024 Annual Meeting is changed by more than 30 calendar days from such anniversary date, however, then the shareholder must provide notice by the later of 60 calendar days prior to the date of the 2024 Annual Meeting and the 10th calendar day following the date on which public announcement of the date of the 2024 Annual Meeting is first made.

Under our Bylaws, a shareholder must follow certain procedures to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. The procedures for nominating a Director are described above in "Governance of the Company — Independence and Committees of the Board of Directors" under the headings "*Governance and Nominating Committee*" and "*Shareholder Recommendations for Nomination as a Director.*"

The procedures for introducing an item of business at the 2024 Annual Meeting require providing a written notice of each proposed item of business that must include:

(i)   a brief description of the business desired to be brought before the meeting,

(ii)   the reasons for conducting such business at the meeting,

(iii)   the name and record address of the shareholder proposing such business,

(iv)   the number of shares of stock owned beneficially or of record by the shareholder,

(v)   a description of all arrangements or understandings between the shareholder and any other person or persons (including their names) in connection with the proposal of such business by the shareholder and any material interest of the shareholder in such business, and

(vi)   a representation that the shareholder intends to appear in person or by proxy to bring such business before the meeting.

Shareholder proposals and nominations for Director should be submitted in writing to the Corporate Secretary, at 7456 16th Street East, Sarasota, Florida 34243. A copy of the Company's Bylaws will be provided upon request in writing to the Secretary.

By Order of the Board of Directors,

MARC A. GREENBERG
Secretary

Dated: April 20, 2023



HELIOS TECHNOLOGIES, INC.
2023 EQUITY INCENTIVE PLAN

SECTION 1
BACKGROUND AND PURPOSE

1.1 <u>Purpose of this Plan</u>. The purpose of this Helios Technologies, Inc. 2023 Equity Incentive Plan is to promote the growth and profitability of the Corporation by (i) providing officers, employees and directors of the Corporation and of its subsidiaries with additional incentives to achieve long-term corporate objectives, (ii) assisting the Corporation and its subsidiaries in attracting and retaining officers, employees, consultants and directors, and (iii) providing such officers, employees, consultants and directors with an opportunity to acquire an equity interest (direct or indirect) in the Corporation.

1.2 <u>Effective Date</u>. This Plan has been approved by the Corporation's Board on March 8, 2023, and it will become effective on the date on which this Plan is approved by the Corporation's shareholders at the Corporation's 2023 Annual Meeting of Shareholders (the "<u>Effective Date</u>"). No grants will be made on or after the Effective Date under the Predecessor Plan, provided that outstanding awards granted under the Predecessor Plan prior to the Effective Date will continue following the Effective Date. For clarification purposes, the terms and conditions of this Plan shall not apply to or otherwise impact previously granted and outstanding awards under the Predecessor Plan, as applicable (except for purposes of providing for Shares under such awards to be added to the aggregate number of Shares available under 4.1 of this Plan pursuant to the share counting rules of Section 4.2 of this Plan).

SECTION 2
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "<u>1934 Act</u>" means the Securities Exchange Act of 1934, as amended. Reference to a specific Section of the 1934 Act or regulation thereunder shall include such Section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

2.2 "<u>Affiliate</u>" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Corporation.

2.3 "<u>Affiliated SAR</u>" means an SAR that is granted in connection with a related Option, and which automatically will be deemed to be exercised at the same time that the related Option is exercised.

2.4 "<u>Award</u>" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Restricted Stock Units, Cash Awards or Other Awards.

2.5 "<u>Award Agreement</u>" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the Awards granted under this Plan. An Award Agreement may be in an electronic medium, may be limited to notation on the books and records of the Corporation and, unless otherwise determined by the Committee, need not be signed by a representative of the Corporation or a Participant.

2.6 "<u>Board</u>" or "<u>Board of Directors</u>" means the Board of Directors of the Corporation.

2.7 "<u>Cash Award</u>" means the right to receive cash as described in Section 9.

2.8 "<u>Cause</u>" means, unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee, (i) the commission of an act of fraud, embezzlement, theft or proven dishonesty, or any other illegal act or practice (whether or not resulting in criminal prosecution or conviction), including theft or destruction of property of the Corporation or a Subsidiary, or any other act or practice which the Committee shall, in good faith, deem to have resulted in the recipient's becoming unbondable under the Corporation or any Subsidiary's fidelity bond; (ii) the willful engaging in misconduct which is deemed by the Committee, in good faith, to be materially injurious to the Corporation or any Subsidiary, monetarily or otherwise, including, but not limited to, improperly disclosing trade secrets or other confidential or sensitive business information and data about the Corporation or any Subsidiaries or competing with the Corporation or any Subsidiaries, or soliciting employees, consultants or customers of the Corporation or any Subsidiaries in violation



of law or any employment or other agreement to which the recipient is a party; (iii) the continued failure or habitual neglect by a person who is an Employee to perform his or her duties with the Corporation or any Subsidiary; or (iv) other disregard of rules or policies of the Corporation or any Subsidiary, or conduct evidencing willful or wanton disregard of the interests of the Corporation or any Subsidiary. For purposes of this Plan, no act or failure to act by the recipient shall be deemed "willful" unless done or omitted to be done by the recipient not in good faith and without reasonable belief that the recipient's action or omission was in the best interest of the Corporation and/or the Subsidiary. Notwithstanding the foregoing, if the recipient has entered into an employment agreement that is binding as of the date of employment termination, and if such employment agreement defines "Cause," then the definition of "Cause" in such agreement shall apply to the recipient in this Plan.

2.9   "Change in Control" means, except as otherwise prescribed by the Committee with respect to an Award, the occurrence of any of the following events:

(a)   any person becomes, after the effective date of this Plan, the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then outstanding securities in a transaction that qualifies as a "change in ownership" or "change in effective control" under Treasury Regulation Section 1.409A-3(i)(5);

(b)   individuals who constitute the Board on the effective date of this Plan cease, for any reason, to constitute at least a majority of the Board in a manner that qualifies as a "change in effective control" under Treasury Regulation Section 1.409A-3(i)(5), provided, however, that any person becoming a director subsequent to the effective date of this Plan who was nominated for election by at least 662/3% of the Board as constituted on the effective date of this Plan (other than the nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest, relating to the election of the Board, as such terms are used in Rule 14a-11 of the Regulation 14A promulgated under the Exchange Act) shall be, for purposes of this Plan, considered a member of the Board as constituted on the effective date of this Plan; or

(c)   the consummation of a merger or consolidation of the Corporation, other than a merger or consolidation in which the Shareholders of the Corporation immediately prior to the merger or the consolidation continue to hold (either directly or indirectly) at least 51% or more of the combined voting power of the Corporation or surviving entity immediately after the merger or consolidation with another entity; or

(d)   a sale of substantially all of the assets of the Corporation to one or more unrelated businesses (other than to a corporation more than 50% of which is controlled by, or under common control with, the Corporation) in a transaction that qualifies as a "change in ownership of a substantial portion of assets" under Treasury Regulation Section 1.409A-3(i)(5)(vii), or an agreement to liquidate or dissolve the Corporation.

2.10   "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific Section of the Code or regulation thereunder shall include such Section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

2.11   "Committee" means the Compensation Committee of the Board, or such other committee as may be appointed by the Board (pursuant to Section 3.1) to administer this Plan.

2.12   "Corporation" means Helios Technologies, Inc., a Florida corporation, or any successor thereto. With respect to the definitions of the Performance Goals, the "Corporation" means Helios Technologies, Inc. and its consolidated subsidiaries, except to the extent the Committee expressly determines otherwise.

2.13   "Consultant" means any consultant, independent contractor, or other person who provides significant services to the Corporation or its Affiliates, but who is neither an Employee nor a Director.

2.14   "Director" means any individual who is a member of the Board of Directors of the Corporation.

2.15   "Disability" means, unless otherwise provided in the applicable Award Agreement, a permanent and total disability within the meaning of Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Committee in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

2.16   "Effective Date" has the meaning set forth in Section 1.2 of this Plan.



2.17   "Employee" means any employee of the Corporation or of an Affiliate, whether such employee is so employed at the time this Plan is adopted or becomes so employed subsequent to the adoption of this Plan.

2.18   "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

2.19   "Fair Market Value" means the last sale price of the Shares as reported on the New York Stock Exchange (or any other exchange or quotation system, if applicable) on the date specified; or if no sales occurred on such day, at the last sale price reported for the Shares; but if there should be any material alteration in the present system of reporting sales prices of such Shares, or if such Shares should no longer be listed on the New York Stock Exchange (or other exchange or quotation system), or if the last sale price reported shall be on a date more than 30 days from the date in question, the market value of the Shares as of a particular date shall be determined in such a method as shall be specified by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the applicable Award Agreement and is in compliance with the fair market value pricing rules set forth in Code Section 409A.

2.20   "Freestanding SAR" means a SAR that is granted independently of any Option.

2.21   "Grant Date" means the date provided for by the Committee on which a grant of an Award will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

2.22   "Incentive Stock Option" means an Option to purchase Shares which is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code.

2.23   "Nonemployee Director" means a Director who is an employee of neither the Corporation nor of any Affiliate.

2.24   "Nonqualified Stock Option" means an option to purchase Shares which is not intended to be an Incentive Stock Option.

2.25   "Option" means an Incentive Stock Option or a Nonqualified Stock Option.

2.26   "Other Award" means an Award granted to a Participant pursuant to Section 10.

2.27   "Participant" means an Employee, Consultant, or Nonemployee Director who has an outstanding Award.

2.28   "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using any measure determined by the Committee, including one or more of the following: annual revenue, growth in revenue, cash position, earnings, earnings per share, earnings before interest, taxes, depreciation and amortization, individual objectives, income or net income (or loss), cash flow (including operating cash flow and free cash flow), operating income (or loss), funds from operations or similar measures, return on assets, return on equity, return on operating revenue, return on capital, return on invested capital, return on investments, net asset turnover, debt (including debt reduction), sales, return on sales, stock price, change in stock price, enterprise value or economic value added, working capital, dividend ratio, orders, marketing, productivity, production targets, quality targets, research and development targets, marketing or customer service collaborations, employee satisfaction and engagement, diversity, environmental and social measures, technology and technology development, human resources management and development, strategic business objectives, operating efficiency, gross or net profit levels, mergers, acquisitions or other strategic transactions, divestitures, financings, and total shareholder return, any of which may be measured either in absolute terms or as compared to an incremental increase or as compared to results of a peer group. The Performance Goals may differ from Participant to Participant and from Award to Award. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Corporation, or the manner in which it conducts its business or other events or circumstances render the Performance Goals unsuitable, the Committee may in its discretion modify such Performance Goals or the actual levels of achievement regarding the Performance Goals, in whole or in part, as the Committee deems appropriate and equitable.

2.29   "Period of Restriction" means the period during which the transfer of Restricted Stock is subject to restrictions and therefore, the Shares subject to the Restricted Stock grant are subject to a substantial risk of forfeiture. With respect to Restricted Stock granted pursuant to Section 7, such restrictions may be based on continued employment or other performance of services for the Corporation, the passage of time, the achievement of target levels of Performance Goals, or the occurrence of other events as determined by the Committee, in its discretion.



2.30   "Plan" means the Helios Technologies, Inc. 2023 Equity Incentive Plan, as set forth in this instrument and as hereafter amended from time to time.

2.31   "Predecessor Plan" means the Helios Technologies 2019 Equity Incentive Plan.

2.32   "Restricted Stock" means an Award granted to a Participant pursuant to Section 7.

2.33   "Restricted Stock Units" means an Award granted to a Participant pursuant to Section 8, consisting of a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share (or a fraction or multiple of such value), payable in cash, property or Shares. Restricted Stock Units represent an unfunded and unsecured obligation of the Corporation, except as otherwise provided for by the Committee.

2.34   "Retirement" means, unless otherwise provided in the applicable Award Agreement, a Participant's voluntary termination of service with the Corporation after attainment of age sixty-five (65).

2.35   "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending, supplementing or superseding such regulation.

2.36   "Section 16 Person" means a person who, with respect to the Shares, is subject to Section 16 of the 1934 Act.

2.37   "Shares" means the shares of common stock, par value $.001 per share, of the Corporation or any security into which such common stock may be changed by reason of any transaction or event of the type referred to in Section 4.4.

2.38   "Stock Appreciation Right" or "SAR" means an Award, granted alone or in connection with a related Option, that pursuant to Section 6 is designated as an SAR.

2.39   "Subsidiary" means any corporation (or any similar entity organized under foreign law) which, on the date of determination, qualifies as a subsidiary corporation of the Corporation under Section 424(f) of the Code.

2.40   "Tandem SAR" means an SAR that is granted in connection with a related Option, the exercise of which shall require forfeiture of the right to purchase an equal number of Shares under the related Option (and when a Share is purchased under the Option, the SAR shall be canceled to the same extent).

2.41   "Termination of Service" means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Corporation or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous reemployment by the Corporation or an Affiliate; (b) in the case of a Consultant, a cessation of the service relationship between the Consultant and the Corporation or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous re-engagement of the consultant by the Corporation or an Affiliate; and (c) in the case of a Nonemployee Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability or non-reelection to the Board.

SECTION 3
ADMINISTRATION

3.1   The Committee. This Plan shall be administered by the Compensation Committee of the Board or such other committee as may be appointed by the Board. Unless the Committee is the full Board or all determinations made by the Committee are made only with the approval or ratification of the full Board, then the Committee shall be comprised solely of Directors who are "non-employee directors" under Rule 16b-3.

3.2   Authority of the Committee. It shall be the duty of the Committee to administer this Plan in accordance with this Plan's provisions. Except to the extent the Board has reserved to itself the authority to review, approve and ratify actions of the Committee, the Committee shall have all powers and discretion necessary or appropriate to administer this Plan and to control its operation, including, but not limited



to, the power to (a) determine which Employees, Consultants and Directors shall be granted Awards, (b) prescribe the terms and conditions of the Awards, (c) interpret this Plan and the Awards, (d) adopt rules for the administration, interpretation and application of this Plan as are consistent therewith, and (e) interpret, amend or revoke any such rules.

3.3   Delegation by the Committee. Except to the extent the Board has reserved to itself the authority to review, approve and ratify actions of the Committee, the Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate (a) all or any part of its authority and powers under this Plan to one or more Directors, and (b) more limited authority and powers under this Plan to one or more officers of the Corporation; provided, however, that the Committee may not delegate its authority and powers (a) with respect to Section 16 Persons, or (b) in any way which would violate applicable law or jeopardize this Plan's qualification under Rule 16b-3.

3.4   Eligibility. Notwithstanding anything herein, any Employee, Director or Consultant selected by the Committee to receive an Award under this Plan must satisfy the Form S-8 definition of an "employee" in order to be eligible to receive such Award.

3.5   Non-U.S. Participants. In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for Awards to Employees, Directors and Consultants who are foreign nationals or who are employed by the Corporation or any Subsidiary outside of the United States or who provide services to the Corporation or any Subsidiary under an agreement with a foreign nation or agency as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve and adopt such supplements to or amendments, restatements or alternative versions of this Plan (including sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the secretary or other appropriate officer of the Corporation may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the Corporation's shareholders.

3.6   Decisions Binding. All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of this Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

3.7   No Liability. Neither any member of the Board nor any member of the Committee shall be liable to any person for any act or determination made in good faith with respect to this Plan or any Award granted hereunder.

3.8   Corporation Assistance. The Corporation shall supply full and timely information to the Committee on all matters relating to eligible persons, their employment, death, Retirement, disability, or other termination of employment or service, and such other pertinent facts as the Committee may require. The Corporation shall furnish the Committee with such clerical and other assistance as is necessary in the performance of its duties.

SECTION 4
SHARES SUBJECT TO THE PLAN

4.1   Number of Shares. Subject to adjustment as provided in Section 4.4 and the share counting rules set forth in Section 4.2, the total number of Shares available for issuance or transfer under this Plan shall not exceed in the aggregate (x) 1,000,000 Shares, *minus* (y) any Shares subject to awards granted under the Predecessor Plan after December 31, 2022 and prior to the Effective Date, *plus* (z) any Shares that are subject to Awards granted under this Plan or awards granted under the Predecessor Plan that are added (or added back, as applicable) to the aggregate number of Shares available under this Section 4.1 pursuant to the share counting rules of this Plan. Shares issued under this Plan may be either authorized but unissued Shares or treasury Shares.

4.2   Share Counting Rules.

4.2.1   Shares covered by an award granted under this Plan will not be counted as used unless and until they are actually issued or transferred to a Participant. If an Award (or after December 31, 2022, an award under the Predecessor Plan) is settled in cash, is unearned, is forfeited, or is cancelled, terminates, expires, or lapses for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Option, or the termination of a related Option upon exercise of the corresponding Tandem SAR), then, to the extent of such cash settlement, unearned amount, forfeiture, cancellation, termination, expiration or lapse, any Shares subject to such Award (or award under the Predecessor Plan) shall remain (or become, as applicable) available for subsequent Awards under this Plan.



4.2.2   Notwithstanding anything to the contrary contained in this Plan: (a) if Shares are withheld by the Corporation, tendered or otherwise used in payment of the exercise price of an Option, the total number of Shares covered by the Option being exercised will reduce the shares available under Section 4.1 of this Plan; (b) if Shares are withheld by the Corporation, tendered or otherwise used in payment of the exercise price of an option granted under the Predecessor Plan, such Shares will not be added back to the Shares available under Section 4.1 of this Plan; (c) Shares withheld by the Corporation, tendered or otherwise used to satisfy tax withholding with respect to Awards under this Plan will reduce the shares available under Section 4.1 of this Plan; (d) Shares withheld by the Corporation, tendered or otherwise used to satisfy tax withholding with respect to awards under the Predecessor Plan will not be added back to the Shares available under Section 4.1 of this Plan; (e) Shares subject to a SAR, to the extent it is exercised and settled in Shares, and whether or not all Shares covered by the SAR are actually issued to the Participant upon exercise of the SAR, will be considered issued or transferred pursuant to this Plan; (f) Shares subject to a stock appreciation right granted under the Predecessor Plan, to the extent it is exercised and settled in Shares, and whether or not all Shares covered by the stock appreciation right are actually issued to the Participant upon exercise of the SAR, will not be added back to the Shares available under Section 4.1 of this Plan; and (g) Shares reacquired by the Corporation on the open market or otherwise using cash proceeds from the exercise of Options (or stock options granted under the Predecessor Plan) will not be added to the aggregate number of Shares available under Section 4.1 of this Plan.

4.3   <u>Limit on Incentive Stock Options</u>. Notwithstanding anything to the contrary contained in this Plan, and subject to adjustment as provided in Section 4.4 of this Plan, the aggregate number of Shares actually issued or transferred by the Corporation upon the exercise of Incentive Stock Options granted under this Plan will not exceed 1,000,000 Shares.

4.4   <u>Adjustments in Awards and Authorized Shares</u>. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, recapitalization, merger, consolidation, split-up, split-off, spin-off, spin-out, combination, repurchase, partial or complete liquidation or other distribution of assets, exchange of Shares or other securities of the Corporation, issuance of rights or warrants to purchase securities, other change in the corporate structure of the Corporation affecting the Shares, or any other corporate transaction or event having an effect similar to any of the foregoing, occurs, such that an adjustment is determined by the Committee (in its sole discretion) to be equitably required in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Committee shall in such manner as it may deem equitable, adjust the number and class of Shares (or other securities) that may be delivered under this Plan under Section 4.1 or 4.3, the number, class, and price of Shares (or other securities) subject to outstanding Awards, the exercise price of outstanding Options and SARs, and other Award terms; <u>provided</u>, <u>however</u>, that any such adjustment to the number specified in Section 4.3 of this Plan will be made if and only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail to so qualify. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for any or all outstanding Awards such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all Awards so replaced in a manner that complies with Code Section 409A. In addition, for each Option or SAR with an exercise price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such Option or SAR without any payment to the person holding such Option or SAR. The specific adjustments shall be determined by the Committee. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

4.5   <u>Nonemployee Director Compensation Limit</u>. Notwithstanding anything to the contrary contained in this Plan, in no event will any Nonemployee Director in any one calendar year be granted compensation (including cash-based compensation and equity-based compensation in the aggregate) for such service having an aggregate maximum value (measured at the Grant Date as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $750,000.

SECTION 5
STOCK OPTIONS

5.1   <u>Grant of Options</u>. Subject to the terms and provisions of this Plan, Options may be granted to Employees, Consultants and Directors at any time and from time to time as determined by the Committee in its sole discretion. The Committee may grant Incentive Stock Options, Nonqualified Stock Options, or a combination thereof, and the Committee, in its sole discretion, shall determine the number of Shares subject to each Option.

5.2   <u>Award Agreement</u>. Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to exercise the Option, and such other terms and



conditions as the Committee, in its discretion, shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

5.3   Exercise Price. Subject to the provisions of this Section 5.3, the Exercise Price for each Option shall be determined by the Committee in its sole discretion.

5.3.1   Nonqualified Stock Options. In the case of a Nonqualified Stock Option, the Exercise Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

5.3.2   Incentive Stock Options. In the case of an Incentive Stock Option, the Exercise Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, that if on the Grant Date, the Employee (together with persons whose stock ownership is attributed to the Employee pursuant to Section 424(d) of the Code) owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or any of its Subsidiaries, the Exercise Price shall be not less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

5.3.3   Substitute Options. Notwithstanding the provisions of Sections 5.3.1 and 5.3.2, in the event that the Corporation or an Affiliate consummates a transaction described in Section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees, Directors or Consultants on account of such transaction may be granted Options in substitution for options granted by their former employer in accordance with Section 12.3 of this Plan. If such substitute Options are granted, the Committee, in its sole discretion and consistent with Section 424(a) of the Code, may determine that such substitute Options shall have an exercise price less than one hundred percent (100%) of the Fair Market Value of the Shares on the Grant Date.

5.4   Expiration of Options.

5.4.1   Expiration Dates. Each Option shall terminate no later than the first to occur of the following events:

(a)   The date for termination of the Option set forth in the written Award Agreement, or

(b)   If no date for the termination of the Option is set forth in the written Award Agreement (other than reference to Section 5.4.1(c)), (a) the expiration of twelve (12) months from the date of the Participant's Termination of Service if such Termination of Service is a result of death or Disability, or (b) three (3) months from the date of the Participant's Termination of Service for any other reason; or

(c)   The expiration of ten (10) years from the Grant Date.

The Committee may provide in any Award Agreement for the automatic exercise of an Option upon such terms and conditions as established by the Committee.

5.4.2   Committee Discretion. Subject to the limit of Section 5.4.1(c), the Committee, in its sole discretion, (a) shall provide in each Award Agreement when each Option expires and becomes unexercisable, and (b) may, after an Option is granted, extend the maximum term of the Option (subject to Section 5.10.4 regarding Incentive Stock Options).

5.5   Exercisability of Options. Options granted under this Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine in its sole discretion. The Committee may, in its discretion, condition the vesting and exercisability of any Option granted under this Plan on satisfaction of (i) any minimum period of continued employment or other continued service with the Corporation by the Participant the Committee deems appropriate ("service vesting"), (ii) satisfaction of any of one or more Performance Goals the Committee deems appropriate ("performance vesting"), or (iii) any combination of servicing vesting and performance vesting requirements the Committee deems appropriate.

5.6   Payment. Options shall be exercised by the Participant's delivery of a written notice of exercise to the Secretary of the Corporation (or its designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares, including satisfaction of any applicable withholding taxes. Upon the exercise of any Option, the Exercise Price shall be payable to the Corporation in full in cash or its equivalent. The Committee, in its sole discretion, also may permit exercise (a) by the actual or constructive tendering of previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price (such previously acquired Shares must have been held for the requisite period necessary to avoid a charge to the Corporation's earnings for the financial reporting purposes, unless otherwise determined by the Committee), (b) subject to any conditions



or limitations established by the Committee, by the withholding of Shares otherwise issuable upon exercise of an Option pursuant to a "net exercise" arrangement (it being understood that, solely or purposes of determining the number of treasury shares held by the Corporation, the Shares so withheld will not be treated as issued and acquired by the Corporation upon such exercise), (c) to the extent permitted by law, from the proceeds of sale through a bank or broker on a date satisfactory to the Corporation of some or all of the Shares to which such exercise relates, (d) by a combination of such methods of payment, or (e) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of this Plan.

As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, including satisfaction of any applicable withholding taxes, the Corporation shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book entry form) representing such Shares.

5.7   Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable, including, but not limited to, restrictions related to applicable federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

5.8   No Dividends or Dividend Equivalents. Options granted under this Plan may not provide for any dividends or dividend equivalents thereon.

5.9   Prohibition on Repricing. Except in connection with a corporate transaction or event described in Section 4.4 of this Plan or in connection with a Change in Control, the terms of outstanding Awards may not be amended to reduce the Exercise Price of outstanding Options or cancel outstanding "underwater" Options (including following a Participant's voluntary surrender of "underwater" Options) in exchange for cash, other awards or Options with an Exercise Price that is less than the Exercise Price of the original Options, without the approval of the Corporation's shareholders. The foregoing sentence is intended to prohibit the repricing of "underwater" Options and will not be construed to prohibit the adjustments provided for in Section 4.4 of this Plan. Notwithstanding any provision of this Plan to the contrary, this Section 5.9 may not be amended without the approval of the Corporation's shareholders.

5.10   Certain Additional Provisions for Incentive Stock Options.

5.10.1   Exercisability. The aggregate Fair Market Value (determined on the Grant Date(s)) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all plans of the Corporation and its Subsidiaries) shall not exceed $100,000. To the extent that the aggregate Fair Market Value exceeds such $100,000 limit, such options shall be treated as nonqualified stock options. In reducing the number of options treated as Incentive Stock Options to meet the $100,000 limit, the most recently granted Options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which Shares are to be treated as shares acquired pursuant to the exercise of an Incentive Stock Option.

5.10.2   Termination of Service. No Incentive Stock Option may be exercised more than three (3) months after the Participant's Termination of Service for any reason other than Disability or death, unless (a) the Participant dies during such three-month period, and/or (b) the Award Agreement or the Committee permits later exercise. No Incentive Stock Option may be exercised more than one (1) year after the Participant's Termination of Service on account of death or Disability, unless the Award Agreement or the Committee permit later exercise. Notwithstanding the foregoing, to the extent that the post-termination exercise period exceeds the limitations under Section 422 of the Code, the Option will cease to be treated as an Incentive Stock Option and shall be treated as a Nonqualified Stock Option at such time that the applicable time limit is exceeded.

5.10.3   Corporation and Subsidiaries Only. Incentive Stock Options may be granted only to persons who are employees of the Corporation or a Subsidiary on the Grant Date.

5.10.4   Duration of Authority to Grant Incentive Stock Options. No Incentive Stock Option may be granted more than ten (10) years after the Effective Date, except to the extent the shareholders of the Corporation have approved grants after that date pursuant to Section 13.2 below.

5.10.5   Expiration. No Incentive Stock Option may be exercised after the expiration of ten (10) years from the Grant Date; provided, however, that if the Option is granted to an Employee who, together with persons whose stock ownership is attributed to the



Employee pursuant to Section 424(d) of the Code, owns stock possessing more than 10% of the total combined voting power of all classes of the stock of the Corporation or any of its Subsidiaries, the Option may not be exercised after the expiration of five (5) years from the Grant Date.

5.10.6   Other Terms There shall be imposed in any Award Agreement relating to Incentive Stock Options such other terms and conditions as from time to time are required in order that the option be an "incentive stock option" as that term is defined in Section 422 of the Code.

SECTION 6
STOCK APPRECIATION RIGHTS

6.1   Grant of SARs. Subject to the terms and conditions of this Plan, an SAR may be granted to Employees, Directors and Consultants at any time and from time to time as shall be determined by the Committee, in its sole discretion. The Committee may grant Affiliated SARs, Freestanding SARs, Tandem SARs, or any combination thereof.

6.1.1   Number of Shares. The Committee shall have complete discretion to determine the number of SARs granted to any Participant.

6.1.2   Exercise Price and Other Terms. The Committee, subject to the provisions of this Plan, shall have complete discretion to determine the terms and conditions of SARs granted under this Plan. However, the exercise price of a Freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The exercise price of Tandem or Affiliated SARs shall equal the Exercise Price of the related Option.

6.2   Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a Tandem SAR granted in connection with an Incentive Stock Option: (a) the Tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the Tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the Tandem SAR is exercised; and (c) the Tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

6.3   Exercise of Affiliated SARs. An Affiliated SAR shall be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an Affiliated SAR shall not necessitate a reduction in the number of Shares subject to the related Option.

6.4   Exercise of Freestanding SARs. Freestanding SARs shall be exercisable on such terms and conditions as the Committee, in its sole discretion, shall determine. The Committees may, in its discretion, condition the vesting and exercisability of any Freestanding SARs granted under this Plan on satisfaction of (i) any minimum period of continued employment or other continued service with the Corporation by the Participant the Committee deems appropriate ("service vesting"), (ii) satisfaction of any of one or more Performance Goals the Committee deems appropriate ("performance vesting"), or (iii) any combination of servicing vesting and performance vesting requirements the Committee deems appropriate.

6.5   SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

6.6   Expiration of SARs. An SAR granted under this Plan shall expire upon the date determined by the Committee, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 5.4 also shall apply to SARs.

6.7   Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Corporation in an amount determined by multiplying:

(a)   The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b)   The number of Shares with respect to which the SAR is exercised.



6.8   No Dividends or Dividend Equivalents. SARs granted under this Plan may not provide for any dividends or dividend equivalents thereon.

6.9   Prohibition on Repricing. Except in connection with a corporate transaction or event described in Section 4.4 of this Plan or in connection with a Change in Control, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding SARs or cancel outstanding "underwater" SARs (including following a Participant's voluntary surrender of "underwater" SARs) in exchange for cash, other awards or SARs with an exercise price that is less than the exercise price of the original SARs, without the approval of the Corporation's shareholders. The foregoing sentence is intended to prohibit the repricing of "underwater" SARs and will not be construed to prohibit the adjustments provided for in Section 4.4 of this Plan. Notwithstanding any provision of this Plan to the contrary, this Section 6.9 may not be amended without the approval of the Corporation's shareholders.

6.10   At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

SECTION 7
RESTRICTED STOCK

7.1   Grant of Restricted Stock. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Restricted Stock to Employees, Directors and Consultants in such amounts as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion shall determine the number of Shares to be granted to each Participant.

7.2   Restricted Stock Agreement. Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, purchase price, if any, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Stock shall be held by the Corporation as escrow agent until the restrictions on such Restricted Stock have lapsed.

7.3   Other Restrictions. The Committee, in its sole discretion, may impose such other restrictions on Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 7.3.

    7.3.1   General Restrictions. The Committee may set restrictions based upon the achievement of specific Performance Goals (Corporation-wide, divisional, or individual), applicable federal or state securities laws, or any other basis determined by the Committee in its discretion. In addition, the Committee will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 7.3.1 including the authority to reduce or eliminate Awards, in its sole discretion, if the Committee preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.

    7.3.2   Legend on Certificates. The Committee, in its discretion, may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

7.4   Dividends and Other Distributions. During the Period of Restriction, Participants holding Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid. In addition, any dividends as to the unvested portion of a Restricted Stock award that is subject to performance-based vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the Award to which they relate.

7.5   Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Committee determines otherwise.

7.6   Return of Restricted Stock to Corporation. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Corporation and again shall become available for grant under this Plan.



SECTION 8
RESTRICTED STOCK UNITS

8.1   Grant of Restricted Stock Units. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Restricted Stock Units to Employees, Directors and Consultants in such amounts as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion shall determine the number of Shares to be granted to each Participant and the terms of such Restricted Stock Units.

8.2   Award Agreement. Each Award of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of Shares granted, the conditions for vesting of the Restricted Stock Units, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

8.3   Vesting. The Committee, in its sole discretion, may impose such restrictions on the vesting of the Participant's Restricted Stock Units as it may deem advisable or appropriate, in accordance with this Section 8.3.

    8.3.1   Service Vesting. The Committee may condition the vesting of a Participant's Restricted Stock Units upon the Participant's continued performance of services for the Corporation through a specified vesting date or dates. If the Participant's Termination of Service occurs before such vesting date, the relevant Restricted Stock Units shall be forfeited, except as may otherwise be provided in the Award Agreement.

    8.3.2   Performance Vesting. Alternatively, the Committee may, in its discretion, condition the vesting of all or a portion of the Participant's Restricted Stock Units upon the achievement of specific Performance Goals (Corporation-wide, divisional, or individual), applicable federal or state securities laws, or any other basis determined by the Committee in its discretion. In addition, the Committee will have the discretion to determine the vesting or other limitations of the individual awards granted under this Section 8.3.2 including the authority to reduce or eliminate Awards, in its sole discretion, if the Committee preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.

8.4   Settlement of Restricted Stock Units. Upon vesting of all or part of a Participant's Restricted Stock Units, the Participant shall be entitled to receive from the Corporation in settlement of the vested Restricted Stock Units either, at the discretion of the Committee:

    (a)   The number of Shares with respect to that portion of the Restricted Stock Units which have become vested; or

    (b)   An amount determined by multiplying the Fair Market Value of a Share on the date of vesting; times the number of Shares with respect to which the Restricted Stock Units which have become vested.

    In either case, the Corporation may reduce the net amount or number of Shares actually delivered to the Participant to account for payroll taxes withheld pursuant to Section 14.2 below.

8.5   No Rights of Shareholder Until Restricted Stock Units Vest; Dividends and Dividend Equivalents. Until such time as the Restricted Stock Units vest and Shares are issued to the Participant, the Participant shall not have the rights of a shareholder with respect to the covered shares. In particular, Participants holding unvested Restricted Stock Units shall not be entitled to exercise voting rights with respect to those shares. However, the Committee may authorize the payment of dividends or dividend equivalents on Restricted Stock Units on a deferred and contingent basis, either in cash or in additional Shares, provided that dividend equivalents or other distributions on Shares underlying Restricted Stock Units shall be deferred until, and paid contingent upon, the earning and vesting of such Restricted Stock Units.

SECTION 9
CASH AWARDS

9.1   Cash Awards. Cash Awards may be granted either alone, in addition to, or in tandem with other Awards granted under this Plan. After the Committee determines that it will offer a Cash Award, it shall advise the Participant, by means of an Award Agreement, of the terms, conditions and restrictions related to the Cash Award. The grant or vesting of a Cash Award may be made contingent on the achievement of Performance Goals.



SECTION 10
OTHER AWARDS

10.1   Other Awards. Subject to applicable law and the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant, to an Employee, Consultant or Nonemployee Director, Shares or any other award that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares or factors that may influence the value of such Shares, including, without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon performance of the Corporation or a Subsidiary or an Affiliate or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of the Shares or the value of securities of, or the performance of specified Subsidiaries or Affiliates of or other business units of the Corporation. The Committee may authorize the grant of Shares as a bonus or may authorize the grant of other awards in lieu of obligations of the Corporation or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Code Section 409A. The Committee may authorize the payment of dividends or dividend equivalents on Other Awards on a deferred and contingent basis, either in cash or in additional Shares, provided that dividend equivalents or other distributions on Shares underlying Other Awards shall be deferred until, and paid contingent upon, the earning and vesting of such Other Awards.

SECTION 11
CHANGE IN CONTROL

11.1   Change in Control. In connection with a Change in Control, the Board may, in its sole discretion, take any one or more of the following actions with respect to any one or more Participants:

(a)   Accelerate the exercise dates or vesting dates of any outstanding Awards;

(b)   Make outstanding Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights or Cash Awards fully vested and exercisable;

(c)   Grant a cash bonus award to any of the holders of outstanding Awards;

(d)   Pay cash to any or all Participants in exchange for the cancellation of their outstanding Awards; or

(e)   Make any other adjustments or amendments to this Plan and outstanding Awards.

11.2   Requirements if Shares are Publicly Traded. If the Shares are registered under the 1934 Act, any such action with respect to any named executive officer of the Corporation shall be effective only if it is approved by the Compensation Committee of the Board and the Committee is comprised exclusively of Nonemployee Directors.

11.3   Uniform Treatment Not Required. In exercising its authority under this Section 11, the Board or Committee shall have no duty to apply any action taken under this Section 11 uniformly to all Participants, and may choose, in its sole discretion, whether or not the Awards granted to any particular Participant will be affected (subject to any pre-existing provisions in a Participant's Award Agreement or other agreement with the Corporation requiring accelerated vesting or payment upon a Change in Control).

SECTION 12
MISCELLANEOUS

12.1   Issuance of Shares. The Corporation shall not be required to issue or deliver any certificate for Shares purchased upon the attempted exercise of any Option or SAR granted hereunder or any portion thereof, or deliver any certificate for shares of Restricted Stock or Restricted Stock Unit granted hereunder, and no attempted exercise of an Option or SAR shall be effective prior to fulfillment of all of the following conditions:

(a)   The admission of such shares to listing on all stock exchanges on which the Shares are then listed;

(b)   The completion of any registration or other qualification of such Shares which the Committee shall deem necessary or advisable under any federal or state law or under the rulings or regulations of the SEC or any other governmental regulatory body;



(c)   The obtaining of any approval or other clearance from any federal or state governmental agency or body which the Committee shall determine to be necessary or advisable; and

(d)   The lapse of such reasonable period of time following the exercise of the Option or SAR as the Board from time to time may establish for reasons of administrative convenience.

Stock certificates issued and delivered to Participants shall bear such restrictive legends as the Corporation shall deem necessary or advisable pursuant to applicable federal and state securities laws. The inability of the Corporation to obtain approval from any regulatory body having authority deemed by the Corporation to be necessary to the lawful issuance and sale of any Shares pursuant to Options shall relieve the Corporation of any liability with respect to the non-issuance or sale of the Shares as to which such approval shall not have been obtained. The Corporation shall, however, use reasonable efforts to obtain all such approvals.

12.2   Termination of Service or Other Events. Awards may provide for continued vesting or the earlier vesting of such Awards, including in the event of the Retirement, death, Disability or termination of employment or service of a Participant or in the event of a Change in Control.

12.3   Share-Based Awards in Substitution for Awards Granted by Another Company. Notwithstanding anything in this Plan to the contrary:

12.3.1   Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, stock appreciation rights, restricted shares, restricted share units or other share or share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Corporation or any Subsidiary. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Code Section 409A. The awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

12.3.2   In the event that a company acquired by the Corporation or any Subsidiary or with which the Corporation or any Subsidiary merges has shares available under a pre-existing plan previously approved by shareholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under this Plan; provided, however, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not employees or directors of the Corporation or any Subsidiary prior to such acquisition or merger.

12.3.3   Any Shares that are issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Corporation under Sections 12.3.1 or 12.3.2 of this Plan will not reduce the Shares available for issuance or transfer under this Plan or otherwise count against the limits contained in Section 4 of this Plan. In addition, no Shares subject to an award that is granted by, or becomes an obligation of, the Corporation under Sections 12.3.1 or 12.3.2 of this Plan, will be added to the aggregate limit contained in Section 4.1 of this Plan.

12.4   No Effect on Employment or Service. Nothing in this Plan shall interfere with or limit in any way the right of the Corporation to terminate any Participant's employment or service at any time, with or without cause. For purposes of this Plan, transfer of employment of a Participant between the Corporation and any one of its Affiliates (or between Affiliates) shall not be deemed a Termination of Service. Employment with the Corporation and its Affiliates is on an at-will basis only.

12.5   Participation. No Employee, Director or Consultant shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

12.6   Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Corporation against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan or any Award Agreement, and (b) from any



and all amounts paid by him or her in settlement thereof, with the Corporation's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Corporation an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation's certificate of incorporation or bylaws, by contract, as a matter of law, or otherwise, or under any power that the Corporation may have to indemnify them or hold them harmless.

12.7   Successors. All obligations of the Corporation under this Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Corporation.

12.8   Beneficiary Designations. If permitted by the Committee, a Participant under this Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of this Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

12.9   Limited Transferability of Awards. No Award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 12.8, and in no event shall any Award be transferred for value. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant. Notwithstanding the foregoing, the Participant may, in a manner specified by the Committee, (a) transfer a Nonqualified Stock Option to a Participant's "family member" (as defined in Form S-8) pursuant to a court-approved domestic relations order which relates to marital property rights, and (b) transfer a Nonqualified Stock Option by bona fide gift and not for any consideration, to (i) a Participant's "family member", (ii) a trust established for the exclusive benefit of the Participant's "family members", (iii) a partnership, limited liability company of other entity whose only partners or members are the Participant's "family members", or (iv) a foundation in which the Participant's "family members" control the management of the foundation's assets. Where transfer is permitted, references to "Participant" shall be construed, as the Committee deems appropriate, to include any permitted transferee to whom such Award is transferred. The Committee may specify on the Grant Date that part or all of the Shares that are (x) to be issued or transferred by the Corporation upon the exercise of Options or SARs, or upon the vesting of other Awards, or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 7 of this Plan, will be subject to further restrictions on transfer, including minimum holding periods.

12.10   No Rights as Shareholder. Except to the limited extent provided in Sections 7.4 and 7.5 no Participant (nor any beneficiary) shall have any of the rights or privileges of a shareholder of the Corporation with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates representing such Shares shall have been issued, recorded on the records of the Corporation or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

12.11   Compliance with Code Section 409A.

    12.11.1 To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Code Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Code Section 409A will also include any regulations or any other formal guidance promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service.

    12.11.2 Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Code Section 409A) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owed by a Participant to the Corporation or any of its Subsidiaries.

    12.11.3 If, at the time of a Participant's separation from service (within the meaning of Code Section 409A), (i) the Participant will be a specified employee (within the meaning of Code Section 409A and using the identification methodology selected by the Corporation



from time to time) and (ii) the Corporation makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Code Section 409A) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Code Section 409A in order to avoid taxes or penalties under Code Section 409A, then the Corporation will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

12.11.4 Solely with respect to any award that constitutes nonqualified deferred compensation subject to Code Section 409A and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership," "change in effective control," and/or a "change in the ownership of a substantial portion of assets" of the Corporation as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time and form of payment that complies with Code Section 409A, without altering the definition of Change in Control for any purpose in respect of such award.

12.11.5 Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Code Section 409A, the Corporation reserves the right to make amendments to this Plan and grants hereunder as the Corporation deems necessary or desirable to avoid the imposition of taxes or penalties under Code Section 409A. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Code Section 409A), and neither the Corporation nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

12.12   Non-Exclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options and the awarding of stock and/or cash, and such arrangements may be either generally applicable or applicable only in specific cases.

12.13   Other Forfeiture Events, Clawback and Recoupment. The Committee may specify in an Award Agreement that the Participant's rights, payments, and/or benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an Award. Except as otherwise determined by the Committee, a Participant shall forfeit all of his or her outstanding Awards if such Participant is determined to have engaged in an act that constitutes Cause (regardless of whether the Participant's service with the Corporation is terminated as a result of such Cause). The determination of whether a Participant has engaged in an act that constitutes Cause shall be made by the Committee, which prior to making such determination shall provide written notice of the event of Cause to the Participant and allow the Participant a reasonable opportunity to cure such event. Notwithstanding any provisions to the contrary under this Plan, an Award granted under this Plan shall be subject to the provisions of the Corporation's clawback policy as may be established and/or amended from time to time, including upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Shares may be traded. The Corporation may require a Participant to forfeit or return to and/or reimburse the Corporation all or a portion of the Award and/or Shares issued under the Award, any amounts paid under the Award, and any payments or proceeds paid or provided upon disposition of the Shares issued under the Award, pursuant to the terms of such clawback policy or as necessary or appropriate to comply with applicable laws or the rules of any national securities exchange or national securities association on which the Shares may be traded.

12.14   Delay of Payment Pending Investigation. If any Award becomes payable (or any restrictions relating to such Award lapse) while a Participant is under investigation for any event that would constitute Cause or otherwise result in forfeiture of an Award, payment of such Award shall be delayed pending the outcome of such investigation. If such investigation is pending on the latest date upon which such Award may be paid (or such restrictions may lapse) in order for payment of the Award to remain qualified as a short-term deferral under Treasury Regulation Section 1.409A-1(b)(4) or would otherwise not result in a violation of Code Section 409A, the Award may be paid on that date only if the Participant executes an agreement with the Corporation under which he or she agrees to repay or forfeit the Award if the investigation results in the Participant being found to have committed an act that constitutes Cause or would result in forfeiture of the Award. If the Participant fails to execute such an agreement, the Award shall be forfeited.



SECTION 13
AMENDMENT, TERMINATION, AND DURATION

13.1   Amendment, Suspension, or Termination.

13.1.1   The Board, in its sole discretion, may amend, suspend or terminate this Plan, or any part thereof, at any time and for any reason. The amendment, suspension, or termination of this Plan shall not, without the consent of the Participant, materially impair any rights or obligations under any Award already granted to such Participant; provided that such consent shall not be required if the Board determines, in its sole and absolute discretion, that the amendment, suspension or termination: (a) is required or advisable in order for the Corporation, this Plan or the Award to satisfy applicable law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any Change in Control transaction or event, is in the best interests of the Corporation or its shareholders. The Board may, but need not, take the tax or accounting consequences to affected Participants into consideration in acting under the preceding sentence. No Award may be granted during any period of suspension or after termination of this Plan. The Corporation shall obtain shareholder approval if necessary or desirable to comply with applicable laws, rules and regulations, including of any governmental agencies and national securities exchanges. Decisions of the Board shall be final, binding and conclusive.

13.1.2   If permitted by Code Section 409A, but subject to Section 13.1.1 of this Plan, including in the case of a Participant's termination of employment or service, in the case of unforeseeable emergency or other circumstances or in the event of a Change in Control, the Committee may, in its sole discretion, provide for the continued vesting of or accelerate the vesting or exercisability of an Award or may waive any other limitation or requirement under such Award.

13.2   Duration of this Plan. No grant will be made under this Plan on or after the tenth anniversary of the Effective Date, but all grants made prior to such date will continue in effect thereafter subject to the terms and conditions thereof and of this Plan.

SECTION 14
TAX WITHHOLDING

14.1   Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Corporation shall have the power and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy federal, state, and local taxes or other amounts (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

14.2   Withholding Arrangements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (a) electing to have the Corporation withhold otherwise deliverable Shares, or (b) delivering to the Corporation already-owned Shares having a fair market value equal to the amount to be withheld. If the Committee permits Award Shares to be withheld from the Award to satisfy applicable withholding obligations, the fair market value of the Award Shares withheld, as determined as of the date of withholding, shall not exceed the amount determined by the applicable minimum statutory withholding rates unless (a) an additional amount can be withheld and not result in adverse accounting consequences, and (b) such additional withholding amount is authorized by the Committee.

14.3   Liability for Applicable Taxes. Regardless of any action the Corporation or the Participant's employer (the "Employer") takes with respect to any or all income tax, social security, payroll tax, payment on account, other tax-related withholding or information reporting ("Tax-Related Items"), the Participant acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by Participant is and remains the Participant's responsibility and that the Corporation and or the Employer (a) make no representations nor undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of an Award; and (b) do not commit to structure the terms or any aspect of any Award granted hereunder to reduce or eliminate the Participant's liability for Tax-Related Items. The Participant shall pay the Corporation or the Employer any amount of Tax-Related Items that the Corporation or the Employer may be required to withhold as a result of the Participant's participation in this Plan that cannot be satisfied by the means previously described. The Corporation may refuse to deliver any benefit under this Plan if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.



SECTION 15
LEGAL CONSTRUCTION

15.1 <u>Gender and Number</u>. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

15.2 <u>Severability</u>. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included. Notwithstanding anything in this Plan or an Award Agreement to the contrary, nothing in this Plan or in an Award Agreement prevents a Participant from providing, without prior notice to the Corporation, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity a Participant is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the 1934 Act.

15.3 <u>Requirements of Law</u>. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

15.4 <u>Securities Law Compliance</u>. With respect to Section 16 Persons, transactions under this Plan are <u>intended</u> to comply with all applicable conditions of Rule 16b-3. To the extent any provision of this Plan, Award Agreement or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

15.5 <u>Governing Law</u>. This Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Florida.

15.6 <u>Captions</u>. Captions are provided herein for convenience only and shall not serve as a basis for interpretation or construction of this Plan.



NON-GAAP RECONCILIATION
(In millions, except per share data)

Non-GAAP Cash Net Income Reconciliation	Year Ended Dec 31, 2022
Net income	$ 98.4
Acquisition and financing-related expenses[1]	5.9
Restructuring charges[2]	3.5
Officer transition costs	0.3
Acquisition integration costs[3]	3.7
Change in fair value of contingent consideration	1.7
Amortization of intangible assets	28.7
Other	0.1
Tax effect of above	(11.0)
Non-GAAP cash net income*	$131.3
Non-GAAP cash net income per diluted share*	$ 4.03

Adjusted EBITDA Reconciliation	Year Ended Dec 31, 2022
Net Income	$ 98.4
Interest expense, net	16.7
Income tax provision	23.4
Depreciation and amortization	51.6
Acquisition and financing-related expenses[1]	5.9
Restructuring charges[2]	3.5
Officer transition costs	0.3
Acquisition integration costs[3]	3.7
Change in fair value of contingent consideration	1.7
Other	0.1
Adjusted EBITDA*	$205.3
*Adjusted EBITDA margin**	23.2%

Free Cash Flow Reconciliation	Year Ended Dec 31, 2022
Net cash provided by operating activities	$109.9
Less: Capital Expenditures	31.9
Free Cash Flow*	$ 78.0



Net Debt-to-Adjusted EBITDA Reconciliation	As of December 31, 2022
Current portion of long-term non-revolving debt, net	19.0
Revolving lines of credit	262.9
Long-term non-revolving debt, net	164.2
Total debt	**446.1**
Less: Cash and cash equivalents	43.7
Net debt	**402.4**
TTM Pro forma adjusted EBITDA[4]	210.3
Ratio of net debt to TTM pro forma adjusted EBITDA*	**1.91**

*   Adjusted numbers are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies.

[1]   Acquisition and financing-related expenses include costs associated with our M&A activities. These activities include all phases of the M&A process from analyzing targets, to raising funding, to due diligence and transaction costs at closing. We utilize internal resources for a significant amount of time spent on our acquisition activities and have chosen not to staff a full M&A department or use significant outside services. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the year ended Dec 31, 2022, the charges include recurring labor costs of $2.3 million, professional fees of $2.0 million, travel costs of $0.7 million and other M&A related costs of $0.9 million, respectively.

[2]   Restructuring activities include costs associated with our actions to improve operating efficiencies and rationalize our cost structure. The 2022 costs relate to an operational restructuring that combined the manufacturing operations at two of our locations into one location as well as organizational restructures among several locations, which aligned employee talent with the strategic operational goals of the company. For the year ended Dec 31, 2022, the charges include recurring labor costs of $2.2 million, severance-related costs of $2.3 million and manufacturing relocation and other costs of $0.7 million. Additionally, in 2022 we realized a gain on the sale of property, plant and equipment related to our restructuring activities totaling $1.8 million.

[3]   Acquisition integration activities include costs associated with integrating our acquired businesses, which can occur up to 18 months after acquisition date. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the year ended Dec 31, 2022, the charges include recurring labor costs of $2.5 million, professional fees of $0.8 million and travel and other costs of $0.4 million.

[4]   On a pro-forma basis for Taimi and Daman

